Exhibit 99.2

Suite 1901 - 130 Adelaide Street West Toronto, ON Canada M5H 3P5 Telephone: (416) 364-4938 Fax: (416) 364-5162 Website: http://www.avalonraremetals.com

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of the shareholders of Avalon Rare Metals Inc. (the "Company") will be held at The Toronto Board of Trade, Room A/B/C (located on the 4th floor), 1 First Canadian Place, Toronto, Ontario, M5X 1C1 at 4:30 p.m. (Toronto time) on Thursday, January 27, 2011, for the following purposes:

(1)	to receive the audited financial statements of the Company for the financial year ended August 31, 2010 together with the report of the auditors thereon;

(2)	to elect directors of the Company for the ensuing year;

(3)	to appoint the auditors of the Company for the ensuing year and to authorize the directors of the Company to fix the remuneration of the auditors;

(4)	to consider a resolution to approve the unallocated options under the Company’s stock option plan;

(5)
to consider and, if deemed advisable, pass with or without variation, a special resolution for continuance of the Company from being governed by the Business Corporations Act (British Columbia) to being governed by the Canada Business Corporations Act; and

(6)	to approve to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Particulars of the foregoing matters are set forth in the accompanying information circular. A copy of the President’s Letter and the audited financial statements of the Company as at and for the year ended August 31, 2010 and the report of the auditors of the Company thereon, also accompanies this notice of the Meeting. The directors of the Company have fixed the close of business on November 29, 2010 as the record date for the determination of the shareholders of the Company entitled to receive notice of the Meeting.

DATED at Toronto, Ontario this 20th day of December, 2010.

BY ORDER OF THE BOARD

Donald S. Bubar
President and Chief Executive Officer

Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the accompanying form of proxy in the enclosed return envelope.  All instruments appointing proxies to be used at the Meeting or at any adjournment thereof must be deposited with Equity Financial Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario, Canada  M5H 4H1, fax number: (416) 361-0470 not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

Suite 1901 - 130 Adelaide Street West Toronto, ON Canada M5H 3P5 Telephone: (416) 364-4938 Fax: (416) 364-5162 Website: http://www.avalonraremetals.com

INFORMATION CIRCULAR
As at and dated December 20, 2010
(Unless Otherwise Noted)

GENERAL PROXY INFORMATION

Solicitation of Proxies

This information circular (this "Information Circular") is furnished in connection with the solicitation of proxies by the management and the directors of AVALON RARE METALS INC.  (the "Company") for use at the annual and special meeting of the shareholders of the Company (the "Meeting") to be held at The Toronto Board of Trade, Room A/B/C (located on the 4th floor), 1 First Canadian Place, Toronto, Ontario, M5X 1C1 at 4:30 p.m. (Toronto time) on Thursday, January 27, 2011, and at all adjournments thereof for the purposes set forth in the accompanying notice of the Meeting (the "Notice of Meeting"). The solicitation of proxies will be made primarily by mail and may be supplemented by telephone or other personal contact by the directors, officers and employees of the Company. Directors, officers and employees of the Company will not receive any extra compensation for such activities. The Company may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from the shareholders of the Company in favour of the matters set forth in the Notice of Meeting. The Company may pay brokers or other persons holding common shares of the Company in their own names, or in the names of nominees, for their reasonable expenses for sending proxies and this Information Circular to beneficial owners of common shares and obtaining proxies therefrom.  The cost of the solicitation will be borne directly by the Company.

No person is authorized to give any information or to make any representation other than those contained in this Information Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Company.  The delivery of this Information Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date hereof.

Non-Registered Shareholders

Only registered shareholders of the Company, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. However, in many cases, common shares beneficially owned by a person (a "Non-Registered Shareholder") are registered either:

(a)
in the name of an intermediary (an "Intermediary") with whom the Non-Registered Shareholder deals in respect of the common shares (Intermediaries include, among others: banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited, in Canada, and the Depository Trust Company, in the United States) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and its form of proxy (collectively the "Meeting Materials") to the Intermediaries and clearing agencies for onward distribution to Non-Registered Shareholders. Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(a)
be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "voting instruction form"), which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of common shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Equity Financial Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario, Canada M5H 4H1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the common shares they beneficially own. Should a Non-Registered Shareholder who receives either a voting instruction form or a form of proxy wish to attend the Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including those regarding when and where the voting instruction form or the proxy is to be delivered.

Appointment and Revocation of Proxies

The persons named in the form of proxy accompanying this Information Circular are directors and/or officers of the Company.  A shareholder of the Company has the right to appoint a person or company (who need not be a shareholder), other than the persons whose names appear in such form of proxy, to attend and act for and on behalf of such shareholder at the Meeting and at any adjournment thereof.  Such right may be exercised by either striking out the names of the persons specified in the form of proxy and inserting the name of the person or company to be appointed in the blank space provided in the form of proxy, or by completing another proper form of proxy and, in either case, delivering the completed and executed proxy to Equity Financial Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario, Canada  M5H 4H1 in time for use at the Meeting in the manner specified in the Notice of Meeting.

A registered shareholder of the Company who has given a proxy may revoke the proxy at any time prior to use by: (a) depositing an instrument in writing, including another completed form of proxy, executed by such registered shareholder or by his or her attorney authorized in writing or by electronic signature or, if the registered shareholder is a corporation, by an officer or attorney thereof properly authorized, either: (i) at the principal office of the Company, 130 Adelaide Street West, Suite 1901, Toronto, Ontario, Canada  M5H 3P5, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof, (ii) with Equity Financial Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario, Canada  M5H 4H1, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof, or (iii) with the chairman of the Meeting on the day of the Meeting or any adjournment thereof; (b) transmitting, by telephone or electronic means, a revocation that complies with paragraphs (i), (ii) or (iii) above and that is signed by electronic signature, provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such shareholder or by or on behalf of his or her attorney, as the case may be; or (c) in any other manner permitted by law including attending the Meeting in person.

A Non-Registered Shareholder who has submitted a proxy may revoke it by contacting the Intermediary through which the Non-Registered Shareholder's common shares are held and following the instructions of the Intermediary respecting the revocation of proxies.

Exercise of Discretion by Proxies

The common shares represented by an appropriate form of proxy will be voted or withheld from voting on any ballot that may be conducted at the Meeting, or at any adjournment thereof, in accordance with the instructions of the shareholder thereon.  In the absence of instructions, such common shares will be voted for each of the matters referred to in the Notice of Meeting as specified thereon.

The enclosed form of proxy, when properly completed and signed, confers discretionary authority upon the persons named therein to vote on any amendments to or variations of the matters identified in the Notice of Meeting and on other matters, if any, which may properly be brought before the Meeting or any adjournment thereof.  At the date hereof, management of the Company knows of no such amendments or variations or other matters to be brought before the Meeting.  However, if any other matters which are not now known to management of the Company should properly be brought before the Meeting, or any adjournment thereof, the common shares represented by such proxy will be voted on such matters in accordance with the judgment of the person named as proxy therein.

Signing of Proxy

The form of proxy must be signed by the shareholder of the Company or the duly appointed attorney of the shareholder of the Company authorized in writing or, if the shareholder of the Company is a corporation, by a duly authorized officer of such corporation.  A form of proxy signed by the person acting as attorney of the shareholder of the Company or in some other representative capacity, including an officer of a corporation which is a shareholder of the Company, should indicate the capacity in which such person is signing and should be accompanied by the appropriate instrument evidencing the qualification and authority to act of such person, unless such instrument has previously been filed with the Company.  A shareholder of the Company or his or her attorney may sign the form of proxy or a power of attorney authorizing the creation of a proxy by electronic signature provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such shareholder or by or on behalf of his or her attorney, as the case may be.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Description of Share Capital

The Company is authorized to issue an unlimited number of common shares without par value and 25,000,000 preferred shares without par value.  There are 92,396,383 common shares and no preferred shares issued and outstanding at December 20, 2010.

At a General Meeting of the Company, on a show of hands, every registered shareholder present in person and entitled to vote and every proxyholder duly appointed by a registered shareholder who would have been entitled to vote shall have one vote and, on a poll, every registered shareholder present in person or represented by proxy or other proper authority and entitled to vote shall have one vote for each share of which such shareholder is the registered holder.  Common shares represented by proxy will only be voted if a ballot is called for.  A ballot may be requested by a registered shareholder or proxyholder present at the Meeting or required because the number of votes attached to common shares represented by proxies that are to be voted against a matter is greater than 5% of the votes that could be cast at the Meeting.

Record Date

The directors of the Company have fixed November 29, 2010 as the record date for the determination of the shareholders of the Company entitled to receive notice of the Meeting.  Shareholders of the Company of record at the close of business on November 29, 2010 will be entitled to vote at the Meeting.

Ownership of Securities of the Company

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company other than MFC Global Investment Management (U.S.), LLC, which has reported that one or more funds or client accounts managed by it hold 12,336,016 common shares representing 13.4% of the outstanding common shares of the Company.

The directors and officers of the Company collectively own or control, directly or indirectly, in the aggregate, 2,797,500 common shares, representing approximately 3% of the outstanding common shares as at December 20, 2010.

PARTICULAR OF MATTERS TO BE ACTED UPON

1.           Presentation of Financial Statements

At the Meeting, the Chairman of the Meeting will present to shareholders the financial statements of the Company for the year ended August 31, 2010 and the auditors’ report thereon.

2.           Election of Directors

The board of directors currently consists of seven directors.  The table and the notes thereto state the names of all persons nominated by management for election as directors, all other positions and offices with the Company now held by them, their principal occupations or employment for the preceding five years, the period or periods of service as directors of the Company and the number of voting securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as of the date hereof.

Name, Province/State and Country of Residence	Position with the Company	Principal Occupation	Director Since	Common Shares Beneficially Owned, Directly or Indirectly or Controlled *

Donald S. Bubar Ontario, Canada	President and CEO	President and CEO of the Company	February 17, 1995	1,252,000

David Connelly Yellowknife, NWT	Director	Self-employed Businessperson since 1997.	May 10, 2010	305,500

Alan Ferry (1) (2) Ontario, Canada	Director	Chairman of the Company and Self-employed Businessperson since July 2007; prior thereto, Vice-President, Metals and Minerals for D&D Securities Company (an investment dealer).	February 24, 2000	175,000

Phil Fontaine Ontario, Canada	Director	Special Advisor to the Royal Bank of Canada; prior thereto National Chief of the Assembly of First Nations for three consecutive terms.	September 8, 2009	Nil

Name, Province/State and Country of Residence	Position with the Company	Principal Occupation	Director Since	Common Shares Beneficially Owned, Directly or Indirectly or Controlled *

Brian D. MacEachen (1) Nova Scotia, Canada	Director	Executive Vice President of Brigus Gold Corp. (formerly Linear Gold Corp.), a mining exploration company, since October 2009 and President and CEO of Linear Metals Corporation (a mining exploration company) since January 2008; prior thereto, CFO and Vice-President of Finance of Linear Metals Corporation.	November 16, 1998	365,000

Peter McCarter (2) Ontario, Canada	Director	Retired since September 2007; prior thereto, Executive Vice-President, Corporate Affairs, Aur Resources Inc., (an international mining company).	November 16, 2007	30,000

Hari Panday (1)(2) Ontario, Canada	Director
Senior Advisor, ICICI Bank Canada; President and CEO, PanVest Capital Corporation;  founding- President and CEO, Wealth Management, North America, ICICI Wealth Management Inc. and founding-President and CEO, ICICI Bank Canada (a Schedule II chartered bank), the Canadian subsidiary of ICICI Bank Limited, India; and a director of the Canadian National Stock Exchange.
			January 14, 2010	Nil

Notes:
* As provided by the respective director.
(1)	Member of the Company’s Audit Committee.
(2)	Member of the Company’s Compensation, Governance and Nominating Committee.

Each director elected at the Meeting will hold office until the next annual meeting or until his successor is duly elected or appointed.

As at the date of this Information Circular, the directors and senior officers of the Company as a group, directly and indirectly, beneficially own or exercise control or direction over 2,797,500 common shares representing approximately 3% of the issued and outstanding common shares.
No proposed director (including any personal holding company of a proposed director):

(a)	is, as at the date of this Information Circular, or has been, within the preceding 10 years, a director, chief executive officer or chief financial officer of any company (including the Company) that

(i)
was the subject of a cease trade or similar order (including a management cease trade order whether or not such person was named in the order) or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, (an “Order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, other than Peter McCarter, who was a director and officer of Compressario Corporation when it became subject to cease trade orders that were issued in 2003 by the Ontario, British Columbia and Alberta Securities Commissions for failure to file financial statements; or

(ii)
was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

(b)
is, as at the date of this Information Circular, or has been, within the preceding 10 years, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)
has, within the 10 years before the date of this Information Circular, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)	has been subject to:

(i)
since December 31, 2000, any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or before December 31, 2000, the disclosure of which would likely be important to a reasonable securityholder in deciding whether to vote for a proposed director; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director;

Proxies received in favour of management will be voted FOR the election of the above-named nominees, unless the shareholder has specified in the proxy that the common shares are to be withheld from voting in respect thereof.  Management no reason to believe that any of the nominees will be unable to serve as a director but, if a nominee is for any reason unavailable to serve as a director, proxies in favour of management will be voted in favour of the remaining nominees and may be voted for a substitute nominee unless the shareholder has specified in the proxy that the common shares are to be withheld from voting in respect of the election of directors.

3.           Appointment of Auditors

McCarney Greenwood LLP, Chartered Accountants have been the auditors of the Company since October 14, 2010.  The Board of Directors appointed McCarney Greenwood LLP to replace Sievert & Sawrantschuk LLP as auditors of the Company for the 2010 financial year and is requesting that the shareholders ratify such appointment for the 2010 financial year and re-appoint McCarney Greenwood LLP as auditors of the Company to be effective until the close of the next annual meeting of the Company.

There was no reportable event (disagreement, consultation or unresolved issue as described in National Instrument 51-102 - Continuous Disclosure Obligations) in connection with prior audits of the Company and no such prior audits contained reservations.

The Company filed a Notice of Change of Auditors dated October 19, 2010. Copies of the Notice of Change of Auditors and the responses from Sievert & Sawrantschuk LLP, as former auditors, and McCarney Greenwood LLP, as successor auditors are attached to this Management Information Circular as Schedule A.

Shareholders will be asked to consider and, if thought advisable, to pass an ordinary resolution to appoint the firm of McCarney Greenwood LLP to serve as auditors of the Company until the next annual meeting of shareholders and to authorize the directors of the Company to fix their remuneration as such.

Unless the shareholder directs that his or her common shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of proxy intend to vote FOR the appointment of McCarney Greenwood LLP, to serve as auditors of the Company until the next annual meeting of the shareholders and to authorize the directors to fix their remuneration.

4.           Approval of Unallocated Options and Amendment to the Stock Option Plan

Matters to be Approved

In accordance with the requirements of the Toronto Stock Exchange (the “TSX”) every three years after institution, all unallocated options, rights and other entitlements under a security based compensation arrangement which does not have a fixed maximum number of  securities issuable thereunder (commonly referred to as “rolling plans), must be approved by the majority of the issuer’s securityholders.  As the Company’s stock option plan (the “Stock Option Plan”) does not have a fixed maximum number of securities issuable pursuant thereto and was approved by shareholders on January 31, 2008, the shareholders are required to approve all unallocated options issuable pursuant to the Stock Option Plan by no later than January 31, 2011. As the Meeting is currently scheduled to be the last shareholders meeting prior to this date, shareholders are being asked at the Meeting to pass a resolution approving all unallocated options, rights or other entitlements under the Stock Option Plan. The board of directors has approved the unallocated options under the Stock Option Plan. Under the policies of the TSX, if the Company wishes to make certain amendments to the Stock Option Plan, it must obtain shareholder approval.

As at December 20, 2010, there were 5,662,500 options granted and outstanding under the Stock Option Plan.

If the resolution approving all unallocated options, rights and entitlements under the Stock Option Plan is not approved by the shareholders at the Meeting, then currently outstanding options will continue in full force and be unaffected, provided that certain amendments may be made in accordance with the Stock Option Plan. However, no new grants of options will be made pursuant to the Stock Option Plan and currently outstanding options that are subsequently cancelled or terminated will not be available to be re-granted by the Company.

Shareholders, excluding insiders who are eligible to receive a benefit under the Stock Option Plan, will therefore be asked at the Meeting to pass the following ordinary resolution (the “Stock Option Plan Resolution”), with or without variation, relating to the approval as described above:

“BE IT RESOLVED THAT:

1.
All unallocated options, rights or other entitlements under the Company’s Stock Option Plan be hereby approved up to a maximum of 10% of the outstanding common shares of the Company until the date that is three years from the date hereof, being January 27, 2014.

2.
Any one director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as such director or officer may deem necessary or desirable in connection with the foregoing resolution.”

Unless a shareholder directs that his or her common shares are to be voted against the Stock Option Plan Resolution, the persons named in the enclosed form or proxy intend to vote FOR the Stock Option Plan Resolution.

Summary of the Stock Option Plan

The following is a summary of the Stock Option Plan, which is qualified in its entirety by the full text of the proposed Stock Option Plan attached as Schedule C hereto. Capitalized terms not defined in this Information Circular and used in this summary are defined in the Stock Option Plan, which is attached as Schedule C hereto.

Purpose

The Stock Option Plan has been established as a means of compensating Eligible Persons (as defined below) for their contributions to the performance of the Company.  The Stock Option Plan is intended to:

(a)	provide an incentive to Eligible Persons to further the development, growth and profitability of the Company; and

(b)	assist the Company in retaining and attracting Eligible Persons with experience and ability.

Eligibility

Generally, a right to purchase common shares of the Company pursuant to the terms of the Stock Option Plan may be granted to an “Eligible Person”, which includes, any insider or employee of the Company or any of its subsidiaries, and any other person or company engaged to provide ongoing management, consulting or advisory services to the Company.

Administration

The Stock Option Plan is administered under the direction of the board of directors.  The board of directors has full and complete authority to interpret the Stock Option Plan and to prescribe such rules and regulations and make such other determinations, as it deems necessary or desirable to meet the objectives of and to administer the Stock Option Plan. The board of directors shall, in its discretion, subject to the terms and conditions of the Stock Option Plan, designate, from among the Eligible Persons, those to whom and when options shall be granted, the number of common shares to be subject to each option, the exercise price for each option, the period during which the same may be exercised, the vesting period, if any, for such option(s) and the other terms and conditions attached thereto.

Common Shares Issuable Under the Stock Option Plan

The maximum number of common shares that: (i) are issued to insiders of the Company within any one year period; and (ii) issuable to insiders of the Company at any time, under the Stock Option Plan or when combined with all of the Company’s other security based compensation arrangements, cannot exceed 10% of the Company’s issued and outstanding common shares. This restriction was amended to conform with the TSX’s insider participation limit guideline. All common shares subject to options that have been exercised or that have expired or have been otherwise terminated or cancelled without having been exercised, shall be available for issuance pursuant to the exercise of any subsequent options granted under the Stock Option Plan.

Grant of Options

Any Eligible Person to whom options are granted under the Stock Option Plan (a “Participant”) at the time of the grant of an option, may hold more than one option.  The grant of each option shall be evidenced by an agreement between the Company and the Participant setting forth the number of common shares covered by such option, the exercise price, the option period and any other terms and conditions attaching thereto.

Exercise Price

The exercise price for the common shares of an option must not be less than the market price at the time an option is granted. The market price is the closing price of the common shares on the TSX on either the trading day prior to the date of the grant of the Option, or on the day of the grant of the option, provided that if there is no closing price on such trading day, market price shall mean the most recent closing price for the common shares on the TSX prior to the date of grant.

Term of Options

Each option shall be exercisable during a period established by the board of directors, but in no circumstances shall the term of the option exceed 10 years.

Exercise of Option

An option may be exercised at any time, or from time to time, during its terms as to any number of whole common shares, which are then available for purchase, provided that no partial exercise may be for less than 100 common shares.  A Participant electing to exercise an option shall give written notice of the election to the Company, together with the aggregate amount to be paid for the common shares to be acquired pursuant to the exercise of an option, by cheque or bank draft payable or such other form or manner of payment acceptable to the Company.

Restrictions as to Date of Exercise

Unless otherwise decided by the board of directors, no option may become exercisable until three months for persons providing management, consulting or advisory services to the Company and 12 months for all other Eligible Persons from the date such Option was granted.

Blackout Periods

No option shall terminate and cease to be exercisable prior to the fifth business day following a trading blackout then in effect and, if a trading blackout is not then in effect prior to the fifth business day following cessation of the most recent trading blackout.

Retirement, Disability or Death of Participant

Unless otherwise decided by the Committee, the following rules shall apply:

(a)
in the event of the retirement, disability or death of a Participant, the options held by such Participant shall remain exercisable by such Participant or by such Participant’s legal representative(s) until the earlier of: (i) 12 months after the effective date of retirement, disability or death; and (ii) the expiry of the exercise period of such Options and, to the extent not exercised within the aforesaid period, shall terminate; and

(b)	in the event that the Participant ceases to be an Eligible Person for any reason other than retirement, disability or death, any options held by such Participant will expire on the day of termination.

Adjustments

If the number of outstanding common shares shall be increased or decreased as a result of a stock split, consolidation or reclassification or if other changes with respect to the common shares shall occur, other than as a result of the issuance of common shares for fair value, or if additional common shares are issued pursuant to a stock dividend, or in the event of a merger, amalgamation or reorganization, then the number of and/or price payable for common shares subject to any unexercised options shall be adjusted in accordance with applicable law and in such manner as the board of directors shall deem proper to preserve the rights of the Participants under the Stock Option Plan substantially proportionate to those existing prior to such change or event.

Assignment of Options

No option or any interest therein shall be transferable or assignable by the Participant otherwise than by will or pursuant to the laws of succession and no option may be exercised by anyone other than by the Participant or the Participant’s legal representative(s).

Stock Appreciation Rights

The Company may grant stock appreciation rights to Participants.  The benchmark number of common shares specified in the relevant stock appreciation rights agreement (a “rights agreement”) shall be deemed to be the number of common shares reserved for issuance thereunder for purposes of that section.  A stock appreciation right shall entitle the Participant to receive from the Company the number of common shares, disregarding fractions, having an aggregate value equal to excess of the value of a common share over the amount per common share specified in the relevant rights agreement times the number of common shares with respect to which the appreciation right is being exercised.  Any option granted under the Stock Option Plan may include a stock appreciation right, either at the time of grant or by amendment adding it to an existing Option; subject, however, to the grant of such stock appreciation right being in compliance with the regulation and policies of the applicable regulatory authorities.  To the extent a stock appreciation right included in or attached to an option granted is exercised, the option to which it is included or attached shall be deemed to have been exercised to a similar extent.  The provisions of the Stock Option Plan respecting the exercise of options and the adjustments to Options arising from certain corporate actions shall apply mutatis mutandis to all stock appreciation rights granted.

Takeover Bids

If a person (an “Offeror”) makes a formal bid (as defined in the Securities Act (Ontario)) for common shares (an “Offer”) then:

(a)	all unvested options will become vested and exercisable, despite any vesting schedule applicable to any unexercised options; and

(b)	the Company will give each Participant currently holding an option written notice of the number of options eligible for exercise by the optionee.

Following the Company’s notice, a Participant may exercise his option in whole or in part so as to permit each Participant to tender the common shares received on exercise (the “Optioned Shares”) pursuant to the Offer.  If:

(a)	the Offer is not completed within the time specified in the Offer; or

(b)	the Participant does not tender the Optioned Shares pursuant to the Offer; or

(c)	the Offeror does not take up and pay for all of the Optioned Shares tendered by the Participant pursuant to the Offer,

then certain provisions as set out in the Stock Option Plan, apply to the Participant and the Optioned Shares.

Substitution Events

In the event of a change of control pursuant to which the common shares are converted into, or exchanged for, other property, whether in the form of securities of another company or otherwise (a “Substitution Event”), then any surviving or acquiring entity must substitute or replace similar options for those options that remain outstanding and unexercised under the Stock Option Plan on the same terms and conditions as the Stock Option Plan and the applicable option agreement (the “Substituted Options”), except that the terms shall include the right to acquire on exercise the same form of consideration paid to the holders of common shares in the transaction effecting the Substitution Event. The amount of such consideration that a Substituted Option will entitle the Participant to acquire following the Substitution Event shall be that amount that a Participant would have obtained had such Participant exercised the Option immediately prior to the Substitution Event with the result common shares received on such exercise would have been subject to the Substitution Event. The exercise price for a Substituted Option following the Substitution Event shall be the amount as the board of directors may determine as would provide the Participant with an equal economic result (assuming the Participant exercised the Substituted Option immediately after the Substitution Event but not at any later time) as the Participant would have obtained had such Participant exercised the Option immediately prior to the Substitution Event.

Amendments to the Stock Option Plan

The amendment procedures state the type of modifications to the Stock Option Plan or to the terms and conditions of an outstanding Option that must specifically be approved by the holders of the common shares, namely:

•
amendments to reduce the exercise price of an option held by a Participant either directly or indirectly by means of the cancellation of an option and the reissue of a similar option and, for so long as the common shares are listed on the TSX, “disinterested Shareholder approval” (as that term is used in the policies of the TSX) shall be required for any amendment of an option which reduces the exercise price of an option held by a Participant, if at the time of the proposed amendment the Participant is an insider of the Company;

•	amendments that extend the period available to exercise an option beyond the expiry of the original exercise period of such option;

•	amendments that increase the number of common shares reserved for issuance under the Stock Option Plan;

•	amendments to amend the provisions dealing with restrictions on transfer of options in the Stock Option Plan;

•	amendments that materially modify the requirements as to eligibility for participation in the Stock Option Plan;

•	amendments that add any form of financial assistance and, if applicable, any amendment to any existing financial assistance provision which is more favourable to Participants; and

•	amendments that otherwise require approval by the shareholders (or disinterested shareholders as the case may be) in accordance with the requirements of the TSX or any applicable regulatory authority.

Except as listed above, the board of directors may from time to time in its absolute discretion amend, modify or change the terms and provisions of the Stock Option Plan (including the form of the option agreement) and/or any option provided that any such amendment, modification and/or change shall be subject to any required approvals of any applicable regulatory authority.  Without limiting the generality of the foregoing, the board of directors may make certain amendments, modifications and/or changes to the Stock Option Plan as outlined in the Stock Option Plan, without seeking shareholder approval, including any amendment to the vesting provisions of the Stock Option Plan or any option, any amendment to the termination provisions of any option, whether or not such option is held by an insider, provided such amendment does not entail an extension of the expiry date beyond the original expiry date and the addition or modification of a cashless exercise feature, payable in cash or common shares, which provides for a deduction of the number of common shares reserved for issuance pursuant to the Stock Option Plan equal to the number of common shares that would otherwise have been issuable upon the exercise of the relevant option.

Except as listed above, the board of directors or the Chief Executive Officer of the Company together with the Chief Financial Officer of the Company, with the consent of the affected optionee, but subject to the terms and conditions of the Stock Option Plan and any approvals required by any applicable regulatory authority, may from time to time amend the terms and conditions of any option which has been granted.

Amendments Made to the Stock Option Plan

Since the last annual meeting of shareholders of the Company, certain amendments to the Stock Option Plan have been made by the Company without the need to obtain shareholder approval.  These were: (a) as noted above under “Common Shares Issuable Under the Stock Option Plan”; (b) the removal of references to the TSX Venture Exchange and its rules, other than in the amendment section; and (c) an additional section entitled “Withholding Taxes, etc.” relating to the withholding of income taxes or other amounts which the Company is required by any law or regulation or any governmental authority whatsoever to deduct or withhold in connection with any Shares issued pursuant to the Plan.

5.           Approval of Continuance Under the Canada Business Corporations Act (“CBCA”)

At the Meeting, shareholders will be asked to consider and, if thought appropriate, to pass, with or without variation, a special resolution approving the continuance of the Company (the “Continuance”) under the federal laws of Canada under the CBCA.

The Company is governed by the laws of the province of British Columbia. The articles of continuance of the Company (the “New Articles”) required for the continuance of the Company are attached to this Circular as Schedule E.  If the Continuance is approved, it is proposed that the Company file the New Articles which will be deemed to be the articles of incorporation of the Company under the CBCA. The New Articles are not substantively different that the current notice of articles and articles of the Company (as they relate to matters that would be typically in the articles of a corporation governed by the CBCA).

In addition, the by-laws to be adopted by the Company after the Continuance (the “New By-laws”) are attached to this Circular as Schedule F.

The Continuance must be approved by special resolution in order to become effective. To pass, a special resolution requires the affirmative vote of not less than 66 ⅔% of the votes cast by shareholders present at the Meeting in person or by proxy.

The complete text of the special resolution (the “Continuance Resolution”) which management intends to place before the Meeting authorizing the Continuance is as follows:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
the continuance of the Company out of the province of British Columbia and into the federal jurisdiction of Canada under the Canada Business Corporations Act (the “CBCA”) is hereby authorized and approved;

2.
the application to the Registrar of Companies appointed under the British Columbia Business Corporations Act (the “BCBCA”) for authorization to continue out of British Columbia and into the federal jurisdiction of Canada under the CBCA is hereby authorized and approved;

3.
the application by the Company to the Director under the CBCA for a certificate of continuance in order to continue out of British Columbia and into the federal jurisdiction of Canada under the CBCA under the name “Avalon Rare Metals Inc.”, or such other name as the board of directors may approve, is hereby authorized and approved;

4.
effective upon issuance of the certificate of continuance, the Company is hereby authorized and directed adopt the New Articles and the New By-laws in substantially the form attached to the Information Circular, with such amendments thereto as the board of directors of the Company may approve in order to comply with requirements of the CBCA in substitution for the current notice of articles and articles of the Company;

5.	the New Bylaws are hereby ratified and confirmed;

6.
any one director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver, under corporate seal of the Company or otherwise, all such documents and instruments and to do all such acts and things as in his or her opinion may be necessary or desirable to give full effect to this special resolution; and

7.
notwithstanding any approval of the shareholders of the Company as herein provided, the board of directors may, in its sole discretion, revoke this special resolution and abandon the Continuance before it is acted upon without further approval of the shareholders.”

Unless a shareholder directs that his or her common shares are to be voted against the Continuance Resolution, the persons named in the enclosed form or prosy intend to vote FOR the Continuance Resolution.

Continuance into Canada and Adoption of New Articles and By-laws

The BCBCA currently governs the corporate affairs of the Company. The Registrar of Companies under the BCBCA is prepared to allow a continuance out of British Columbia and into Canada upon receipt of an application for authorization to continue out, which confirms that the laws of Canada to which the continued corporation will be subject provide that certain rights, obligations, liabilities and responsibilities of the Company as set out in Section 310 of the BCBCA will remain unaffected as a result of the Continuance.

The Continuance does not create a new legal entity, nor does it prejudice or affect the continuity of the Company. The Company’s authorized capital will continue to consist of an unlimited number of common shares and 25,000,000 preferred shares. The Continuance and the adoption of the New Articles and the New By-laws will not result in any substantive changes to the constitution, powers or management of the Company, except as otherwise described herein.

The Continuance will affect certain rights of the shareholders as they currently exist under the BCBCA. Shareholders should consult their legal advisors regarding implications of the Continuance, which may be of particular importance to them.

The adoption of the New Articles and New By-laws of the Company has been approved by the board of directors, subject to the completion of the Continuance. Upon the Continuance becoming effective, the former notice of articles and articles of the Company will be replaced by the New Articles of Continuance and By-laws attached to this Information Circular as Schedules E and F.

Comparison of the BCBCA and the CBCA

Avalon is currently governed by the BCBCA and after the Continuance, the Company will be governed by the CBCA. While the rights and privileges of shareholders of a BCBCA company are, in many instances, comparable to those rights and privileges of shareholders of a CBCA company, there are certain differences. A summary of some of the principal differences and similarities of the BCBCA and CBCA are set out below.

The following is not intended to be exhaustive and should not be considered as legal advice to any particular shareholder.

Charter Documents

Under the BCBCA, the charter documents consist of: (i) the notice of articles, which sets forth certain prescribed information such as the name of the company, the company’s registered and records office, the names and addresses of the directors of the company and the authorized share structure, and (ii) the articles, which govern the management of the company. The notice of articles is filed with the Registrar of Companies and the articles are filed only at the records office.

Under the CBCA, the charter documents consist of: (i) articles of incorporation which set forth, among other things, the name of the corporation, the province in which the corporation’s registered office is to be located, the authorized share capital including any rights, privileges, restrictions and conditions thereon, whether there are any restrictions on the transfer of shares of the corporation, the number of directors (or the minimum and maximum number of directors), any restrictions on the business that the corporation may carry on and other provisions such as the ability of the directors to appoint additional directors between annual meetings, and (ii) the by-laws which govern the management of the corporation. The articles are filed with Corporations Canada and the by-laws are filed only at the registered office.

Choice of Resolutions for Corporate Actions

Under the BCBCA, substantive changes to the charter documents such as an alteration of the restrictions, if any, on the business carried on by a company, an increase or reduction of the authorized capital of a company or changes to the special rights and restrictions attached to shares issued by the company require the type of resolution specified by the BCBCA, or if the BCBCA does not specify the type of resolution, by the type of resolution specified by the articles or, if neither specify the type of resolution, a special resolution passed by the majority of votes that the articles of the company specify is required, if that specified majority is at least two-thirds and not more than three-quarters of the votes cast on the resolution or, if the articles do not contain such a provision, a special resolution passed by at least two-thirds of the votes cast on the resolution. The BCBCA provides that special rights and restrictions can be created and attached to issued shares or varied by the type of shareholders’ resolutions specified by the articles, or if the articles do not specify the type of resolution, by a special resolution. A proposed amalgamation requires a special resolution approved by the holders of all shares issued, whether voting or not. A continuance of a company out of the jurisdiction or a sale of all or substantially all of the undertaking of the company requires a special resolution passed by holders of shares of each class entitled to vote at a general meeting of the company. The BCBCA provides that a company may, by directors’ resolution or ordinary resolution authorize an alteration of its notice of articles to adopt or change a translation of its name. Similarly, if the articles so provide, the name of the company may be changed by a directors’ resolution, an ordinary resolution or a special resolution. The Company’s current articles provide that a special resolution is required to alter the authorized share structure or special rights and restrictions attached to the Company’s common shares which will also be the case after Continuance.

Under the CBCA, most fundamental changes require a special resolution to amend the articles of the corporation passed by not less than two-thirds of the votes cast by the shareholders voting on the resolution authorizing the amendment at a special meeting of shareholders and, in certain instances, where the rights of the holders of a class or series of shares are affected differently by the amendment than those of the holders of other classes or series of shares, a special resolution passed by not less than two-thirds of the votes cast by the holders of shares of each class or series so affected, whether or not they are otherwise entitled to vote. Authorization to amalgamate a CBCA corporation requires that a special resolution in respect of the amalgamation be passed by the holders of each class or series of shares entitled to vote thereon. The holders of a class or series of shares of an amalgamating corporation, whether or not they are otherwise entitled to vote, are entitled to vote separately as a class or series in respect of an amalgamation if the amalgamation agreement contains a provision that, if contained in a proposed amendment to the articles, would entitle such holders to vote separately as a class or series under section 176 of the CBCA.

Sale of Undertaking

Under the BCBCA, a company may sell, lease or otherwise dispose of all or substantially all of the undertaking of the company if it does so in the ordinary course of its business or if it has been authorized to do so by a special resolution passed by the majority of votes that the articles of the company specify is required, if that specified majority is at least two-thirds and not more than three-quarters of the votes cast on the resolution or, if the articles do not contain such a provision, a special resolution passed by at least two-thirds of the votes cast on the resolution.

The CBCA requires approval of the holders of shares of each class or series of a corporation represented at a duly called meeting by not less than two-thirds of the votes cast upon a special resolution for a sale, lease or exchange of all or substantially all of the property of the corporation other than in the ordinary course of business of the corporation, and the holders of shares of a class or series are entitled to vote separately only if the sale, lease or exchange would affect such class or series in a manner different from the shares of another class or series entitled to vote.

Both statutes offer dissent rights in the case of such a transaction.

Comparison of Rights of Dissent and Appraisal

Both statutes contain similar dissent rights for shareholders who dissent to certain actions taken by the Company, requiring the company to purchase shares held by such shareholder at the fair value of such shares upon the due exercise of such dissent rights. The procedures for exercise of the dissent remedies are different. See “Rights of Dissenting Shareholders” and Schedule D to the Information Circular.

Oppression Remedies

An oppression remedy allows a shareholder to apply to a court if the company is being run in a manner which is oppressive or unfairly prejudicial to the interests of that shareholder. If the court finds that oppression exists, it can grant a variety of remedies, ranging from an order restraining the conduct complained of to an order requiring the company to repurchase the shareholder's shares or an order liquidating the company.

While the BCBCA will allow a court to grant relief where a prejudicial effect to the shareholder is merely threatened, the CBCA will only allow a court to grant relief if the effect actually exists (i.e. it must be more than merely threatened). Other than this distinction, the oppression remedies in the two statutes are relatively similar.

Shareholder Derivative Actions

Under the BCBCA, a shareholder or director of a company, or any other person whom the court considers to be an appropriate person to make an application may, with leave of the court, bring an action in the name and on behalf of the company to enforce a right, duty or obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such a right, duty or obligation. In the CBCA this right extends to a registered shareholder, former registered shareholder, beneficial owner of shares, former beneficial owner of shares, director, former director, officer and a former officer of a corporation or any of its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, the CBCA permits derivative actions to be commenced in the name and on behalf of a corporation or any of its subsidiaries. No leave may be granted unless the court is satisfied that:

(a)
the complainant has given at least 14 days’ notice to the directors of the corporation or its subsidiary of the complainant’s intention to apply to the court if the directors of the corporation or its subsidiary do not bring, diligently prosecute, defend or discontinue the action;

(b)	the complainant is acting in good faith; and

(c)	it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

Place of Meetings

Subject to certain exceptions, the CBCA provides that meetings of shareholders shall be held at the place within Canada provided in the by-laws. A meeting may be held outside Canada if the place is specified in the articles or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place.  Under the BCBCA, general meetings of shareholders are to be held in British Columbia, or may be held at a location outside of British Columbia if:

(a)	the location is provided for in the articles;

(b)
the articles do not restrict the company from approving a location outside of British Columbia, the location is approved by the resolution required by the articles for that purpose (in the case of the company, may be approved by directors’ resolution), or if no resolution is specified then approved by ordinary resolution before the meeting is held; or

(c)	the location is approved in writing by the Registrar of Companies before the meeting is held.

Directors

The BCBCA provides that a company must have at least one director unless it is a public company, in which case, it must have at least three directors and does not impose any residency requirements on the directors.  The CBCA also requires that a corporation must have one or more directors but a distributing corporation any or the issued securities of which remain outstanding and are held by more than one person, must have a minimum of three directors and it also requires that at least one-quarter of the directors be resident Canadians.

Requisition of Meetings

Both the CBCA and the BCBCA provide that one or more shareholders of the company holding not less than 5% of the issued voting shares may give notice to the directors requiring them to call and hold a general meeting of the shareholders of the company.

Form of Proxy and Information Circular

The BCBCA relies on the Securities Act (British Columbia) to supply the requirements and forms applicable to reporting companies. In December 2008, the CBCA approved regulatory amendments to align the CBCA Regulations requirements for forms of proxy and proxy circulars with the relevant parts of National Instrument 51-102 so that the requirements are now the same for public companies in both jurisdictions. In addition, the CBCA requires a corporation to mail its annual audited financial statements to shareholders not less than 21 days before each annual meeting of shareholders unless they have indicated in writing that they do not wish to receive them. A BCBCA company is required to send its annual financial statements only to the shareholders who have asked to receive them or to mail them to all shareholders not more than 140 days after the fiscal year end.

Constitutional Jurisdiction

Finally, other significant differences in the statutes arise from the differences in the constitutional jurisdiction of the federal and provincial governments. For example, a CBCA corporation has the capacity to carry on business throughout Canada as of right. A BCBCA company is only allowed to carry on business in another province where that other province allows it to register to do so. A CBCA corporation is subject to provincial laws of general application, but a province cannot pass laws directed specifically at restricting a CBCA corporation's ability to carry on business in that province. If another province so chooses, however, it can restrict a BCBCA company ability to carry on business within that province. Also, a CBCA corporation will not have to change its name if it wants to do business in a province where there is already a corporation with a similar name, whereas, a BCBCA company may not be allowed to use its name in that other province.

Rights of Dissenting Shareholders

Section 309 of the BCBCA gives to registered shareholders who object to the continuance of the Company out of British Columbia the right to dissent (the “Dissent Right”) under Division 2 of Part 8 in respect of the Continuance and to be paid the fair value of their shares determined as of the day before the resolution approving the Continuance was passed. Non-Registered Shareholders who wish to dissent should contact their broker or other Intermediary for assistance with exercising the Dissent Right. The Dissent Right is briefly summarized below, but shareholders are referred to the full text of Sections 237 to 247 of the BCBCA attached to this Information Circular as Schedule D for a complete understanding of the Dissent Right under the BCBCA.

A dissenting shareholder who wishes to exercise his or her Dissent Right must give written Notice of Dissent to the Company by depositing such Notice of Dissent with the Company, or by mailing it to the Company by registered mail at its head office at 130 Adelaide Street West, Suite 1901, Toronto, ON, Canada M5H 3P5, marked to the attention of the Chief Financial Officer not later than two days before the Meeting. A shareholder who wishes to dissent must prepare a separate Notice of Dissent for (i) the shareholder, if the shareholder is dissenting on its own behalf and (ii) each person who beneficially owns common shares in the shareholder's name and on whose behalf the shareholder is dissenting. To be valid, a Notice of Dissent must:

(a)	identify in each Notice of Dissent the person on whose behalf dissent is being exercised;

(b)
set out the number of common shares in respect of which the shareholder is exercising the Dissent Right (the "Notice Shares"), which number cannot be less than all of the common shares held by the beneficial holder on whose behalf the Dissent Right is being exercised;

(c)
if the Notice Shares constitute all of the common shares of which the dissenting shareholder is both the registered owner and beneficial owner and the dissenting shareholder owns no other common shares as beneficial owner, a statement to that effect;

(d)
if the Notice Shares constitute all of the common shares of which the dissenting shareholder is both the registered and beneficial owner but the dissenting shareholder owns other common shares as beneficial owner, a statement to that effect; and

(i)	the names of the registered owners of those other common shares,

(ii)	the number of those other common shares that are held by each of those registered owners, and

(iii)	a statement that Notices of Dissent are being or have been sent in respect of all those other common shares;

(e)	if dissent is being exercised by the dissenting shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect, and

(i)	the name and address of the beneficial owner, and

(ii)	a statement that the dissenting shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the dissenting shareholder's name.

The giving of a Notice of Dissent does not deprive a dissenting shareholder of his or her right to vote at the Meeting on the Continuance Resolution. A vote against the Continuance Resolution or the execution or exercise of a proxy does not constitute a Notice of Dissent. A Shareholder is not entitled to exercise a  Dissent Right with respect to any common shares if the Shareholder votes (or instructs or is deemed, by submission of any incomplete proxy, to have instructed his or her proxyholder to vote) in favour of the Continuance Resolution. A dissenting shareholder, however, may vote as a proxy for a shareholder whose proxy required an affirmative vote, without affecting his or her right to exercise the Dissent Right. If the Company intends to act on the authority of the Continuance Resolution, it must send a notice (the “Notice to Proceed”) to the dissenting shareholder promptly after the later of:

(a)	the date on which the Company forms the intention to proceed, and

(b)	the date on which the Notice of Dissent was received.

If the Company has acted on the Continuance Resolution it must promptly send a Notice to Proceed to the dissenting shareholder. The Notice to Proceed must be dated not earlier than the date on which it is sent and state that the Company intends to act or has acted on the authority of the Continuance Resolution and advise the dissenting shareholder of the manner in which dissent is to be completed. On receiving a Notice to Proceed, the dissenting shareholder is entitled to require the Company to purchase all of the common shares in respect of which the Notice of Dissent was given.

A dissenting shareholder who receives a Notice to Proceed, and who wishes to proceed with the dissent, must send to the Company within one month after the date of the Notice to Proceed:

(a)	a written statement that the dissenting shareholder requires the Company to purchase all of the Notice Shares;

(b)	the certificates representing the Notice Shares; and

(c)
if dissent is being exercised by the Shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a written statement signed by the beneficial owner setting out whether the beneficial owner is the beneficial owner of other common shares of the Company and if so, setting out:

(i)	the names of the registered owners of those other common shares,

(ii)	the number of those other share that are held by each of those registered owners, and

(iii)	that dissent is being exercised in respect of all of those other common shares, whereupon the Company is bound to purchase them in accordance with the Notice of Dissent.

The Company and the dissenting shareholder may agree on the amount of the payout value of the Notice Shares and in that event, the Company must either promptly pay that amount to the dissenting shareholder or send a notice to the dissenting shareholder that the Company is unable lawfully to pay dissenting shareholders for their common shares as the Company is insolvent or if the payment would render the Company insolvent. If the Company and the dissenting shareholder do not agree on the amount of the payout value of the Notice Shares, the dissenting shareholder or the Company may apply to the court and the court may:

(a)	determine the payout value of the Notice Shares or order that the payout value of the Notice Shares be established by arbitration or by reference to the registrar or a referee of the court;

(b)	join in the application each dissenting shareholder who has not agreed with the Company on the amount of the payout value of the Notice Shares; and

(c)	make consequential orders and give directions it considers appropriate.

Promptly after a determination of the payout value of the Notice Shares has been made, the Company must either pay that amount to the dissenting shareholder or send a notice to the dissenting shareholder that the Company is unable lawfully to pay dissenting shareholders for their common shares as the Company is insolvent or if the payment would render the Company insolvent. If the dissenting shareholder receives a notice that the Company is unable to lawfully pay dissenting shareholders for their shares, the dissenting shareholder may, within 30 days after receipt, withdraw his or her Notice of Dissent. If the Notice of Dissent is not withdrawn, the dissenting shareholder remains a claimant against the Company to be paid as soon as the Company is lawfully able to do so or, in a liquidation to be ranked subordinate to the rights of creditors of the Company but in priority to its shareholders.

Any notice required to be given by the Company or a dissenting shareholder to the other in connection with the exercise of the Dissent Right will be deemed to have been given and received, if delivered, on the day of delivery, or, if mailed, on the earlier of the date of receipt and the second business day after the day of mailing, or, if sent by telecopier or other similar form of transmission, the first business day after the date of transmittal.

A dissenting shareholder who:

(a)
properly exercises the Dissent Right by strictly complying with all of the procedures ("Dissent Procedures") required to be complied with by a dissenting shareholder, will cease to have any rights as a Shareholder other than the right to be paid the fair value of the common shares by the Company in accordance with the Dissent Procedures, or

(b)
seeks to exercise the Dissent Right, but who for any reason does not properly comply with each of the Dissent Procedures required to be complied with by a dissenting shareholder loses such right to dissent.

A dissenting shareholder may not withdraw a Notice of Dissent without the consent of the Company. A dissenting shareholder may, with the written consent of the Company, at any time prior to the payment to the dissenting shareholder of the full amount of money to which the dissenting shareholder is entitled, abandon such dissenting shareholder's dissent to the Continuance by giving written notice to the Company, withdrawing the Notice of Dissent, by depositing such notice with the Company, or mailing it to the Company by registered mail, at its head office at 130 Adelaide Street West, Suite 1901, Toronto, ON, Canada M5H 3P5, marked to the attention of the Chief Financial Officer.

Shareholders who wish to exercise their Dissent Right should carefully review the dissent procedures described in Sections 237 to 247 of the BCBCA attached to this Information Circular as Schedule C and seek independent legal advice, as failure to adhere strictly to the Dissent Right requirements may result in the loss of any right to dissent.

The above summary is not a comprehensive statement of the procedure to be followed by a dissenting shareholder who seeks payment of the fair value of his, her or its Common Shares. The BCBCA requires strict adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. The full text of Division 2 of Part 8 of the BCBCA is set out in Schedule D attached to this Circular.

Avalon urges any shareholder who is considering dissenting to the Continuance Resolution to consult a tax advisor with respect to the income tax consequences of such action.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

The management knows of no matters to come before the Meeting other than as set forth in the Notice of Meeting.  However, if other matters are not known to the management should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

STATEMENT OF EXECUTIVE COMPENSATION

A.           Named Executive Officers

For the purposes of this Information Circular, a named executive officer (“Named Executive Officer”) of the Company means each of the following individuals:

(a)	a chief executive officer (“CEO”) of the Company;

(b)	a chief financial officer (“CFO”) of the Company;

(c)
each of the Company’s three most highly compensated executed officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)
each individual who would be an Named Executive Officer under paragraph (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the financial year.

B.	Compensation Discussion and Analysis

Compensation, Governance and Nominating Committee

The Compensation, Governance and Nominating Committee (the “CGN Committee”) of the board of directors of the Company is responsible for making recommendations to the board of directors with respect to the compensation of the executive officers of the Company as well as, among other things, with respect to the Company’s Stock Option Plan and any other employee benefits and/or plans.  The board of directors (exclusive of the CEO, who is also a member of the board of directors) reviews such recommendations and gives final approval of the compensation of the executive officers. See also Schedule B – Corporate Governance Disclosure hereto.

The CGN Committee consists of Peter McCarter (Chair), Alan Ferry and Hari Panday, all of whom are independent.  The CGN Committee does not engage any specific advisor or consultant to assist it in its performance of its duties.

The overall compensation objective adopted by the CGN Committee is to ensure that executive compensation is fair and reasonable, rewards management performance and is, by being competitive, sufficient to attract and retain experienced and talented executives.  Due to the nature of the mining industry, executive talent has significant mobility and, as a result, competition for experienced executives has been great. The Company’s compensation policies are designed to recognize this. The foregoing objective also recognizes the fundamental value added by a motivated and committed management team in accomplishing the Company’s current principal corporate objective, being the successful development of its Nechalacho rare earths project in the Northwest Territories.

Historically, the compensation provided by the Company to its executive officers, including the CEO, has had two components: base salary and long term incentive compensation in the form of options.  In 2008, bonus compensation was also added as a potential component of management compensation in order to permit the recognition of outstanding individual efforts, performance, achievements and/or accomplishments by members of the Company’s management team. Any specific bonus amounts are awarded on the recommendation of the CGN Committee and ultimately at the discretion of the board of directors, with bonus amounts for members of the Company’s management team other than the CEO being based primarily on the recommendations of the CEO.  No formal bonus plan for the Company based on quantitative and/or qualitative benchmarks has been established as yet given the Company’s current stage of development, in particular, not having any operating or producing assets or income. The appropriateness and amount of any bonuses to the CEO and/or management team members continues to be considered annually by the CGN Committee and board of directors on a discretionary basis.

Annual salary adjustments are made on a calendar year basis and are typically determined towards the end of each calendar year and made effective January 1 of the following year.

Base Salary and Bonus

Base salary is the principal component of each executive officer’s overall compensation as such reflects the fixed component of pay that compensates the relevant executive officer for fulfilling his day to day role and responsibilities.  In terms of the setting of base salaries, the CGN Committee annually reviews and considers the individual performance of the CEO and of each other executive officer and compares executive compensation for other companies operating in the mining industry. It is important that the Company’s CEO is paid a competitive base salary that is in line with that offered by comparable companies within the industry.

In setting the salary and bonus, if any, to be awarded to the CEO for each year, the CGN Committee, in addition to reviewing peer group data, reviews the achievements of the CEO for the prior year and looks at the overall performance of the Company in terms of the achievement of its corporate objectives, including the acquisition and advancement of projects. Also typically included in such overall assessment are specific initiatives undertaken in the year by the Company that have advanced the growth and progress of the Company and the enhancement of shareholder value during the year, including the reflection of such in the Company’s share price.  In setting the compensation of the other executive officers of the Company, the CGN Committee reviews with the CEO, the CEO’s evaluation of each executive officer’s performance during the year as well as the responsibilities, experience and qualifications of such executive officer and comparable industry compensation data. Given the nature of the Company as a junior resource company without existing mineral production and without any attendant revenues derived thereon, compensation is generally based on comparative, qualitative or subjective, rather than quantitative or objective, measures. No specific benchmarks, weights or percentages are assigned to any of the measures or objectives upon which the executive compensation is generally based. The CGN Committee is also cognizant of the fact that, historically, as a junior company with limited financial resources, the base salary levels for its executive officers and, in particular, for its CEO, were at a level which the CGN Committee believes were below the average and median salaries for comparable positions in similar companies. Beginning in 2007, the CGN Committee has increased the salary of the CEO in particular to bring such salary closer to the amounts the CGN Committee believes more closely reflects salaries paid by comparable companies.

The CGN Committee, in respect of the setting of the CEO’s salary for 2010, compared the CEO compensation of the Company to the most recent CEO compensation data disclosed by a peer group of TSX listed mining companies selected by the CGN Committee (the “Peer Group”).  Each company selected by the CGN Committee to comprise the Peer Group had a market capitalization between $125 million and $375 million as at August 31, 2009 (the Company’s market capitalization at the time being approximately $240 million) and one or more mineral properties in the scoping, pre-feasibility or feasibility study stage or under development.  No distinction was made on the basis of the particular commodities that were the focus of any of the Peer Group companies' efforts. The companies comprising the Peer Group consisted of Anatolia Minerals Development Ltd., Aquiline Resources Inc., Augusta Resource Corporation, Aura Minerals Inc., Banro Corporation, Canadian Royalties Inc., Chariot Resources Inc., Forsys Metals Corp., General Moly Inc., Greystar Resources Ltd., Guyana Goldfields Inc., Mega Uranium Inc., Nevsun Resources Ltd., Polymet Mining Corp., Potash One Inc., and Shore Gold Inc. Of the Peer Group companies, five had a market capitalization in excess of the Company’s then market capitalization while 11 had a lower market capitalization.

The CGN Committee and the board of directors, before the consideration of other factors, initially targets the CEO’s salary compensation to be near the average and/or median CEO salary compensation for the Peer Group companies. The 2008 salaries for the Peer Group CEO’s ranged from approximately $170,000 to approximately $500,000, with the average salary being approximately $345,000 and the median salary being approximately $350,000.  The CGN Committee and the board of directors were also cognizant of the fact that the reported Peer Group salary levels were generally for the 2008 calendar year (and would have been set in late 2007) and hence there is in effect a two year lag when being used in connection with the setting of the 2010 salary for the Company’s CEO. The average of the median and average Peer Group CEO salaries for 2008 plus 5% for two years’ inflation was approximately $365,000. The board of directors ultimately determined that, for 2010, the CEO would receive a salary of $305,000 and that, further, if the market capitalization of the Company: (i) averaged at least $210 million on a monthly basis over the course of calendar 2010; and (ii) was at least $210 million as at the end of the last trading day on the TSX in 2010, then the CEO would in addition be paid a bonus of $60,000 (the “Market Cap Bonus”). For purposes of the foregoing, the aforesaid market capitalization is (except as described below) is calculated as being the simple average of the month end closing prices of the Company’s shares on the TSX times the number of shares of the Company issued as at the end of the relevant month.  In addition, the aforesaid month end market capitalization of the Company used for purposes of determining the CEO’s aforesaid bonus eligibility would be deemed to be increased for the purposes of each relevant month to the extent the S&P/TSX Capped Diversified Metals and Mining Index and the S&P/TSX Venture Composite Index (each as to a 50% weighting) have on average fallen as at each relevant month end during 2010.  The foregoing applies to both the monthly and year end market capitalization tests.  However, a monthly or average overall increase in the foregoing indices does not similarly have the effect of decreasing the aforesaid Company market capitalization numbers. Lastly, should there be in 2010 a change of control of the Company (as defined in the Bubar Employment Agreement – see “Bubar Employment Agreement” below), then the Market Cap Bonus would be deemed to be earned at that time and also, in such circumstances only, be deemed to comprise part of the CEO’s 2010 base salary for purposes of the Bubar Employment Agreement. The Company expects that the Market Cap Bonus will be earned by the CEO for 2010.

Options

The CGN Committee is of the view that the granting of options is an appropriate method of providing long-term incentives to senior management of the Company and, in general, aligns the interests of senior management with those of the shareholders by enabling senior management to participate in and be rewarded by an increase in the market price of the Company’s common shares.  Participation in the Stock Option Plan also provides a significant incentive to the Participants to enter into and subsequently to continue their employment with the Company, particularly when the Company may not have the financial resources and/or pension and other benefit plans advantageous in attracting and retaining experienced personnel. In addition, the CGN Committee is of the view that the Company’s compensation levels and components must be consistent with industry norms and industry norms dictate that the Company provides a long-term compensation incentive, which is best realized by providing compensation linked to share performance such as options.  The number and terms of options previously granted to the named executives have been and are expected to continue to be taken into account, as well as the number and terms of options granted by the Peer Group companies, in determining whether and in what quantity new option grants should be made in any year.

The Company’s current practice under the Stock Option Plan is, during any five year period, to have granted to the CEO options to purchase 1,000,000 common shares and to have granted officers at the Vice-President level options to purchase 400,000 common shares.

Circumstances Triggering Termination and Change of Control Benefits

As noted above under the heading “Employment Contracts”, there are certain circumstances that trigger payments and other benefits to the CEO upon termination and change of control. The CGN Committee views such provisions as not only being fair and necessary to protect the CEO but also to encourage the CEO to pursue corporately advantageous transactions such as mergers or take-overs that are beneficial to the Company and its shareholders but that may result in the termination of the CEO’s employment with the Company.

Stock Option Plan

The Stock Option Plan, approved by shareholders on January 31, 2008, is a fixed percentage plan that provides that the maximum number of options which may be outstanding under the Stock Option Plan and any other compensation arrangement of the Company is at any time 10% of the Company’s issued and outstanding common shares.  Eligible Participants under the Stock Option Plan include insiders or employees of the Company or any of its subsidiaries, and any other person or company engaged to provide ongoing management, consulting or advisory services to the Company.

The Company maintains the Stock Option Plan primarily in order to provide effective incentives to directors, officers and senior management personnel of the Company and to enable the Company to attract and retain experienced and talented individuals in those positions by permitting such individuals to directly participate in an increase in per share value created for the Company’s shareholders.

Incentive options granted under the Stock Option Plan entitle the purchase of shares at a price and for the length of time determined by the board of directors provided that the price cannot be lower than the market price of the common shares on the TSX on the day prior to or on the day of the grant and the expiry date cannot be more than 10 years after the date of the grant.   Further, the policies of the TSX also provide that the said exercise price of any options so granted cannot be reduced without shareholder approval.

Options under the Stock Option Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of the Company. Options may also be granted under the Stock Option Plan to consultants.  Options granted under the Stock Option Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof as to a proportionate part of the aggregate number of shares subject to the options over specified time periods. Historically, after an initial grant, options have been re-granted upon such having been exercised. In the event a take-over bid (within the meaning of the Securities Act (Ontario)) is made for the common shares of the Company, then all unvested options thereupon become exercisable by the holder.  Options terminate immediately upon an optionee’s employment with the Company being terminated (unless otherwise determined by the board of directors) or unless such termination is a result of the death, disability or retirement, in which case termination occurs upon the expiry of 12 months from the occurrence of the relevant event (subject to the earlier expiry of the options in the normal course).  The terms of the Stock Option Plan further provide that the exercise price at which common shares may be issued under the Stock Option Plan cannot be less than the current market price of the common shares when the relevant options are granted.

As at December 20, 2010, 5,662,500 common shares, being 6% of the currently issued common shares of the Company, were issuable pursuant to unexercised options granted to such date under the Stock Option Plan.

Incentives to Participants under the Stock Option Plan may also be provided by the granting of stock appreciation rights.  Stock appreciation rights, which can be attached to an option at the discretion of the Company at any time, entitle a Participant in the Stock Option Plan to elect, in lieu of exercising an outstanding Option, to receive the number of common shares equivalent in value to the difference between his or her option exercise price and the then existing market value of the shares multiplied by the number of common shares over which he or she could otherwise exercise his or her option.  No stock appreciation rights have been granted under the Stock Option Plan to date.

The rules of the TSX require that all unallocated options, rights or other entitlements under plans such as the Stock Option Plan must be re-approved by a majority of the relevant issuer’s directors and by shareholders every three years after institution of the relevant plan.  Under the policies of the TSX, if the Company wishes to make certain amendments to the Stock Option Plan, it must obtain shareholder approval.

C.           Performance Graph

The following graph and table compares the yearly percentage change in the cumulative total shareholder return of the common shares for the period from August 31, 2005 to August 31, 2010 with the cumulative total return of the S&P/TSX Composite Total Return Index for the same period.  The graph and table assume $100 invested in common shares on August 31, 2005 and in the S&P/TSX Composite Total Return Index, which assumes dividend reinvestment.

Cumulative Total Return on $100 Investment

There is no direct correlation between the market performance of the Company’s common shares and executive compensation except that any increase in the market price of the common shares will increase the value of any options held by the relevant executives. The CGN Committee and the board of directors generally evaluate performance by reference to the achievement of corporate objectives rather than by short term changes in the Company’s common share price, which may often be significantly influenced by overall economic, market and industry conditions. Indirectly, however, as the CGN Committee compares the executive compensation of the Company to the executive compensation paid by a peer group of companies having, among other things, comparable market capitalizations, any significant changes in the market capitalization of the Company attributable to changes in its share price affects the make-up of the peer group of companies and larger market capitalization companies typically have more generous executive salary structures.

Comparison of Cumulative Total Return

Month / Year	Aug 31, 2005	Aug 31, 2006	Aug 31, 2007	Aug 31, 2008	Aug 31, 2009	Aug 31, 2010
Avalon Rare Metals Inc.	$100.00	$413.64	$913.64	$681.82	$1,172.73	$1,390.91
S&P/TSX Composite Total Return Index	$100.00	$115.65	$134.10	$138.81	$113.52	$127.97

D.           Summary Compensation Table

The table below contains a summary of the compensation paid to the Named Executive Officers’ during the three most recently completed financial years.

					Non-Equity incentive
					plan compensation
					($)
Name and Principal		Salary	Share based awards	Option- based awards(1)	Annual incentive		Long-term incentive	Pension Value	All other compensation		Total compensation
Position	Year	($)	($)	($)	plans		plans	($)	($)		($)
Donald S. Bubar President and CEO	2010	280,000	Nil	Nil	Nil		Nil	Nil	Nil		280,000
	2009	221,667	Nil	224,768	Nil		Nil	Nil	Nil		446,435
	2008	180,000	Nil	119,315	100,000	(2)	Nil	Nil	9,750	(3)	409,065
R. James Andersen CFO and Vice-President, Finance	2010	100,000	Nil	Nil	Nil		Nil	Nil	Nil		100,000
	2009	60,000	Nil	169,238	Nil		Nil	Nil	Nil		229,238
	2008	36,000	Nil	Nil	Nil		Nil	Nil	Nil		36,000
William Mercer Vice-President, Exploration	2010	Nil	Nil	Nil	50,000	(4)	Nil	Nil	180,923	(5)	230,923
	2009	Nil	Nil	Nil	Nil		Nil	Nil	154,525	(5)	154,525
	2008	Nil	Nil	Nil	Nil		Nil	Nil	125,300	(5)	125,300
Pierre Neatby (7) Vice-President, Sales and Marketing	2010	30,833	Nil	566,960	Nil		Nil	Nil	Nil		597,793
	2009	N/A	N/A	N/A	N/A		N/A	N/A	N/A		N/A
	2008	N/A	N/A	N/A	N/A		N/A	N/A	N/A		N/A
David Swisher (8) Vice-President, Operations	2010	157,092	Nil	773,800	Nil		Nil	Nil	Nil		930,892
	2009	N/A	N/A	N/A	N/A		N/A	N/A	N/A		N/A
	2008	N/A	N/A	N/A	N/A		N/A	N/A	N/A		N/A

Notes:

(1)
The “grant date fair value” has been determined by using the Black-Scholes model, a mathematical valuation model that ascribes a value to a option based on a number of factors in valuing the option-based awards, including the exercise price of the option, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of options using this methodology is very different from a simple “in-the-money” value calculation.  In fact, options that are well out-of-the-money can still have a significant “grant date fair value” based in a Black-Scholes valuation, especially where, as in the case of the Company, the price of the common shares underlying the option is highly volatile.  Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.  The same caution applies to the total compensation amounts shown in the last column above, which are based in part the grant date fair value amounts set out in the column for Option-based awards.

(2)	The Company paid Mr. Bubar a bonus of $100,000 in recognition of his achievements in 2007 and prior years.

(3)
Included for Mr. Bubar in 2008 is $9,750 in consulting fees paid or accrued for the period September 1, 2007 through December 31, 2007 and in 2007 $54,500 in consulting fees paid or accrued to D.S. Bubar and Associates for the period as fees for mineral exploration consulting services. The Company was previously party to a consulting agreement dated August 1, 2005 with D. S. Bubar and Associates pursuant to which D. S. Bubar and Associates agreed to provide mineral exploration and geological consulting services to the Company, which was terminated effective December 31, 2007.

(4)	The Company paid Bill Mercer Geological Consulting Ltd. (a company owned by Mr. Mercer) a bonus of $50,000 in recognition of Mr. Mercer’s outstanding performance in 2009.

(5)	Paid or accrued to Bill Mercer Geological Consulting Ltd. for mineral exploration consulting services pursuant to a consulting agreement dated May 1, 2007 with the Company.

(6)	The Company did not pay any additional compensation to Mr. Bubar for serving as a director of the Company.

(7)	Mr. Neatby was appointed as Vice-President, Sales and Marketing of the Company on July 1, 2010.

(8)
Mr. Swisher was appointed as Vice-President, Operations of the Company on November 1, 2009.  During fiscal 2010, David Swisher was paid total compensation of US$150,000 which has been converted to C$157,092 at an exchange rate of 1.04728.

E.           Employment Contracts

Bubar Employment Agreement

The Company employs Donald S. Bubar as the Company’s President and CEO at an annual salary of $305,000. The Bubar Agreement is for a 12 month term, automatically renewable for additional 12 month periods thereafter unless either party advises the other, in writing, at least 60 days before the end of the period that it does not wish to renew.  The Bubar Agreement also provides that if Mr. Bubar’s employment is terminated by the Company without cause (or if the Company decides not to renew the Bubar Agreement) or by Mr. Bubar within six months of a change of control of the Company, the Company will pay to Mr. Bubar a lump sum in cash equal to three times his annual base salary amount in effect at the time.  As well, all unvested options then held by Mr. Bubar shall be deemed to have vested upon any such termination.

This Bubar Agreement provides that a change of control of the Company will be evidenced by the acquisition by any person, or by any person and its affiliates (as such terms are defined in the BCBCA, and whether directly or indirectly, of common shares of the Company which, when added to all other common shares at the time held by such person and its affiliates, totals for the first time 20% of the outstanding common shares.

Andersen Employment Agreement

The Company employs R. James Andersen on a part time basis as the Company’s Vice-President, Finance and CFO at an annual salary of $120,000.  The Andersen Agreement is for a 12 month term, automatically renewable for additional 12 month periods thereafter unless either party advises the other, in writing, at least 60 days before the end of the period that it does not wish to renew.  If the Andersen Agreement is terminated by Mr. Andersen, Mr. Andersen must provide at least 30 days notice and Mr. Andersen is entitled to be paid the then current salary under the Andersen Agreement prorated until the end of the notice period, and thereafter all obligations of the Company to Mr. Andersen will terminate.  The Andersen Agreement also provides that if Mr. Andersen’s employment is terminated by the Company without cause (or if the Company decides not to renew the Andersen Agreement) or by Mr. Andersen within six months of a change of control of the Company, the Company will pay to Mr. Andersen a lump sum in cash equal to six months of salary plus an additional two months salary for every full or partial year of service, recognizing that Mr. Andersen’s employment began on June 11, 2001 to a maximum of three times his annual base salary amount in effect at the time.

Mercer Consulting Agreement

Pursuant to a consulting services agreement dated May 1, 2007 and as amended on February 15, 2009 (the "Mercer Agreement") between the Company and William Mercer. Mr. Mercer provides mineral exploration, geological and project management consulting services to the Company and serves the Company as Vice-President, Exploration.  The Mercer Agreement provides that Mr. Mercer will receive a consulting fee of $750 per day.  The Mercer Agreement is for a 36 month term, automatically renewable for additional 12 month periods thereafter unless either party advises the other, in writing, at least 60 days before the end of the period that it does not wish to renew.

The Mercer Agreement does not contain any non-competition or change of control provisions.

Neatby Employment Letter

Pursuant to an employment letter dated June 30, 2010 between the Company and Pierre Neatby, the Company employs Pierre Neatby as the Company’s Vice-President, Sales and Marketing at an annual salary of $185,000.  As of the date of this Information Circular, the Company had not entered into a formal employment agreement with Mr. Neatby, but anticipates doing so.

Swisher Employment Agreement

The Company employs David Swisher as the Company’s Vice-President, Operations at an annual salary of US$180,000.  The Swisher Agreement is for a 12 month term, automatically renewable for additional 12 month periods thereafter unless either party advises the other, in writing, at least 60 days before the end of the period that it does not wish to renew.  If the Swisher Agreement is terminated by Mr. Swisher, Mr. Swisher must provide at least 30 days notice and Mr. Swisher is entitled to be paid the then current salary under the Swisher Agreement prorated until the end of the notice period, and thereafter all obligations of the Company to Mr. Swisher will terminate.  The Swisher Agreement also provides that if Mr. Swisher’s employment is terminated by the Company without cause (or if the Company decides not to renew the Swisher Agreement) or by Mr. Swisher within six months of a change of control of the Company, the Company will pay to Mr. Swisher a lump sum in cash equal to six months of salary plus an additional one month salary for every full or partial year of service to a maximum of two times his annual base salary amount in effect at the time.

Severance Payments

If a severance payment triggering event had occurred on August 31, 2010, the severance payments that would be contractually payable to each of the Named Executive Officers would be approximately as follows:

Name	Termination after a "change of control" of the Company ($)
Donald S. Bubar	915,000
R. James Andersen	240,000
William Mercer	0
Pierre Neatby	0
David Swisher (1)	107,258
Total	1,262,258
Note:
(1)	Mr. Swisher is paid in US$ and the amount shown has been converted to C$ utilizing an exchange rate of US$1= C$1.0215.

F.           Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

The table below sets out, for each Named Executive Officer, the incentive options (option-based awards) and share-based awards, outstanding as at August 31, 2010. The closing price of the Company’s shares on the TSX on August 31, 2010 was $3.06.

	Option-Based Awards(1)				Share-Based Awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the- money options(2)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not
Name	(#)	($)	($)	($)	(#)	vested ($)
Donald S. Bubar	300,000	0.80	October 17, 2011	678,000	Nil	Nil
	250,000	1.20	January 30, 2012	465,000
	175,000	1.20	April 21, 2013	325,500
	175,000	0.75	February 13, 2014	404,250
	100,000	1.41	June 2, 2014	165,000
R. James Andersen	150,000	1.08	June 21, 2011	297,000	Nil	Nil
	75,000	1.20	April 21, 2013	139,500
	75,000	0.75	February 13, 2014	173,250
	100,000	1.41	June 2, 2014	165,000
William Mercer	400,000	1.61	June 21, 2012	580,000	Nil	Nil
Pierre Neatby	400,000	2.00	June 30, 2015	424,000	Nil	Nil
David Swisher	400,000	2.51	November 1, 2014	220,000	Nil	Nil

Notes:

(1)	Options granted to the Named Executive Officers vest as to 25% thereof on each of the first four anniversaries of the date of grant thereof, and generally have a term of five years.

(2)
The value of the in-the-money options currently held by each Named Executive Officer is based on the closing market price of the Company’s common shares on the TSX as at August 31, 2010, being $3.06, less the option exercise price.

Value Vested or Earned During the Year

The following table sets forth, for each Named Executive Officer, the value of all incentive plan awards vested or earned during the year ended August 31, 2010:

Name	Option-Based Awards- Value vested during the year ($) (1)	Share-Based Awards- Value vested during the year ($)	Non-Equity Incentive Plan Compensation- Value earned during the year ($)
Donald S. Bubar	218,938	Nil	Nil
R. James Andersen	73,188	Nil	Nil
William Mercer	87,000	Nil	Nil
Pierre Neatby	Nil	Nil	Nil
David Swisher	Nil	Nil	Nil

Note:

(1)
The value of the in-the-money options currently held by each Named Executive Officer is based on the closing market price of the Company’s common shares on the TSX as at August 31, 2010, being $3.06, less the option exercise price.

G.           Pension Plan Benefits

There are no pension plan benefits in place for the Named Executive Officers.

H.           Termination and Change of Control Benefits

Except as set forth above under “Employment Contracts”, the Company is not party to any compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive any compensation from the Company in the event of resignation, retirement or any other termination of employment of such persons, change of control of the Company or a change in the Named Executive Officer's responsibilities following a change of control.

G.	Director Compensation

The following table describes director compensation for non-executive directors for the year ended August 31, 2010:

Name(1)	Fees earned ($)	Option-based awards (2) ($)	All other compensation ($)		Total compensation ($)
David Connelly (3)	4,800	276,623	130,826	(4)	290,222
Alan Ferry	23,600	Nil	Nil		23,600
Phil Fontaine(5)	15,733	466,130	Nil		481,863
Brian D. MacEachean	22,800	Nil	Nil		22,800
Peter McCarter	19,333	Nil	Nil		19,333
Joseph G. Monteith (6)	4,933	Nil	Nil		4,933
Hari Panday (7)	13,200	316,733	Nil		329,933

Notes:

(1)
This director compensation table does not include information for Donald S. Bubar who is both a director and a Named Executive Officer. The compensation paid to Mr. Bubar for the financial year ended August 31, 2010 has been reflected in the Named Executive Officer summary compensation table. The Company did not pay any additional compensation to Mr. Bubar for serving as a director of the Company.

(2)
The “grant date fair value” has been determined by using the Black-Scholes model, a mathematical valuation model that ascribes a value to a option based on a number of factors in valuing the option-based awards, including the exercise price of the option, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of options using this methodology is very different from a simple “in-the-money” value calculation.  In fact, options that are well out-of-the-money can still have a significant “grant date fair value” based in a Black-Scholes valuation, especially where, as in the case of the Company, the price of the common shares underlying the option is highly volatile.  Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.  The same caution applies to the total compensation amounts shown in the last column above, which are based in part the grant date fair value amounts set out in the column for Option-based awards.

(3)	Mr. Connelly was appointed as a director of the Company on May 26, 2010.

(4)
Consulting fees paid to Ile Royale Enterprises Ltd. (a company owned by Mr. Connelly) for community engagement and consultation services rendered by Mr. Connelly, of which $122,027 was for services rendered prior to Mr. Connelly’s appointment to the board of directors. The consulting agreement between the Company and Ile Royal Enterprises Ltd. has been concluded shortly after Mr. Connelly’s appointment to the board of directors.

(5)	Mr. Fontaine was appointed as a director of the Company on September 8, 2009.

(6)	Mr. Monteith served as a director of the Company until January 14, 2010.

(7)	Mr. Panday was elected as a director of the Company on January 14, 2010.

Compensation of Directors

Directors of the Company (excluding Mr. Bubar, who is an officer of the Company) are paid a base yearly fee of $16,000 plus a fee of $800 per Board or Committee meeting attended in person or by conference telephone. An additional fee of $6,000 is paid to each of the Chairman of the Board and the Chairman of the Audit Committee and an additional fee of $3,000 is paid to the Chairman of the CGN Committee.  Directors are reimbursed for their out-of-pocket expenses incurred in attending directors’ and committee meetings. The director’s compensation levels were increased in 2010 to be more in line with those of the Peer Group companies.

In addition, pursuant to the Stock Option Plan, the Company typically grants options to purchase common shares to directors of the Company. The current level of options granted to each director is 175,000.  During the financial year of the Company ended August 31, 2010, 525,000 options were granted to directors.

The directors are indemnified by the Company against all costs, charges and expenses reasonably incurred by such director in respect of any action or proceeding to which such director is made a party by reason of being a director of the Company, subject to the limitations in respect thereof contained in the BCBCA.

The Company maintains insurance coverage with respect of directors’ and officers’ liability which is limited to $20,000,000 per claim and $20,000,000 per policy period, subject to a deductible of $25,000 as defined in the policy.  The current policy is for a one-year term and expires on July 20, 2011.  The premium paid by the Company in respect of said insurance in fiscal 2010 was $47,850.

Option-Based and Share-Based Awards to Directors

The table below sets out for each non-officer director the incentive options (option-based awards) and share-based awards outstanding as of August 31, 2010.  These incentive options vest as to 25% per annum.  The closing price of the Company’s shares on the TSX on August 31, 2010 was $3.06.

	Option-Based Awards(1)				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date ($)	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
David	50,000	0.75	February 13, 2011	115,500	Nil	Nil
Connelly(2)	175,000	2.25	May 26, 2015	141,750
Alan Ferry	50,000	1.80	August 24, 2012	63,000
	50,000	1.20	April 21, 2013	93,000	Nil	Nil
	50,000	0.75	February 13, 2014	115,500
	75,000	1.54	July 14, 2014	114,000
Phil Fontaine	175,000	2.80	September 4, 2014	45,500	Nil	Nil
Brian D.	50,000	1.20	April 21, 2013	93,000
MacEachen	50,000	0.75	February 13, 2014	115,500	Nil	Nil
	75,000	1.54	July 14, 2014	114,000
Peter McCarter	175,000	1.82	November 27, 2012	217,000	Nil	Nil
Hari Panday	175,000	2.52	April 1, 2015	94,500	Nil	Nil

Notes:

(1)
The value of the in-the-money options currently held by each director is based on the closing market price of the Company’s common shares on the TSX as at August 31, 2010, being $3.06, less the option exercise price.

(2)	These options were granted to Mr. Connelly prior to his appointment to the board of directors in February 2009 and vested at the rate of 25% every three months following the date of grant.

Value Vested or Earned During the Year

The following table sets forth, for each non-officer director, the value of all incentive plan awards vested or earned during the year ended August 31, 2010:

Name	Option-Based Awards- Value vested during the year ($)	Share-Based Awards- Value vested during the year ($)	Non-Equity Incentive Plan Compensation- Value earned during the year ($)
David Connelly	45,625	Nil	Nil
Alan Ferry	65,938	Nil	Nil
Phil Fontaine	Nil	Nil	Nil
Brian D. MacEachen	53,688	Nil	Nil
Peter McCarter	25,375	Nil	Nil
Hari Panday	Nil	Nil	Nil

Note:

(1)
The value of the in-the-money options currently held by each Named Executive Officer is based on the closing market price of the Company’s common shares on the TSX as at August 31, 2010, being $3.06, less the option exercise price.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information as at August 31, 2010 with respect to common shares issuable by the Company pursuant to the Stock Option Plan, which is the only equity compensation plan of the Company:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column) (#)
Equity compensation plans approved by securityholders (1)	5,556,400	1.63	2,354,027
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	5,556,400	1.63	2,354,027

Note:

(1)	The Stock Option Plan has 2,354,027 options available for issuance which, when added to the 5,556,400 outstanding options, is equal to 10% of the Company’s issued capital as at August 31, 2010.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE DIRECTORS

There was no indebtedness of any director, officer, employee, former directors, former executive officers or former employees, or proposed nominee for election as a director of the Company to, or guaranteed or supported by, the Company or any subsidiary thereof either pursuant to an employee stock purchase program or any other programs of the Company or a subsidiary or otherwise during the financial year of the Company ended August 31, 2010.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or an officer of the Company at any time since the beginning of its last completed financial year, no person or company by whom, on whose behalf, directly or indirectly, solicitation has been made, no proposed nominee for election as a director of the Company, nor any associate or affiliate of the aforementioned persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, except as disclosed in this Information Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Company, no management proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors that certain prescribed disclosure in respect of corporate governance matters be included in its Information Circular. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

The prescribed corporate governance disclosure for the Company is that contained in Form 58-101F1 which is attached to NI 58-101 (“Form 58-101F1 Disclosure”). Schedule B attached hereto sets forth the corporate governance practices of the Company, relative to Form 58-101F1 Disclosure.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found at www.sedar.com and on the Company’s website at www.avalonraremetals.com.  Financial information is provided in the Company’s comparative financial statements and related Managements’ Discussion and Analysis for the financial year ended August 31, 2010.

A copy of the following documents may be obtained, without charge, upon request to the Corporate Secretary of the Company at Suite 1901, 130 Adelaide Street West, Toronto, ON  Phone: (416) 364-4938, Fax: (416) 364-5162:

(a)
the comparative financial statements of the Company for the financial year ended August 31, 2010 together with the accompanying report of the auditors thereon and related Management’s Discussion and Analysis and any interim financial statements of the Company for periods subsequent to August 31, 2010 and related Management’s Discussion and Analysis; and

(b)	this Information Circular.

APPROVAL

The contents of this Information Circular and the sending thereof to the shareholders of the Company have been approved by the directors of the Company.

DATED at Toronto, Ontario this 20th day of December, 2010.

By ORDER of the Board of Directors

Donald S. Bubar
President and Chief Executive Officer

SCHEDULE A
NOTICE OF CHANGE OF AUDITORS
(Attached)

SIEVERT & SAWRANTSCHUK LLP
CHARTERED ACCOUNTANTS

43 Colborne Street, PH
Toronto, Ontario M5E 1E3
Tel: (416) 979-7444 Fax: (416) 979-8432
e-mail: sievertca@baxter.net
www.sievert.on.ca

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
Securities Registry Northwest Territories

October 19, 2010

Dear Sirs/Mesdames:

Re: Notice of Change of Auditors of Avalon Rare Metals Inc.

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice dated October 19, 2010 and based on our knowledge of the information at that time, we agree with the information contained in the Notice.

Yours very truly,

Sievert & Sawrantschuk LLP CA's

Sievert & Sawrantschuk LLP
Chartered Accountants
Licensed Public Accountants

McCarneyGreenwood

October 19, 2010

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
Securities Registry Northwest Territories
Sievert & Sawrantschuk LLP, Chartered Accountants

Dear Sir or Madam:

Re: Avalon Rare Metals Inc. (the "Corporation")

We acknowledge receipt of a Notice of Change of Auditor (the "Notice") dated October 19, 2010 delivered to us by the Corporation in respect of the change of auditor of the Corporation, to be effective as of October 14, 2010.

Pursuant to National Instrument 51-102 of the Canadian Securities Administrators, please accept this letter as confirmation by McCarney Greenwood LLP, that we have reviewed the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein.

We trust the foregoing is satisfactory.

Yours very truly,

"McCarney Greenwood LLP"

McCarney Greenwood LLP
Chartered Accountants
License Public Accountants

McCarney Greenwood LLP
Chartered Accountants
10 Bay Street, Suite 600
Toronto, ON M5J 2R8
T 416 362 0515 **F** 416 362 0539

SCHEDULE B
CORPORATE GOVERNANCE DISCLOSURE

National Policy 58-201 – Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies.  The Company has reviewed its own corporate governance practices in light of these guidelines and, as prescribed by National Instrument 58-101 – Disclosure of Corporate Governance Practices, hereby discloses its corporate governance practices.

Disclosure Requirements	Comments

Disclose the identity of directors who are independent.	• Alan Ferry

• Phil Fontaine

• Brian D MacEachen

• Peter McCarter

• Hari Panday

For more information about each director, please refer to the section entitled “Election of Directors” of this Information Circular.

Disclose the identity of directors who are not independent, and describe the basis for that determination.	Donald S. Bubar, the President and Chief Executive Officer of the Company, is considered not independent by virtue of his position with the Company.

David Connelly, a director of the Company, is considered not independent by virtue of his earning consulting fees in excess of $75,000 in two of the past three years.  Since becoming a director, Mr. Connelly is no longer a consultant to the Company.

Disclose whether or not a majority of directors are independent.
The board of directors is currently composed of seven directors. After consideration of the criteria set forth in applicable securities legislation, the board of directors has concluded that five of the directors are independent.

If a director is presently a director of another issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	• Donald S. Bubar – Not applicable • David Connelly – Not applicable

• Alan Ferry – Guyana Goldfields Inc., Guyana Precious Metals Inc., Inter-Rock Minerals Inc., Macusani Yellowcake Inc. and Ontex Resources Inc.

• Phil Fontaine – Plutonic Power Corp.

• Brian D MacEachen – Brigus Gold Corp. and
Linear Metals Corporation

• Peter McCarter – Thundermin Resources Inc.

• Hari Panday – Not applicable

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.

The board of directors meets without management present (and therefore without the presence of non-independent directors) at the end of every board of directors meeting under the chairmanship of Alan Ferry.  In the financial year ended August 31, 2010, four such meetings were held.

Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his role and responsibilities.

Alan Ferry is the Chairman of the board of directors and is an independent director.

The Chairman has the responsibility, among other things, of ensuring that the board of directors discharges its responsibilities effectively. The Chairman acts as a liaison between the board of directors and the President and CEO and chairs board of directors meetings.

Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.
The board of directors held five meetings in the financial year ended August 31, 2010 with the attendance record of each director as follows:

•    Alan Ferry – five board meetings

•    Donald S. Bubar – five board meetings

•    David Connelly (1) – one board meeting

•    Phil Fontaine – four board meetings

•    Brian D MacEachen – five board meetings

•    Peter McCarter – five board meetings

•    Joseph  Monteith (2) – three board meetings

•    Hari Panday (3) – two board meetings

Notes:
(1)     Mr. Connelly was appointed as a director on May 26, 2010;
(2)     Mr. Monteith served as a director of the Company until January 14, 2010; and
(3)     Mr. Panday was elected as a director on January 14, 2010.

Disclose the text of the board’s written mandate.	Please refer to Appendix “A” following this section.

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such positions.

The board of directors has developed and adopted a written position description for each of the following, as recommended by the CSA Guidelines:

•      Chair of the board of directors;
•      Chair of the Audit Committee; and
•      Chair of the Compensation, Governance and Nominating Committee

Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.
The board of directors and the President and CEO have developed a written position description for the President and CEO, and the board of directors has adopted such position description.

Briefly describe what measure the board takes to orient new directors regarding:
(i)     the role of the board, its committees and its directors, and
(ii)    the nature and operation of the issuer’s business.

There is currently no formal orientation program in place for new board of directors members.  The board of directors as a whole and the Company informally provide such orientation and education as required, and provide copies of corporate policies and the Company’s strategic plan.  In light of the Company’s size and scope of operations, the board of directors believes this approach is practical and effective.

Briefly discuss what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

There is currently no formal continuing education program in place.  Each director is responsible for ensuring that he maintains the skill and knowledge necessary to meet his obligations as a director, and board of directors members are entitled, at the Company’s expense, to attend seminars they determine necessary to keep them up-to-date with current issues relevant to their service as directors of the Company.

Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	The board of directors has adopted a written Code of Conduct.

(i) disclose how a person or company may obtain a copy of the code,
(i)  the Company’s Code of Conduct referred to above can be  viewed on the Company’s website at www.avalonraremetals.com or a copy may be obtained by written request to the Company’s Corporate Secretary, at Suite 1901, 130 Adelaide Street West, Toronto, Ontario M5H 3P5.

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code, and
(ii)  the board of directors monitors compliance with its Code of Conduct by requiring that each director, officer and employee annually affirm, in writing, that he/she has read and understood the Code of Conduct and has agreed to abide by it in all aspects.

(iii)   provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
(iii) none.

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Each director and executive officer is required to fully disclose his interest in respect of any transaction or agreement to be entered into by the Company. Once such interest has been disclosed, the board of directors as a whole determines the appropriate level of involvement the director or executive officer should have in respect of the transaction or agreement.

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.
In addition to the Code of Conduct, the Board of Directors has also adopted a Safety and Environmental Policy (“S&EP”) which recognizes that maintenance of environmental quality is vital to the Company’s existence, progress, and continued development.

The S&EP provides that the Company will maintain high environmental standards limited only by technical and economic feasibility and that the Company will take positive action to protect the safety of its workers, conserve natural resources, and minimize the impact of its activities on the environment through diligent application of appropriate technology and responsible conduct at all stages of exploration, mine development, mining, mineral processing, de-commissioning, and reclamation.  The purpose of the S&EP is to provide a measurable framework for the performance of the Company’s activities in an environmentally responsible manner, ensuring compliance by the Company and its employees with all applicable environmental regulations and commitments. The Company ensures that employees are educated in environmental matters and responsibilities relating to their assigned tasks and the Company works pro-actively with government and the public to define environmental priorities and participates where appropriate in the development of responsible laws for the protection of the environment.  And finally, the Company has made the commitment to allocate sufficient resources to meet the Company’s safety and environmental goals which commitment includes an annual assessment of the projected costs of de-commissioning and reclamation to ensure that there will be sufficient cash reserves to pay for these costs upon project closure.

Describe the process by which the board identifies new candidates for board nomination.
The board of directors’ Compensation, Governance and Nominating Committee (the “CGN Committee”) is responsible for recommending candidates for nomination to the board of directors, and governing the desirable characteristics for directors.  In making such recommendations, the CGN Committee considers:

(a)   the competencies and skills that the board of directors considers to be necessary for the board of directors, as a whole, to possess;

(b)   the competencies and skills that the board of directors considers each existing director to possess; and

(c)   the competencies and skills each new nominee will bring to the boardroom.

Disclose whether or not the board has a nominating committee composed entirely of independent directors.	The board of directors’ CGN Committee is composed of three directors, all of whom are independent.

If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
The CGN Committee is responsible for, among other things, identifying and recommending to the board of directors new candidates for the board of directors, annually reviewing the credentials of existing board of directors members to assess their suitability for re-election and ensuring that appropriate orientation and continuing education programs for new board of directors members and continuing education, as required, for all board of directors members are in place.

The CGN Committee meets as often as is necessary to carry out its responsibilities.

The CGN Committee is permitted access to all records and corporate information that it determines are required in order to perform its duties.  The CGN Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors engaged by it.

Describe the process by which the board determines compensation for the issuer’s directors and officers.
The board of directors’ CGN Committee is responsible for reviewing the compensation of the Company’s directors and officers and making recommendations to the board of directors with respect thereto. See also “Compensation Discussion and Analysis” of this Information Circular.

Disclose whether or not the board has a compensation committee composed entirely of independent directors.	The CGN Committee is composed of three directors, all of whom are independent~~.~~

If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
The CGN Committee reviews compensation levels for all officers and in particular compensation levels for the CEO. The CGN Committee is responsible for, among other things, developing or approving performance indicators and corporate objectives which the President and CEO is responsible for meeting, determining or recommending to the board of directors the compensation of the President and CEO, and reviewing the adequacy and form of compensation of the board of directors and members of the board of directors’ committees in light of the responsibilities and risks involved in being a director, in the case of the Board, and a chairman, in the case of Board committees. The CGN Committee meets as often as is necessary to carry out its responsibilities.

The CGN Committee is permitted access to all records and corporate information that it determines are required in order to perform its duties.  The CGN Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors engaged by it.

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.
Not applicable.

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.
The governance responsibilities in the CGN Committee’s mandate include:

•      to develop and enforce policy in the area of corporate governance and the practices of the board of directors in light of the Company’s particular circumstances, the changing needs of investors and the Company, and changes in corporate governance guidelines.

•      to prepare and recommend to the board of directors annually a statement of corporate governance practices to be included in the Company’s information circular and ensure that such disclosure is complete and provided in accordance with the regulatory requirements.

•      to monitor developments in the area of corporate governance and the practices of the board of directors and advise the board of directors accordingly; and

•      to develop, implement and maintain appropriate policies with respect to disclosure, confidentiality and insider trading.

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.
There is currently no formal assessment procedure in place.

If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.
Board of directors effectiveness is assessed by the board of directors as a whole, considering the operation of the board of directors’ committees, the adequacy of information provided to the directors, the quality of communication between the board of directors and management and the historic growth and performance of the Company. The board of directors believes that this information assessment has permitted the board of directors to operate effectively.

The audit committee should be composed entirely of independent directors and should have a specifically defined mandate.
The board of directors has an Audit Committee composed of three directors, each of whom is independent. (Messrs. MacEachen, Ferry and Panday). A copy of the Audit Committee Charter can be found on the Company’s website.

APPENDIX A
MANDATE OF THE BOARD OF DIRECTORS
OF AVALON RARE METALS INC.

The board of directors of the Company explicitly acknowledges responsibility for the stewardship of the Company, including responsibility for:

(i)
to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer, (“CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(ii)	adoption of a strategic planning process and approving on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

(iii)	identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;

(iv)	succession planning, including appointing, training and monitoring senior management;

(v)	adopting a communication policy for the Company;

(vi)	the integrity of the Company’s internal control and management information systems; and

(vii)	developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

Approved by the board of directors the 18th day of July, 2006.

SCHEDULE C
AVALON RARE METALS INC.
2010 STOCK OPTION PLAN
(Adopted on < * >, 2011>

Section 1 – Purpose

1.1
The Stock Option Plan (the “Plan”) has been established as a means of compensating Eligible Persons (as defined herein) for their contributions to the performance of the Company.  The Plan is intended to:

(a)	provide an incentive to Eligible Persons to further the development, growth and profitability of the Company; and

(b)	assist the Company in retaining and attracting Eligible Persons with experience and ability.

Section 2 – Definitions

2.1	In this Plan, unless the context otherwise requires, the following terms shall have the following meanings:

“Board”	means the board of directors of the Company;

“Committee”	means either the Board or a committee of the Board comprised of such members of the Board as may be designated by the Board;

“Company”	means Avalon Rare Metals Inc., and any successor company thereto;

“Eligible Person”	means an Insider or employee of the Company or any of its subsidiaries, and any other person or company engaged to provide ongoing management, consulting or advisory services to the Company;

“Exchange”	means the Toronto Stock Exchange;

“Insider”	means an insider of the Company, as defined in the Securities Act (Ontario);

“Market Price”
means the closing price of the Shares on the Exchange on either the trading day prior to the date of the grant of an Option, or on the day of the grant of the Option, provided that if there is no closing price on such trading day, “Market Price” shall mean the most recent closing price for the shares on the Exchange prior to the date of grant;

“Option”	means an option granted by the Company to a Participant to purchase authorized but unissued Shares pursuant to the terms of the Plan;

“Outstanding Issue”	means that number of Shares issued and outstanding immediately prior to the date of grant of the Option;

“Participant”	means an Eligible Person to whom Options are granted under the Plan;

“person”	has the meaning ascribed thereto in the Securities Act (Ontario);

“Plan”	means this Stock Option Plan, either as originally adopted or as amended from time to time, as the case may be;

“Regulatory Authority”
means any applicable securities regulatory authority or any stock exchange or exchanges, including the Exchange upon which any of the Company’s securities are from time to time listed for trading and any other applicable regulatory authority;

“Shareholders”	means holders of Shares;

“Shares”	means the common shares of the Company; and

“Trading Blackout”	has the meaning ascribed thereto in Section 5.7.

2.2	In this Plan, unless the context requires otherwise, references to the male gender include the female gender and the neuter, and words importing the singular include the plural and vice versa.

2.3	Any reference made in this Plan to Sections is a reference to Sections of this Plan.

Section 3 – Administration of the Plan

3.1
The Plan is under the direction of the Committee that, in addition to the specific powers conferred upon it hereunder, has full and complete authority to interpret the Plan and to prescribe such rules and regulations and make such other determinations, as it deems necessary or desirable to meet the objectives of and to administer the Plan. Without limiting the generality of the foregoing, for greater certainty, the Committee shall, subject to the terms and conditions of the Plan, have the power and authority to:

(a)	adopt rules and regulations for implementing the Plan;

(b)	determine the eligibility of persons to participate in the Plan;

(c)	interpret and construe the provisions of the Plan;

(d)	approve the definitive terms and provisions of any Option agreement to be entered into between the Company and each Participant (subject to such being in accordance with the terms of this Plan); and

(e)	take such other steps as they determine to be necessary or desirable to give effect to the Plan.

Section 4 – Number of Shares Issuable under the Plan

4.1
The maximum number of Shares that (i) are issued to Insiders within any one year period; and (ii) issuable to Insiders at any time, under the Plan or when combined with all of the Company’s other security based compensation arrangements, cannot exceed 10% of the Outstanding Issue.

4.2
All Shares subject to Options that have been exercised or that have expired or have been otherwise terminated or cancelled without having been exercised, shall be available for issuance pursuant to the exercise of any subsequent Options granted under the Plan.

Section 5 – Options

5.1
Subject to Section 4, the Committee shall, in its discretion, subject to the terms and conditions of the Plan, designate, from among the Eligible Persons, those to whom and when Options shall be granted, the number of Shares to be subject to each Option, the Specified Price for each Option, the period during which the same may be exercised, the vesting period, if any, for such Option(s) and the other terms and conditions attached thereto.  Any Participant, at the time of the grant of an Option, may hold more than one Option.  The grant of each option shall be evidenced by an agreement between the Company and the Participant setting forth the number of Shares covered by such Option, the exercise price, the Option period and any other terms and conditions attaching thereto.

5.2	The exercise price for the Shares subject to an Option shall be not less than the Market price.

5.3	Subject to the provisions of Section 5.5, each Option shall be exercisable during a period established by the Committee, but in no circumstances shall the term of an Option exceed 10 years.

5.4
An Option may be exercised at any time, or from time to time, during its term as to any number of whole Shares, which are then available for purchase, provided that no partial exercise may be for less than 100 whole Shares.  A Participant electing to exercise an Option shall give written notice of the election to the Company, together with the aggregate amount to be paid for the Shares to be acquired pursuant to the exercise of an Option, by cheque or bank draft payable in Toronto or such other form or manner of payment acceptable to the Company.

5.5	Unless otherwise decided by the Committee, the following rules shall apply:

(a)
in the event of the retirement, disability or death of a Participant, the Options held by such Participant shall remain exercisable by such Participant or by such Participant’s legal representative(s) until the earlier of (i) 12 months after the effective date of retirement, disability or death; and (ii) the expiry of the exercise period of such Options and, to the extent not exercised within the aforesaid period, shall terminate; and

(b)	in the event that the Participant ceases to be an Eligible Person for any reason other than retirement, disability or death, any Options held by such Participant will expire on day of termination.

5.6
No Option or any interest therein shall be transferable or assignable by the Participant otherwise than by will or pursuant to the laws of succession and no Option may be exercised by anyone other than by the Participant or his legal representative(s).

5.7
Notwithstanding the provisions of Section 5.3 and Section 5.5, no Option shall terminate and cease to be exercisable prior to the fifth (5th) business day following the cessation of any restricted trading period imposed by the Company by which the directors, officers and/or employees of the Company are prohibited from trading in securities of the Company (a ”Trading Blackout”) then in effect and, if a Trading Blackout is not then in effect, prior to the fifth (5th) business day following cessation of the most recent Trading Blackout.

5.8
Unless otherwise decided by the Committee, no Option may become exercisable until three (3) months for persons providing management, consulting or advisory services to the Company and 12 months for all other Eligible Persons from the date such Option was granted.

5.9	The grant of Options shall be subject to the following limitations and requirements:

(a)	the number of Shares reserved for issuance pursuant to Options granted to any one consultant shall not exceed 2% of the Outstanding Issue in any 12-month period;

(b)
the aggregate number of Shares reserved for issuance pursuant to Options granted to Persons employed to provide “Investor Relations Activities” (as that term is defined in National Instrument 45-106) shall not exceed 2% of the Outstanding Issue in any 12-month period; and

(c)
if the Participant is an employee or consultant, there shall be a representation by the Company and the Participant that the Participant is a bona fide employee or consultant, as the case may be, of the Company.

Section 6 - Stock Appreciation Rights

6.1
The Company may grant stock appreciation rights hereunder to Participants, with the specific terms, and conditions thereof to be as provided herein and as provided in the regulations and policies of the Regulatory Authorities. The benchmark number of shares specified in the relevant stock appreciation rights agreement (a “rights agreement”) shall be deemed to be the number of shares reserved for issuance thereunder for purposes of that section.

A stock appreciation right granted hereunder shall entitle the Participant to receive from the Company that number of Shares, disregarding fractions, having an aggregate value equal to excess of the value of a Share over the amount per Share specified in the relevant rights agreement times the number of Shares with respect to which the appreciation right is being exercised. For purposes of the proceeding sentence, the “amount per Share” shall not be less than the Market Price at the date of the grant of the relevant underlying option or appreciation right while “the value of a Share” shall be determined for these purposes based on the weighted average trading price of the Share on the Exchange for the five (5) trading days preceding the date the notice of the exercise of the appreciation right is received by the Company.

Any Option granted under the Plan may include a stock appreciation right, either at the time of grant or by amendment adding it to an existing Option; subject, however, to the grant of such stock appreciation right being in compliance with the regulation and policies of the Regulatory Authorities. To the extent a stock appreciation right included in or attached to an Option granted hereunder is exercised, the Option to which it is included or attached shall be deemed to have been exercised to a similar extent. The provisions of the Plan respecting the exercise of Options and the adjustments to Options arising from certain corporate actions shall apply mutatis mutandis to all stock appreciation rights granted hereunder.

Section 7 - Effect of Takeover Bid

7.1	If a person (an “Offeror”) makes a formal bid (as defined in the Securities Act (Ontario)) for Shares (an “Offer”) then:

(a)	all unvested Options will become vested and exercisable, despite any vesting schedule applicable to any unexercised Options; and

(b)	the Company will give each Participant currently holding an Option written notice of the number of Options eligible for exercise by the Optionee.

Following the Company’s notice, a Participant may exercise his Option in whole or in part so as to permit each Participant to tender the Shares received on exercise (the “Optioned Shares”) pursuant to the Offer. If:

(a)	the Offer is not completed within the time specified in the Offer; or

(b)	the Participant does not tender the Optioned Shares pursuant to the Offer; or

(c)	the Offeror does not take up and pay for all of the Optioned Shares tendered by the Participant pursuant to the Offer,

then the Participant will return to the Company the Optioned Shares or, in the case of clause (c) above, the Optioned Shares that are not taken up and paid for, and the Company will reinstate the Optioned Shares as authorized but unissued Shares and the terms of the Option including any vesting schedule, as set forth in the Plan and the Option agreement will again apply to the Option. If a Participant returns any Optioned Shares to the Company under this Section 7, the Company will refund the exercise price to the Participant for those Optioned Shares. The Participant will not be entitled to sell the Optioned Shares except pursuant to the Offer.

Section 8 – Participant Not a Shareholder

8.1	No Participant shall have any rights as a Shareholder with respect to any Shares covered by any Option until such time as and to the extent only that such Option has been exercised.

Section 9 – Effects of Alteration of Capital Stock

9.1
If the number of outstanding Shares shall be increased or decreased as a result of a stock split, consolidation or reclassification or if other changes with respect to the Shares shall occur, other than as a result of the issuance of Shares for fair value, or if additional Shares are issued pursuant to a stock dividend, or in the event of a merger, amalgamation or reorganization, then the number of and/or price payable for Shares subject to any unexercised Options shall be adjusted in accordance with applicable law and in such manner as the Committee shall deem proper to preserve the rights of the Participants under the Plan substantially proportionate to those existing prior to such change or event.

Section 10 – Amendment and Discontinuance

10.1	(a)
The Board may (i) discontinue the Plan at any time except that such discontinuance may not alter or impair any Option previously granted to a Participant under the Plan; and (ii) subject to any necessary approval of the Exchange (and any other applicable Regulatory Authority) and, subject to subsection (b) hereof, from time to time amend the Plan in its absolute discretion without the approval of the Shareholders.  For example, the Board’s discretion will include, without limitation, authority to make amendments to: (i) alter, extend or accelerate the vesting provisions of Options; (ii) clarify ambiguity, inconsistency or omission in the Plan and other amendments of a clerical or housekeeping nature; (iii) alter the termination provisions of an Option or of the Plan, provided that such change does not entail an extension beyond the expiry date of such Option (iv) modify the mechanics of exercise; and (v) add a cashless exercise feature.

(b)	The Shareholders shall be required to approve any amendment to the Plan or any Option which:

(i)
reduces the exercise price of an Option held by a Participant either directly or indirectly by means of the cancellation of an Option and the reissue of a similar Option and, for so long as the Shares are listed on the Exchange, “disinterested Shareholder approval” (as that term is used in the policies of the Exchange) shall be required for any amendment of an Option which reduces the exercise price of an Option held by a Participant, if at the time of the proposed amendment the Participant is an Insider of the Company;

(ii)	extends the period available to exercise an Option beyond the expiry of the original exercise period of such Option, other than as provided in Section 5.7;

(iii)	increases the number of Shares reserved for issuance under the Plan (other than pursuant to the provisions of Section 9.1);

(iv)	amends Section 5.6;

(v)	materially modifies the requirements as to eligibility for participation in the Plan;

(vi)	adds any form of financial assistance and, if applicable, any amendment to any existing financial assistance provision which is more favourable to Participants; and

(vii)	otherwise requires approval by Shareholders (or disinterested Shareholders as the case may be) in accordance with the requirements of the Exchange or any applicable Regulatory Authority.

(c)
Subject to the matters set out in Section 10.1 (b), the Committee may from time to time in its absolute discretion amend, modify or change the terms and provisions of the Plan (including the form of the Option agreement) and/or any Option provided that any such amendment, modification and/or change shall be subject to any required approvals of any applicable Regulatory Authority. Without limiting the generality of the foregoing, the Board may make the following types of amendments, modifications and/or changes to the Plan without seeking Shareholder approval:

(i)
amendment of a “housekeeping” or ministerial nature, including any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provisions of the Plan;

(ii)	amendments necessary to comply with the provision of applicable law (including, without limitation, the rules, regulations and policies of any applicable Regulatory Authority);

(iii)	amendments necessary in order for Options to qualify for favourable treatment under applicable taxation laws;

(iv)	amendments respecting administration of the Plan;

(v)	any amendment to the vesting provisions of the Plan or any Option;

(vi)
any amendment to the termination provisions of any Option, whether or not such Option is held by an Insider, provided such amendment does not entail an extension of the expiry date beyond the original expiry date;

(vii)
the addition or amendment of any form of financial assistance provided by the Company for the acquisition by Participants of common shares under the Plan provided the terms thereof are not more favourable to participants than the existing terms and provisions of the Plan;

(viii)
the addition or modification of a cashless exercise feature, payable in cash or Shares, which provides for a deduction of the number of Shares reserved for issuance pursuant to the Plan equal to the number of Shares that would otherwise have been issuable upon the exercise of the relevant Option;

(ix)	change the definition of “Eligible Persons” under the Plan; and

(x)	any other amendment, whether fundamental or otherwise, not requiring Shareholder approval under applicable law or by any applicable Regulatory Authority.

(d)
Subject to subsection (b) hereof, the Board or the Chief Executive Officer of the Company together with the Chief Financial Officer of the Company, with the consent of an affected Optionee, but subject to the terms and conditions of the Plan and any approvals required by any applicable Regulatory Authority, may from time to time amend the terms and conditions of any Option which has been theretofore granted.

Section 11 - Laws

11.1
The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia or Ontario as may be applicable and those of Canada insofar as they may apply.

11.2
No Option may be exercised nor will the Company have any obligation to issue Shares pursuant thereto if such exercise or issue would be contrary to or violate any applicable law or any applicable rule or regulation of any applicable Regulatory Authority.

Section 12 – Compliance with Statutes and Regulations

12.1
The granting of Options and the issue of Shares under this Plan shall be carried out in compliance with applicable statutes and with the rules and regulations of any applicable Regulatory Authority.  If the Committee determines that, in order to comply with any such statutes or regulations, certain action is necessary or desirable as a condition of or in connection with the granting of an Option or the issue or purchase of Shares under an Option, that Option may not be exercised in whole or in part unless that action shall have been completed in a manner satisfactory to the Committee.

Section 13 – Participation Voluntary

13.1
The participation of an Eligible Person in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Eligible Person any rights or privileges other than those rights and privileges expressly provided in the Plan.  In particular, participation in the Plan does not constitute a condition of employment nor a commitment on the part of the Company to ensure the continued employment of such Eligible Person.

13.2	The Plan does not provide any guarantee against any loss of profit, which may result from fluctuations in the market price of the Shares.

13.3
The Company does not assume responsibility for the income or other tax consequences for the Eligible Persons participating in the Plan and Eligible Persons are advised to consult with their own tax advisors.

Section 14 - Withholding Taxes, etc.

14.1
For certainty and notwithstanding any other provision of the Plan, the Company may take such steps as it considers necessary or appropriate for the deduction or withholding of any income taxes or other amounts which the Company is required by any law or regulation or any governmental authority whatsoever to deduct or withhold in connection with any Shares issued pursuant to the Plan, including without limiting the generality of the foregoing: (a) withholding of all or any portion of any amount otherwise owing to a Participant; (b) the suspension of the issue of Shares to be issued under the Plan until such time as the Participant has paid to the Company an amount equal to any amount which the Company is required to deduct or withhold by law with respect to such taxes or other amounts; and/or (c) withholding and causing to be sold, by it as a trustee on behalf of the Participant, such number of Shares as it determines to be necessary to satisfy the withholding obligation.  By participating in the Plan, the Participant consents to such sale and authorizes the Company to effect the sale of such Shares on behalf of the Participant and to remit the appropriate amount to the applicable government authorities.  The Company shall not be responsible for obtaining any particular price for the Shares nor shall the Company be required to issue any Shares under the Plan unless the Participant has made suitable arrangements with the Company to fund any withholding obligation.”

Section 15 – Coming into Effect

15.1	The Plan shall come into effect on the later of:

(a)	approval by the Board;

(b)	approval by the Exchange; and

(c)	approval by the Shareholders.

SCHEDULE D
DISSENT PROVISIONS – BCBCA
DIVISION 2 – DISSENT PROCEEDINGS
DEFINITIONS AND APPLICATION

237 (1)    In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means:

(a)	in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution;

(b)
in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement; or

(c)
in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2)	This Division applies to any right of dissent exercisable by a shareholder except to the extent that:

(a)	the court orders otherwise; or

(b)	in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1)	A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a)	under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f)	under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)	in respect of any other resolution, if dissent is authorized by the resolution; or

(h)	in respect of any court order that permits dissent.

(2)	A shareholder wishing to dissent must:

(a)	prepare a separate notice of dissent under section 242 for:

(i)	the shareholder, if the shareholder is dissenting on the shareholder's own behalf; and

(ii)	each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting;

(b)	identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent; and

(c)	dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3)	Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must:

(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner; and

(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1)	A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2)	A shareholder wishing to waive a right of dissent with respect to a particular corporate action must:

(a)	provide to the company a separate waiver for:

(i)	the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf; and

(ii)	each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver; and

(b)	identify in each waiver the person on whose behalf the waiver is made.

(3)
If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to:

(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner; and

(b)
any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4)
If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1)
If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote:

(a)	a copy of the proposed resolution; and

(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2)
If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote:

(a)	a copy of the proposed resolution; and

(b)	a statement advising of the right to send a notice of dissent.

(3)
If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote:

(a)	a copy of the resolution;

(b)	a statement advising of the right to send a notice of dissent; and

(c)	if the resolution has passed, notification of that fact and the date on which it was passed.

(4)	Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241
If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent:

(a)	a copy of the entered order; and

(b)	a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1)	A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must:

(a)
if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least two days before the date on which the resolution is to be passed or can be passed, as the case may be;

(b)	if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section; or

(c)	if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of:

(i)	the date on which the shareholder learns that the resolution was passed; and

(ii)	the date on which the shareholder learns that the shareholder is entitled to dissent.

(2)	A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company:

(a)	on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent; or

(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3)	A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company:

(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241; or

(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4)	A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)
if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)
if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and:

(i)	the names of the registered owners of those other shares;

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners; and

(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and:

(i)	the name and address of the beneficial owner; and

(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5)
The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1)    A company that receives a notice of dissent under section 242 from a dissenter must:

(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of:

(i)	the date on which the company forms the intention to proceed; and

(ii)	the date on which the notice of dissent was received; or

(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2)   A notice sent under subsection (1) (a) or (b) of this section must:

(a)	be dated not earlier than the date on which the notice is sent;

(b)	state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order; and

(c)	advise the dissenter of the manner in which dissent is to be completed under section 244. (A) Completion of dissent.

244 (1)
A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice:

(a)	a written statement that the dissenter requires the company to purchase all of the notice shares;

(b)	the certificates, if any, representing the notice shares; and

(c)	if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2)   The written statement referred to in subsection (1) (c) must:

(a)	be signed by the beneficial owner on whose behalf dissent is being exercised; and

(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out:

(i)	the names of the registered owners of those other shares;

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners; and

(iii)	that dissent is being exercised in respect of all of those other shares.

(3)   After the dissenter has complied with subsection (1):

(a)	the dissenter is deemed to have sold to the company the notice shares; and

(b)	the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4)
Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5)
Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6)	A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1)	A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must:

(a)	promptly pay that amount to the dissenter; or

(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2)	A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may:

(a)
determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court;

(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1); and

(c)	make consequential orders and give directions it considers appropriate.

(3)	Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must:

(a)
pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares; or

(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4)   If a dissenter receives a notice under subsection (1) (b) or (3) (b):

(a)
the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares; or

(b)
if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5)	A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that:

(a)	the company is insolvent; or

(b)	the payment would render the company insolvent.

Loss of right to dissent

246
The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)	the resolution in respect of which the notice of dissent was sent does not pass;

(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)	with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)	the notice of dissent is withdrawn with the written consent of the company; or

(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247	If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares:

(a)
the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates;

(b)	the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares; and

(c)	the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

SCHEDULE E
ARTICLES OF CONTINUANCE
(Attached)

Industry Canada | Industrie Canada

Canada Business Corporations Act (CBCA) | Loi canadienne sur les sociétés par actions (LCSA)

Form 11

FORM 11 ARTICLES OF CONTINUANCE (SECTION 187)

FORMULAIRE 11 CLAUSES DE PROROGATION (ARTICLE 187)

1 -- Name of the Corporation / Dénomination sociale de la société

Avalon Rare Metals Inc.

2 -- The province or territory in Canada where the registered office is situated (do not indicate the full address) / La province ou le territoire au Canada où est situé le siège social (n'indiquez pas l'adresse complète)

Ontario

3 -- The classes and any maximum number of shares that the corporation is authorized to issue / Catégories et tout nombre maximal d'actions que la société est autorisée à émettre

The Company shall be authorized to issue an unlimited number of common shares without par value and up to 25,000,000 preferred shares without par value, which shall have thereto the rights, privileges, restrictions and conditions set out in the attached Appendix A.

4 -- Restrictions, if any, on share transfers / Restrictions sur le transfert des actions, s'il y a lieu

None

5 -- Minimum and maximum number of directors (for a fixed number of directors, please indicate the same number in both boxes) / Nombre minimal et maximal d'administrateurs (pour un nombre fixe, veuillez indiquer le même nombre dans les deux cases)

Minimum: 3 Maximum: 9

Minimal : Maximal :

6 -- Restrictions, if any, on business the corporation may carry on / Limites imposées à l'activité commerciale de la société, s'il y a lieu

None

7 -- (1) If change of name effected, previous name / (1) S'il y a changement de dénomination sociale, indiquer la dénomination sociale antérieure

(2) Details of incorporation / (2) Détails de la constitution

Amalgamated on July 24, 1991 under the British Columbia Company Act (now the British Columbia Business Corporations Act ("BCBCA"))

8 -- Other options, if any / Autres dispositions, s'il y a lieu

9 -- **Declaration:** I hereby certify that I am a director or an officer of the corporation. / **Déclaration :** J'atteste que je suis un administrateur ou un dirigeant de la société.

Signature

Printed Name - Nom en lettres moulées

Charlotte May, Corporate Secretary

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000.00 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA.

Nota : Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ ou d'un emprisonnement maximal de six mois, ou de ces deux peines (paragraphe 250(1) de la LCSA).

IC3247 (2008/08), Page 1

Canada

APPENDIX A
TO THE ARTICLES OF CONTINUANCE
OF AVALON RARE METALS INC.
(the “Company”)

Common Shares

The Common Shares of the Company will have the following rights:

1.0	Payment of Dividends

Subject to the prior rights of holders of preferred shares, the holders of the common shares shall be entitled to receive rateably such dividends (if any) as the Board may in its discretion declare.

2.0	Participation upon Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of common shares shall, subject to the prior rights of the holders of preferred shares, be entitled to participate rateably in any distribution of the assets of the Company.

3.0	Voting Rights

The holders of common shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and to one vote in respect of each common share at all such meetings.

Special Rights and Restrictions Attaching to the Preferred Shares

The Preferred Shares as a class will have attached to them the following special rights and restrictions:

1.0
The Board may issue the Preferred Shares at any time and from time to time in one or more series. Before any Preferred Shares of a particular series are issued, the Board will fix the number of shares in that series and will determine, subject to the limitations set out in these Articles, the designation, rights, privileges, restrictions, and conditions to be attached to the Preferred Shares of that series, including (as examples only), without limiting the generality of the foregoing:

(a)
the rate, amount, or method of calculation of preferential dividends, whether cumulative or non-cumulative or partially cumulative, the date from which preferential dividends will accrue, and the date and place of payment;

(b)	the right to convert or exchange Preferred Shares into common shares or other shares, bonds, debentures, securities, or otherwise;

(c)	the right of the Company to redeem or repurchase Preferred Shares, and the redemption price and terms and conditions of redemption;

(d)	the prices and other terms and conditions of rights of retraction;

(e)	the right to receive notice of or to attend or to vote at any meeting of shareholders of the Company; and

(f)	any sinking fund, purchase fund, or other provisions attaching to the Preferred Shares.

2.0
No rights, privileges, restrictions, or conditions attached to a series of Preferred Shares will confer on that series a priority over any other series of Preferred Shares in respect of dividends or return of capital in the event of the liquidation, dissolution, or winding-up of the Company. The Preferred Shares of each series will rank on a parity with the Preferred Shares of every other series with respect to priority in the payment of dividends and the return of capital and the distribution of the Company's assets in the event of the liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the Company's assets among its shareholders for the purpose of winding up its affairs.

3.0
The Preferred Shares will be entitled to priority over the Company's common shares and over any other class of shares of the Company ranking junior to the Preferred Shares with respect to the payment of dividends and the return of capital and the distribution of assets in the event of the liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the Company's assets among its shareholders for the purpose of winding up its affairs.

4.0	If any amount payable in respect of:

(a)	cumulative dividends, whether or not declared; or

(b)	declared non-cumulative dividends; or

(c)	a return capital in the event of the liquidation, dissolution, or winding-up of the Company in respect of a series of Preferred Shares,

is not paid in fill, the Preferred Shares of all series will participate ratably in respect of all accumulated dividends, whether or not declared, and all declared non-cumulative dividends in accordance with the amounts that would be payable on those shares if all dividends were declared and paid in full, and in respect of amounts payable on return of capital in the event of the liquidation, dissolution, or winding-up of the Company, in accordance with the amounts that would be payable on the repayment of capital if all amounts so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all claims as aforesaid, the claims of the holders of the Preferred Shares with respect to the amounts payable on return of capital will be paid and satisfied first and any assets remaining thereafter will be applied towards the payment and satisfaction of claims in respect of dividends.

5.0
The Preferred Shares of any series may also be given other preferences not inconsistent with the provisions of this Article over the common shares and over any other class of shares ranking junior to the Preferred Shares, as may be determined in the case of that series of Preferred Shares.

6.0
In the event of the liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the Company's assets among its shareholders for the purpose of winding up its affairs, the holders of each series of Preferred Shares will, before any amount is paid to or any property or assets of the Company distributed among the holders of the Company's common shares or any other class of shares of the Company ranking junior to the Preferred Shares, be entitled to receive:

(a)	an amount equal to the stated capital attributed to each series of Preferred Shares, respectively, together with:

(i)
in the case of a series of Preferred Shares entitled to cumulative dividends thereof, all unpaid accumulated cumulative dividends, whether or not declared (which for this purpose will be calculated as if the cumulative dividends were accruing from day to day from the expiration of the last period for which the cumulative dividends were paid up to but excluding the date of distribution); and

(ii)	in the case of a series of Preferred Shares entitled to non-cumulative dividends, all declared and unpaid non-cumulative dividends thereon; and

(b)
if the liquidation, dissolution, winding-up, or distribution is voluntary, an additional amount, if any, equal to any premium that would have been payable on the redemption of any series of Preferred Shares had they been called for redemption by the Company effective the date of distribution and, if any series of Preferred Shares could not be redeemed on that date, an additional amount equal to the greatest premium, if any, that would have been payable on the redemption of any other series of Preferred Shares.

7.0	Except with the approval of all of the holders of the Preferred Shares, the Company will not at any time:

(a)	declare or pay or set apart for payment any dividends on the common shares or any other class of shares of the Company ranking junior to the Preferred Shares; or

(b)
call for redemption, redeem, purchase for cancellation, acquire for value, or reduce or otherwise pay off any of the Preferred Shares (less than the total amount then outstanding) or any common shares or any other class of shares of the Company ranking junior to the Preferred Shares, unless and until all dividends up to and including the dividends payable for the last completed period for which dividends are payable on each series of Preferred Shares then issued and outstanding have been declared and paid or set apart for payment at the date of declaration or payment or setting apart for payment on the common shares or the other shares of the Company ranking junior to the Preferred Shares or at the date of the call for redemption, purchase, acquisition, reduction, or other payment, as the case may be.

8.0
Except as referred to in these Articles or as otherwise provided by law or in accordance with any voting rights that may from time to time be attached to any series of Preferred Shares, the holders of the Preferred Shares as a class will not be entitled to receive notice of, attend, or vote at any meeting of the Company's shareholders.

9.0	The approval of the holders of the Preferred Shares, given in the manner described in section 10.0 below, will be required for:

(a)	the creation of any new shares ranking prior to or on a parity with the Preferred Shares; and

(b)
the issuance of any additional series of Preferred Shares or of any shares ranking prior to or on a parity with the Preferred Shares, if, but only so long as, any cumulative dividends are in arrears or any declared non-cumulative dividends are unpaid on any outstanding series of Preferred Shares.

10.0
The approval of the holders of the Preferred Shares with respect to any and all matters in this Article may be given by at least two-thirds of the votes cast at a meeting of the holders of the Preferred Shares duly called for that purpose, held on at least 21 days’ notice, and at which the holders of a majority of the outstanding Preferred Shares are present or represented by proxy. If at any meeting the holders of a majority of the Preferred Shares are not present or represented by proxy within 30 minutes of the time appointed for the meeting, then the meeting will be adjourned to the same day in the next week and to the same time and place, and no notice of the adjourned meeting need be given. If at the adjourned meeting the holders of a majority of the Preferred Shares are not present or represented by proxy within 30 minutes of the time appointed for the meeting, the holders of the Preferred Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed at that meeting by at least two-thirds of the votes cast at that meeting will constitute the approval of the holders of the Preferred Shares. The formalities to be observed with respect to the giving of notice of any meeting and the conduct of the meeting will be those from time to time prescribed by the Canada Business Corporations Act and these Articles with respect to meetings of shareholders. On every poll taken at any meeting or adjourned meeting, every holder of Preferred Shares will be entitled to one vote in respect of each Preferred Share held.

SCHEDULE F
NEW BYLAWS
BY-LAW NO. 1

A by-law relating generally to
the conduct of the affairs of

AVALON RARE METALS INC.
(the “Company”)

CONTENTS

Part One	-	Interpretation
Part Two	-	Business of the Company
Part Three	-	Directors
Part Four	-	Meetings of Directors
Part Five	-	Committees
Part Six	-	Officers
Part Seven	-	Protection of Directors, Officers and Others
Part Eight	-	Shares
Part Nine	-	Dividends and Rights
Part Ten	-	Meetings of Shareholders
Part Eleven	-	Notices
Part Twelve	-	Electronic Documents
Part Thirteen		Effective Date

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of Avalon Rare Metals Inc. (the "Company") as follows:

PART ONE
INTERPRETATION

1.01	Definitions

In this by-law and all other by-laws of the Company, unless the context otherwise specifies or requires:

"Act" means the Canada Business Corporations Act, R.S.C., 1985, c. C-44 and the regulations made under the Act, as from time to time amended, and every statute that may be substituted therefor and, in the case of such amendment or substitution, any reference in the by-laws of the Company shall be read as referring to the amended or substituted provisions therefor;

“appoint” includes “elect” and vice versa;

“articles” means the articles of the Company as from time to time amended or restated;

"board" means the board of directors of the Company;

"by-laws" means this by-law and any other by-law of the Company from time to time in force and effect;

"meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders;

"non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada);

"recorded address" means in the case of a shareholder, his or her address as recorded in the securities register; and in the case of joint shareholders, the address appearing in the securities register in respect of such joint holding, or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the board, his or her latest address as recorded in the records of the Company;
"signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Company by section 2.04 or by a resolution passed pursuant to section 2.04; and

"special meeting of shareholders" includes a meeting of any class or classes of shareholders, and means a special meeting of all shareholders entitled to vote at an annual meeting of shareholders.

All terms contained in the by-laws that are not otherwise defined in the by-laws and which are defined in the Act, such as “resident Canadian”, shall have the meanings given to such terms in the Act.

Words importing the singular shall include the plural and vice-versa; words importing the masculine gender shall include the feminine and neuter genders; and the word “persons” shall include individuals, bodies corporate, partnerships, associations, personal representatives and any number or aggregate of persons.

The headings used in the by-laws are inserted for reference purposes only, and are not to be considered or taken into account in construing the terms or provisions thereof, or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

1.02	Conflicts with Laws

In the event of any inconsistencies between the by-laws and mandatory provisions of the Act, the provisions of the Act shall prevail.

PART TWO
BUSINESS OF THE COMPANY

2.01	Registered Office

Unless changed in accordance with the Act, the registered office of the Company shall be in the province in Canada from time to time specified in the articles and at such address within such province as the directors may from time to time determine.

2.02	Corporate Seal

The Company may, but need not, adopt a corporate seal and if one is adopted it shall be in such form as the directors may by resolution adopt from time to time.

2.03	Financial Year

The first financial period of the Company and thereafter the fiscal year of the Company shall terminate on such date as the directors may by resolution determine.

2.04	Execution of Instruments

Subject to section 2.06, contracts, documents or instruments in writing requiring the signature of the Company may be signed on behalf of the Company by any one officer or director.  The directors are authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Company either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing.  In addition, any director or officer who may execute contracts, documents or instruments in writing, on behalf of the Company, may direct the manner in which and the person or persons by whom any particular contract, document or instrument in writing, or class thereof, may or shall be executed and delivered on behalf of the Company.

The signature or signatures of any officer or director of the Company and of any officer or officers, person or persons appointed as set out above by resolution of the directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically or electronically reproduced upon all contracts, documents or instruments in writing or bonds, debentures or other securities of the Company executed or issued by or on behalf of the Company, and all contracts, documents or instruments in writing or securities of the Company on which the signature or signatures of any of the foregoing officers, directors or persons shall be so reproduced, as authorized by resolution of the directors, shall be deemed to have been manually signed by such officers, directors or persons whose signature or signatures is or are so reproduced, and shall be as valid to all intents and purposes as if they had been signed manually, and notwithstanding that the officers, directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or securities of the Company.

The corporate seal of the Company may, when required, be affixed to contracts, documents or instruments in writing signed as set out above or by an officer or officers, person or persons appointed as set out above by resolution of the board of directors, although a document is not invalid merely because a corporate seal is not affixed to it.

The term "contracts, documents or instruments in writing" as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.

2.05	Banking Arrangements

The banking business of the Company including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the directors.  Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the directors may from time to time by resolution prescribe or authorize.

2.06	Cheques, Drafts, Notes, Etc.

All cheques, drafts or orders for the payment of money, and all notes, acceptances and bills of exchange shall be signed by such officer or officers or other person or persons, whether or not an officer or officers of the Company, and in such manner as the directors may from time to time designate by resolution.

2.07	Custody of Securities

All securities (including shares, debentures, bonds, notes, warrants or other obligations or securities) owned by the Company shall be lodged in the name of the Company with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the directors, with such other depositaries or in such other manner as may be determined from time to time by the directors.  All securities (including shares, debentures, bonds, notes, warrants or other obligations or securities) belonging to the Company may be issued and held in the name of a nominee or nominees of the Company (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with right of survivorship), and shall be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.

2.08	Voting Securities in Other Bodies Corporate

The signing officers of the Company may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Company.  Such instruments shall be in favour of such persons as may be determined by the said signing officers executing or arranging for the same.  In addition, the directors may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or shall be exercised.

PART THREE
DIRECTORS

3.01	Number of Directors

Until changed in accordance with the Act, the board shall consist of not fewer than the minimum number and not more than the maximum number of directors provided in the articles.

3.02	Qualification

Every director shall be an individual 18 or more years of age, and no one who is of unsound mind and has been so found by a court in Canada or elsewhere, or who has the status of a bankrupt shall be a director.  Unless the articles otherwise provide, a director need not be a shareholder.  Subject to the Act, at least 25% of the directors of the Company must be resident Canadians.  If at any time the Company has less than four directors, at least one director must be a resident Canadian.

3.03	Term of Office

A director's term of office (subject to the provisions, if any, of the Company's articles, and subject to his election for an expressly stated term) shall be from the date of the meeting at which he is elected or appointed until the close of the annual meeting next following, or until his successor is elected or appointed.

3.04	Election and Removal

Directors shall be elected by the shareholders in a meeting on a show of hands unless a poll is demanded, and if a poll is demanded, such election shall be by ballot.  The number of directors to be elected at any such meeting shall be the number of directors then in office unless the directors or the shareholders otherwise determine.  Except for those directors elected for an expressly stated term, all the directors then in office shall cease to hold office at the close of a meeting of shareholders at which directors are elected but, if qualified, are eligible for re-election.  If a meeting of the shareholders of the Company fails to elect the number or the minimum number of directors required by the articles by reason of the disqualification, incapacity or the death of any candidates, the directors elected at that meeting may exercise all the powers of the directors if the number of directors so elected constitutes a quorum.  Subject to subsection 2 of section 109 of the Act, the shareholders of the Company may, by ordinary resolution at a special meeting, remove any director before the expiration of his term of office, in which case the director so removed shall vacate office forthwith upon the passing of the resolution for his removal, and may, by a majority of the votes cast at the meeting, elect any person in his stead for the remainder of his term.

3.05	Vacation of Office

The office of a director shall ipso facto be vacated if:

(a)	he dies:

(b)	he is removed from office by the shareholders;

(c)	he becomes bankrupt;

(d)	he is found by a court in Canada or elsewhere to be of unsound mind; or

(e)	his written resignation is received by the Company, or if a time is specified in such resignation, at the time so specified, whichever is later.

3.06	Vacancies

Subject to the Act, where a vacancy occurs in the board, except a vacancy resulting from an increase in the number or minimum number of directors or from failure to elect the number or minimum number of directors required by the articles, and a quorum of directors remains in office, the directors then in office (even though 25% of such directors are not resident Canadians) may appoint a person to fill the vacancy for the remainder of the term.  If there is not then a quorum of directors or if there has been a failure to elect the number or minimum number of directors required by the articles, the directors then in office shall without delay call a special meeting of shareholders to fill the vacancy and, if they fail to do so or if there are no directors then in office, the meeting may be called by any shareholder.

3.07	Action by Directors

The directors shall manage, or supervise the management of, the business and affairs of the Company, and may exercise all such powers and do all such acts and things as may be exercised or done by the Company and are not by the Act, the articles, the by-laws, any special resolution of the Company, or by statute expressly directed or required to be done in some other manner.

3.08	Canadian Directors Present at Meetings

The directors shall not transact business at a meeting unless at least twenty-five per cent of the directors present are resident Canadians or, if the Company has less than four directors, at least one of the directors present is a resident Canadian, except where:

(a)	a resident Canadian director who is unable to be present approves in writing or by telephonic, electronic or other communication facility, the business transacted at the meeting; and

(b)	the required number of resident Canadian directors would have been present had that director been present at the meeting.

3.09	Duties

Every director and officer of the Company in exercising his powers and discharging his duties shall:

(a)	act honestly and in good faith with a view to the best interests of the Company; and

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

3.10	Validity of Acts

An act by a director or officer is valid notwithstanding an irregularity in his election or appointment or a defect in his qualification.

3.11	Remuneration and Expenses

The remuneration to be paid to the directors shall be such as the directors shall from time to time determine.  The directors may also by resolution award special remuneration to any director in undertaking any special services on the Company's behalf other than the routine work ordinarily required of a director of a Company.  The confirmation of any such resolution or resolutions by the shareholders shall not be required.  The directors shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Company.

PART FOUR
MEETINGS OF DIRECTORS

4.01	Calling of Meetings

Meetings of the directors shall be held from time to time at such place as the chairman of the board (if any), the president or vice-president who is a director or any two directors may determine and the corporate secretary shall, upon direction of any of the foregoing, convene a meeting of directors.

4.02	Place of Meeting

Meetings of directors and of any committee of directors may be held at any place in or outside Canada.

4.03	Notice

Notice of the time and place for the holding of any such meeting shall be delivered personally, by mail or by facsimile, or otherwise communicated by electronic means upon written consent in accordance with the requirements of the Act (“Electronic Communications”) to each director not less than two business days (exclusive of the day on which the notice is delivered, mailed, or sent by Electronic Communications but inclusive of the day for which notice is given) before the date of the meeting; provided that meetings of the directors or of any committee of directors may be held at any time without formal notice if all the directors are present (except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all absent directors have waived notice.  Notice of any meeting of directors or of any committee of directors or any irregularity in any meeting or the notice thereof may be waived by any director in writing or by Electronic Communication addressed to the Company or in any other manner, and such waiver may be validly given either before or after the meeting to which such waiver relates.  A notice of meeting of directors or of any committee of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified.

4.04	Quorum

Subject to section 3.08, the quorum for the transaction of business at any meeting of the directors shall consist of a majority of the directors then in office and, notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors.

4.05	First Meeting of the New Board

For the first meeting of directors to be held following the election of directors at an annual or special meeting of the shareholders, or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

4.06	Adjournment

Any meeting of directors or of any committee of directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to a fixed time and place, and no notice of the time and place for the holding of the adjourned meeting need be given to any director if the time and place of the adjourned meeting are announced at the original meeting.  Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat.  The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting.  If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

4.07	Electronic Participation

Subject to the Act, if all of the directors consent, a director may participate in a meeting of the directors or a committee of directors by means of such telephonic, electronic or other communications facilities as permit all persons participating in the meeting to communicate adequately with each other, and a director participating in a meeting by such means shall be deemed to be present at that meeting.  A consent is effective whether given before or after the meeting and may be given with respect to all meetings of the directors and committees of the directors.

4.08	Regular Meetings

The directors may appoint a day or days in any month or months for regular meetings of the directors at a place and hour to be named.  A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

4.09	Chairman

The chairman of any meeting of the directors shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting:  chairman of the board, chief executive officer, president, lead director or a vice-president.  If no such officer is present, the directors present shall choose one of their number to be chairman.

4.10	Votes to Govern

All questions arising at any meeting of directors shall be decided by a majority of votes.  In case of an equality of votes, the chairman of the meeting in addition to his original vote shall not have a second or casting vote.

4.11	Resolution in Lieu of Meeting

A resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of directors or committee of directors is as valid as if it had been passed at a meeting of directors or committee of directors.  A copy of every such resolution shall be kept with the minutes of the proceedings of the directors or committee of directors.

PART FIVE
COMMITTEES

5.01	Committees of Directors

The directors may appoint one or more committees of the board, however designated, and delegate to any such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of the board has no authority to exercise.

5.02	Transaction of Business

Subject to the provisions of section 4.07, the powers of such committee or committees of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee.  Meetings of such committee may be held at any place in or outside Canada.

5.03	Audit Committee

The directors shall appoint annually from among its number an audit committee to be composed of not fewer than three directors.  At least such number of directors as may be specified by the Act, other applicable law or stock exchange requirements shall not be officers or employees of the Company or its affiliates.  The audit committee shall have the powers provided in the Act and in other applicable law and in, addition, such other powers and duties as the directors may determine.

5.04	Advisory Bodies

The directors may from time to time appoint advisory bodies as they may deem advisable.

5.05	Procedure

Unless otherwise determined by the directors, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

PART SIX
OFFICERS

6.01	Appointment of Officers

The directors shall annually or as often as may be required appoint a chief executive officer, president, chief financial officer and a corporate secretary, and if deemed advisable, may annually or as often as may be required appoint one or more vice-presidents (to which title may be words added indicating seniority or function), a treasurer, a controller and such other officers as the directors may determine, including one or more assistants to any one of the officers so appointed.  Subject to sections 6.02 and 6.03, an officer may but need not be a director, and one person may hold more than one office.  In case and whenever the same person holds the offices of corporate secretary and treasurer, he or she may but need not be known as the secretary-treasurer.  The directors may from time to time appoint such other officers, employees and agents as they shall deem necessary who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by resolution of the directors.

6.02	Chairman of the Board

The board may from time to time appoint a chairman of the board who shall be a director.  If appointed, the directors may assign to him any of the powers and duties that are by any provisions of this by-law assigned to the lead director or to the president; and he shall, subject to the provisions of the Act, have such other powers and duties as the directors may specify.  During the absence or disability of the chairman of the board, his duties shall be performed and his powers exercised by the lead director, if any, or by the president.

6.03	Lead Director

The board of directors may appoint from their number a lead director who, unless otherwise permitted by the Act, shall be a resident Canadian. Subject to the Act, a lead director shall possess and exercise such authority and powers and shall perform such duties as may be determined by the by-laws and the board of directors. A lead director shall not be an officer of the Company.

6.04	Chief Executive Officer

The chief executive officer shall have, under the control of the board of directors, general supervision and direction of the business and affairs of the Company. The chief executive officer shall possess and exercise such authority and powers and perform such other duties as may be determined by the by-laws, the board of directors and the chairman of the board.  In the absence of the chairman of the board and lead director, if any, and if the executive officer is also a director of the Company, the executive officer shall, when present, preside at all meetings of the directors, any committee of the directors and shareholders; he or she shall sign such contracts, documents or instruments in writing as require his or her signature, and shall have such other powers and shall perform such other duties as may from time to time be assigned to him or her by resolution of the directors or as are incident to his or her office.

6.05	President

Unless the board of directors determines otherwise, the president shall be the chief operating officer of the Company and shall have, under the control of the board of directors and the chief executive officer, general supervision of the business of the Company. The president shall possess and exercise such authority and powers and perform such other duties as may be determined by the by-laws, the board of directors, the chairman of the board and the chief executive officer.  In the absence of the chairman of the board and the lead director, if any, and the chief executive officer, and if the president is also a director of the Company, the president shall, when present, preside at all meetings of the directors, any committee of the directors and shareholders; he or she shall sign such contracts, documents or instruments in writing as require his or her signature, and shall have such other powers and shall perform such other duties as may from time to time be assigned to him or her by resolution of the directors or as are incident to his or her office.

6.06	Vice-President

The vice-president or, if more than one, the vice-presidents in order of seniority, shall be vested with all the powers and shall perform all the duties of the president in the absence or inability or refusal to act of the chief executive officer, provided, however, that a vice-president who is not a director shall not preside as chairman at any meeting of directors or shareholders.  The vice-president or, if more than one, the vice-presidents in order of seniority, shall sign such contracts, documents or instruments in writing as require his, her or their signatures and shall also have such other powers and duties as may from time to time be assigned to him, her or them by resolution of the directors.

6.07	Corporate Secretary

The corporate secretary shall possess and exercise such authority and powers and perform such duties as may be determined by the by-laws, the board of directors, the chairman of the board, the chief executive officer and the president.

The corporate secretary shall give or cause to be given, as and when instructed, notices to the board of directors, the shareholders, officers, auditors and members of committees and advisory bodies of the board of directors. Unless otherwise determined by the board of directors, the corporate secretary shall attend and record minutes of all meetings of the board of directors, committees of the board of directors, shareholders and advisory bodies. The corporate secretary shall have charge of the corporate seal or seals and of the corporate records, subject to section 8.03 hereof, required by law to be kept, except accounting records.

6.08	Treasurer or Assistant Treasurer

The Treasurer or Assistant Treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Company; he or she shall render to the board whenever required an account of all his transactions as Treasurer or Assistant Treasurer and of the financial position of the Company; and he shall have such other powers and duties as the directors may specify.  Unless and until the directors designate any other officer of the Company to be the Chief Financial Officer of the Company, the Treasurer or Assistant Treasurer shall be the Chief Financial Officer of the Company.

6.09	Powers and Duties of Other Officers

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the directors or the chief executive officer may specify.  Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

6.10	Term of Office

All officers, employees and agents, in the absence of agreement to the contrary, shall be subject to removal by resolution of the directors at any time, with or without cause.  Otherwise, each officer appointed by the directors shall hold office until his or her successor is appointed or until the earlier of his or her resignation or death.

6.11	Variation of Powers and Duties

The directors may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

6.12	Terms of Employment and Remuneration

The terms of employment and remuneration of all officers appointed by the board, including the chairman of the board, if any, and the president shall be determined from time to time by resolution of the board.  The fact that any officer or employee is a director or shareholder shall not disqualify him or her from receiving such remuneration as may be determined.

6.13	Conflict of Interest

An officer shall disclose his or her interest in any material contract or proposed material contract with the Company in accordance with section 7.04.

6.14	Vacancies

If the office of chairman, lead director, president, vice-president, corporate secretary, controller, treasurer, or any other office created by the directors pursuant to section 6.10 hereof shall be or become vacant by reason of death, resignation or in any other manner whatsoever, the directors shall in the case of the president or the corporate secretary and may in the case of any other officer appoint an officer to fill such vacancy.

6.15	Other Officers

The duties of all other officers of the Company shall be such as the terms of their engagement call for or the board requires of them.  Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board otherwise directs.

PART SEVEN
PROTECTION OF DIRECTORS AND OFFICERS

7.01	Limitation of Liability

Except as otherwise provided in the Act, no director or officer for the time being of the Company shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by the Company or for or on behalf of the Company, or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Company shall be placed out or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, including any person with whom or which any moneys, securities or effects shall be lodged or deposited, or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Company or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his or her office or in relation thereto, unless the same shall happen by or through his or her failure to exercise his or her powers and to discharge his or her duties honestly, in good faith with a view to the best interests of the Company, and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing in these by-laws shall relieve a director or officer from the duty to act in accordance with the Act and regulations made thereunder, or relieve him or her from liability for a breach thereof.  The directors for the time being of the Company shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Company, except such as shall have been submitted to and authorized or approved by the board of directors.

7.02	Indemnity

(a)
Subject to the provisions of paragraph (b) below, the Company shall, to the maximum extent permitted by law, indemnify a director or officer of the Company, a former director or officer of the Company, or another individual who acts or acted at the Company's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Company or other entity.

(b)	The indemnity provided under paragraph (a) above will only be applicable if the individual:

(i)
acted honestly and in good faith with a view to the best interests of the Company or other entity for which the individual acted as director or officer or in a similar capacity at the Company’s request, as the case may be;

(ii)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that the individual’s conduct was lawful; and

(iii)	was not judged by a court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done.

(c)
The Company shall advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in paragraph (a), provided that such individual shall repay the moneys so advanced if the individual does not fulfill the conditions of paragraph (b).

(d)
The provisions for indemnification contained in this by-law shall not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors or otherwise, both as to action in the individual's official capacity and as to action in another capacity, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and legal representatives of such a person.

7.03	Insurance

Subject to the Act, the Company may purchase and maintain insurance for the benefit of any person referred to in section 7.02 against any liability incurred by him or her in his or her capacity as a director or officer, or an individual acting in a similar capacity, of the Company or of another body corporate at the Company's request.

7.04	Conflict of Interest

A director or officer who is a party to, or who is a director or officer (or acting in a similar capacity) of or has a material interest in a party to, any material contract or transaction, whether made or proposed, with the Company shall disclose the nature and extent of his or her interest at the time and in the manner provided by the Act.  Any such contract or transaction shall be referred to the directors or shareholders for approval even if such contract is one that in the ordinary course of the Company's business would not require approval by the directors or shareholders, and a director interested in a contract so referred to the permitted board shall not vote on any resolution to approve the same, except as permitted by the Act.

7.05	Submission of Contracts or Transactions to Shareholders for Approval

The directors in their discretion may submit any contract, act or transaction for approval, ratification or confirmation at any annual meeting of the shareholders or at any special meeting of the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the Company's articles or any other by-law) shall be as valid and as binding upon the Company and upon all the shareholders as though it had been approved, ratified and/or confirmed by every shareholder of the Company.

PART EIGHT
SHARES

8.01	Issuance

Subject to the Act and the articles of the Company, the directors may from time to time issue, or grant options to purchase, the whole or any part of the authorized and unissued shares of the Company at such times and to such persons and for such consideration as the directors may determine, provided that no share shall be issued until it is fully paid as provided by the Act.

8.02	Commissions

The directors may from time to time authorize the Company to pay a reasonable commission to any person in consideration of such person purchasing or agreeing to purchase shares of the Company, whether from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.03	Transfer Agents and Registrars

The directors may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfers, but one person may be appointed both registrar and transfer agent.  The directors may at any time terminate any such appointment.

8.04	Share Certificates

Every holder of one or more shares of the Company shall be entitled, at his option, to a share certificate, or to a non-transferable written acknowledgement of his right to obtain a share certificate, stating the number and class or series of shares held by him or her as shown on the securities register.  Share certificates and acknowledgements of a shareholder's right to a share certificate shall be in such form as the directors shall from time to time approve.  Any share certificate shall be signed in accordance with section 2.04; it need not be under the corporate seal.  The signature of one of the signing officers may be printed or mechanically reproduced upon share certificates.  Every printed or mechanically reproduced signature shall for all purposes be deemed to be a signature binding upon the Company.  Unless the directors otherwise determine, certificates representing shares in respect of which a transfer agent or registrar, as the case may be, has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent or registrar.  In the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent or registrar, the signature of any signing officer may be printed or mechanically reproduced upon share certificates and every such printed or mechanically reproduced signature shall for all purposes be deemed to be a signature binding upon the Company.  Notwithstanding any change in the persons holding office between the time of signing and the issuance of any certificate, and notwithstanding that a person may not have held office at the date of issuance of such certificate, any such certificate so signed shall be valid and binding upon the Company.

8.05	Joint Shareholders

If two or more persons are registered as joint holders of any share, the Company shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them.  Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8.06	Deceased Shareholders

In the event of the death of a holder, or of one of the joint holders, of any share, the Company shall not be required to make any entry in the securities register in respect thereof or to make dividends or other payments in respect thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Company and its transfer agents.

8.07	Replacement of Share Certificates

The directors or any officer or agent designated by the directors may in their or his or her discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the directors, or any officer or agent designated by the directors, may from time to time prescribe, whether generally or in any particular case.

8.08	Lien for Indebtedness

If the articles provide that the Company shall have a lien on shares registered in the name of a shareholder indebted to the Company, such lien may be enforced, subject to the articles, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, may refuse to register a transfer of the whole or any part of such shares.

PART NINE
DIVIDENDS AND RIGHTS

9.01	Dividends

Subject to the Act, the directors may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Company.  Dividends may be paid in money or property or by issuing fully paid shares of the Company.

9.02	Dividend Cheques

A dividend payable in money shall be paid by either electronically by direct deposit or by cheque drawn on the Company's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and, if paid by cheque, mailed by prepaid ordinary mail to such registered holder at his or her recorded address, unless such holder otherwise directs.  In the case of joint holders any cheque issued shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address.  The mailing of such cheque as set out in this section, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Company is required to and does withhold.

9.03	Non-Receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as set out in section 9.02, the Company shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the directors may from time to time prescribe, whether generally or in any particular case.

9.04	Record Date for Dividends and Rights

The directors may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of right to subscribe for securities of the Company, as a record date for the determination of the persons entitled to receive payment for such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than 7 days before such record date in the manner provided in the Act.  If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Company shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the directors.

9.05	Unclaimed Dividends

Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Company.

PART TEN
MEETINGS OF SHAREHOLDERS

10.01	Annual Meetings

The annual meeting of shareholders shall be held on such day and at such time in each year and, subject to section 10.03, at such place as the directors, the chairman of the board or the chief executive officer may from time to time determine, in any event no later than the earlier of (i) six months after the end of each financial year of the Company and (ii) 15 months after the Company’s last annual meeting of shareholders, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

An annual meeting of shareholders may also be constituted as an annual and special meeting of shareholders to consider and transact any special business, which may be considered and transacted at a special meeting of shareholders.

10.02	Special Meetings

The directors shall have power to call a special meeting of shareholders at any time.

10.03	Place of Meetings

Subject to the Act, meetings of shareholders shall be held at the place within Canada that the directors determine. If the Company makes available a telephonic, electronic or other communication facility that permits all participants of a shareholders meeting to communicate adequately with each other during the meeting and otherwise complies with the Act, any person entitled to attend such meeting may participate by means of such communication facility in the manner prescribed by the Act, and any person participating in the meeting by such means is deemed to be present at the meeting.

10.04	Notice of Meetings

Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Part Eleven not less than 21 nor more than 60 days before the date of the meeting to each director, to the auditors and to each shareholder who at the close of business on the record date is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting.  Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and the auditors' report, election of directors and reappointment of incumbent auditors shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting.

10.05	List of Shareholders Entitled to Notice

For every meeting of shareholders, the Company shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting.  If a record date for the meeting is fixed pursuant to section 10.06, the shareholders listed shall be those registered at the close of business on such record date.  If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given, or where no such notice is given, the day on which the meeting is held.  The list shall be available for examination by any shareholder during usual business hours at the registered office of the Company or at the place where the central securities register is kept and at the meeting for which the list was prepared.

10.06	Record Date for Notice

The directors may fix in advance a record date, preceding the date of any meeting of shareholders by not more than 60 days and not less than 21 days, for the determination of the shareholders entitled to notice of the meeting, provided that notice of any such record date is given not less than seven days before such record date, in the manner provided in the Act.  If no record date is so fixed, the record date for the determination of the shareholders entitled to notice of the meeting shall be the close of business on the day immediately preceding the day on which the notice is given, or, if no notice is given, the day on which the meeting is held.

10.07	Meetings Held by Electronic Means

If the directors or shareholders of the Company call a meeting of shareholders pursuant to the Act, the directors may determine that the meeting shall be held, in accordance with the Act, entirely by means of a telephonic, electronic or other communications facility that permits all participants to communicate adequately with each other during the meeting.

10.08	Meetings without Notice

A meeting of shareholders may be held without notice at any time and place permitted by the Act (a) if all the shareholders entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy waive notice of or otherwise consent to such meeting being held, and (b) if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held, provided that such shareholders, auditors or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.  At such a meeting, any business may be transacted which the Company at a meeting of shareholders may transact.

10.09	Chairman, Corporate Secretary and Scrutineers

The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting:  chairman of the board, chief executive officer, president, lead director or a vice-president who is a shareholder.  If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman.  If the corporate secretary of the Company is absent, the chairman shall appoint some person, who need not be a shareholder, to act as corporate secretary of the meeting.  If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

10.10	Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Company and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting.  Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

10.11	Quorum

Subject to the Act, a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent shareholder so entitled, holding or representing in the aggregate not less than 25% of the issued and outstanding shares of the Company carrying voting rights at the meeting of shareholders.

10.12	Right to Vote

Subject to the provisions of the Act as to authorized representatives of any other body corporate or association, at any meeting of shareholders for which the Company has prepared the list referred to in paragraph 10.05, a shareholder whose name appears on such list is entitled to vote the shares shown opposite his name at the meeting to which the list relates. At any meeting of shareholders for which the Company has not prepared the list referred to in paragraph 10.05, every person shall be entitled to vote at the meeting who at the time is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting. The persons entitled to vote at any meeting of shareholders shall be the persons entitled to vote in accordance with the Act.

10.13	Proxyholders and Representatives

Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, to attend and act as his or her representative at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy.  A proxy shall be in writing executed by the shareholder or his or her attorney and shall conform with the requirements of the Act.  Alternatively, every such shareholder which is a body corporate or association may authorize by resolution of its directors or governing body an individual to represent it at a meeting of shareholders and such individual may exercise on the shareholder's behalf all the powers it could exercise if it were an individual shareholder.  The authority of such an individual shall be established by depositing with the Company a certified copy of such resolution, or in such other manner as may be satisfactory to the corporate secretary of the Company or the chairman of the meeting.  Any such proxyholder or representative need not be a shareholder.

10.14	Time for Deposit of Proxies

The directors may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited.  A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Company or an agent thereof specified in such notice or, if no such time is specified in such notice, it has been received by the corporate secretary of the Company or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

10.15	Joint Shareholders

If two or more persons hold shares jointly, any of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy, they shall vote together as one on the shares jointly held by them.

10.16	Votes to Govern

At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by the majority of the votes cast on the question.  In case of an equality of votes either upon a show of hand or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

10.17	Show of Hands

Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands, which may include such other indication of a vote made by means of the telephonic, electronic or other communication facility, if any, made available by the Company for that purpose, unless a ballot thereon is required or demanded as provided in section 10.18.  Upon a show of hands, every person who is present, in person or by means of the telephonic, electronic or other communications facility, if any that the Company has made available for such purpose, and entitled to vote shall have one vote.  Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.  For the purpose of this section, if at any meeting the Company has made available to shareholders the means to vote electronically, any vote made electronically shall be included in tallying any votes by show of hands.

10.18	Ballots

On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chairman may require a ballot or any person who is present and entitled to vote at the meeting may require or demand a ballot.  A ballot so required or demanded shall be taken in such manner as the chairman shall direct.  A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot.  If a ballot is taken each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

10.19	Adjournment

The chairman at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place.  If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned.  Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

10.20	Resolution in Writing

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditors in accordance with the Act.

PART ELEVEN
NOTICES

11.01	Method of Giving Notices

Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the directors shall be sufficiently given if delivered personally to the person to whom it is to be given; delivered to the recorded address of the person; mailed to the person’s recorded address by prepaid or ordinary or air mail; sent to the person’s recorded address by any means of prepaid transmitted or recorded communication; or an electronic document is provided in accordance with Part Twelve of this by-law.

A notice delivered as set out in this section is deemed to have been given when it is delivered personally or to the recorded address; a notice mailed as set out in this section shall be deemed to have been given when deposited in a post office or public letter box; and a notice sent by means of transmitted or recorded communication as set out in this section is deemed to have been dispatched or delivered to the appropriate communication company or agency or its representative for dispatch; and a notice sent by electronic means as set out in this section and Part Twelve shall be deemed to have been given upon receipt of reasonable confirmation of transmission to the designated information system indicated by the person entitled to receive such notice. The corporate secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the directors in accordance with any information believed by him or her to be reliable.

11.02	Signature to Notices

The signature of any director or officer of the Company to any notice or document to be given by the Company may be written, stamped, mechanically reproduced or electronically reproduced in whole or in part.

11.03	Proof of Service

With respect to every notice sent by post it is sufficient to prove that the envelope or wrapper continuing the notice or other document was properly addressed as provided in this by-law and put into a post office or into a letter box.  With respect to every notice or other document sent as an electronic document it is sufficient to prove that the electronic document was properly addressed to the designated information system as provided in this by-law and sent by electronic means.  A certificate of the chairman of the board, the chief executive officer, the president, a vice-president, the corporate secretary, the treasurer or the controller or of any other officer of the Company in office at the time of the making of the certificate or of a transfer officer of any transfer agent or branch transfer agent of shares of any class of the Company as to the facts in relation to the mailing or delivery of any notice or other document to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Company as the case may be.

11.04	Notice to Joint Shareholders

If two or more persons are registered as joint holders of any share, any notice may be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

11.05	Computation of Time

In computing the date when notice must be given under any provision requiring a specified number of days notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

11.06	Undelivered Notices

If any notice given to a shareholder pursuant to section 11.01 is returned on three consecutive occasions because he or she cannot be found, the Company shall not be required to give any further notices to such shareholder until he or she informs the Company in writing of his or her new address.

11.07	Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

11.08	Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder through whom he or she derives his or her title to such share prior to his or her name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he or she became so entitled) and prior to his or her furnishing to the Company the proof of authority or evidence of his or her entitlement prescribed by the Act.

11.09	Waiver of Notice

Any shareholder, proxyholder, representative, director, officer, auditor, member of a committee of the board or other person entitled to attend a meeting of shareholders may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him or her or to the shareholder whom the proxyholder or representative represents under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement, whether given before or after the meeting or other event for which notice is required to be given shall cure any default in the giving or in the time of such notice, as the case may be.  Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board which may be given in any manner.

PART TWELVE
ELECTRONIC DOCUMENTS

12.01	Creation and Provision of Information

Unless the Company’s articles provide otherwise, and subject to and in accordance with the Act, the Company may satisfy any requirement of the Act to create or provide a notice, document or other information to any person by the creation or provision of an electronic document.  Except as provided in the Act, “electronic document” means any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means that can be read or perceived by a person by any means.

PART THIRTEEN
EFFECTIVE DATE

13.01	Effective Date

This by-law shall come into force upon being passed by the directors in accordance with the Act.

MADE by the board the < * > day of < * >, 2011.

WITNESS the seal of the Company.

AVALON RARE METALS INC.

Amended Management Discussion and Analysis of Financial Statements

 For the year ended August 31, 2010

This Management Discussion and Analysis (“MDA”) of Avalon Rare Metals Inc. (the "Company" or “Avalon”) provides analysis of the Company's financial results for the year ended August 31, 2010.  The following information should be read in conjunction with the accompanying audited financial statements and the related notes thereto.  Unless otherwise noted, all currency amounts included in the MDA are stated in Canadian dollars.

This MDA includes certain statements that may be deemed "forward-looking statements".  All statements in this discussion, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that the actual results or developments may differ materially from those projected in the forward-looking statements.  This report is prepared as of November 22, 2010.

Nature of Business and Overall Performance

Avalon is a Canadian mineral exploration and development company that is listed on the Toronto Stock Exchange in Canada and on the OTCQX International Market in the United States.  In addition, the Company has applied to the NYSE Regulation, Inc. to have its common shares listed on the American Stock Exchange (“NYSE Amex”) in New York, USA.  It is expected that this process will take 4 - 6 weeks from the date of application.

  The Company seeks to build shareholder value by becoming a diversified producer and marketer of rare metals and minerals and expanding the markets for its mineral products.  The technical information included in this MD&A unless otherwise stated, has been reviewed by Donald S. Bubar, P. Geo., President of the Company and Dr. William Mercer, P. Geo., Vice-President, Exploration of the Company.  Mr. Bubar and Dr. Mercer both are Qualified Persons under National Instrument 43-101.

Avalon operates exclusively in Canada with a primary focus on the rare earth elements (“REE”), and other rare metals and minerals including tin, lithium, tantalum, niobium, cesium, indium, gallium, zirconium and calcium feldspar.  By definition, REE are the lanthanide series of elements (atomic numbers 57 - 71), whereas the term “rare metals” is a more general “umbrella” term that includes the REE as well as other rare metals including those named above.

The Company is in the process of exploring or developing three of its six mineral resource properties.  All active projects (Thor Lake, Separation Rapids, and East Kemptville) are rare minerals or rare metals properties that are at an advanced stage with identified reserves and/or mineral resources that are potentially economic, provided that sales contracts with customers can be secured and project financing arranged.  Thor Lake is the Company’s top priority and most advanced project.

The results of a positive Prefeasibility Study (‘PFS”) on the development potential of the Nechalacho REE deposit on the Thor Lake project were announced on June 21, 2010. A technical report was filed on July 27, 2010, that was subsequently amended and re-filed in September, 2010 in conjunction with a prospectus filing. The latest updated NI 43-101 compliant resource estimate for the deposit was disclosed on September 8, 2010 and current work is now focussed on producing a bankable feasibility study which is targeted for completion in 2012.

Avalon has adopted the Principles and Guidelines for Responsible Exploration being developed by the Prospectors and Developers Association of Canada (“PDAC”), as a policy of the Company and made Corporate Social Responsibility (“CSR”) a Company priority.  Avalon applies these principles throughout its operations, particularly with respect to its environmental and community engagement practice on the Thor Lake project.

Industrial demand for the rare metals is growing due to their importance in an expanding array of applications in technology related to energy efficiency and a cleaner environment.  Rare metals supplies are constrained, especially for the rare earth elements where China provides approximately 95% of the world’s primary supply.  Recent policy directives announced by the Chinese government are dictating reductions in exports of unprocessed rare earth elements leading to concern about security of supply in major REE consuming countries such as Japan and the United States.  Media coverage and independent analyst commentary of this issue has stimulated considerable interest in REE amongst investors, leading to increased trading activity in the Company’s shares and new equity financing opportunities.

Subsequent to the year ended August 31, 2010, the Company completed a short form prospectus offering and issued 9,240,000 units at a price of $3.25 per unit for gross proceeds of $30,030,000 (as more fully described later on under “Subsequent Events”) and, as of this date, remains well-funded to continue advancing its priority projects.

Selected Annual Information

The following selected financial data for each of the three most recently completed fiscal years are derived from the audited annual financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

For the Years Ending August 31,	2010	2009	2008
	$	$	$
Net revenues	80,557	159,982	357,539
Loss before discontinued operations and extraordinary items	4,099,300	2,954,919	1,391,581
Loss before discontinued operations and extraordinary items, per share basic and fully diluted	0.05	0.04	0.02
Net loss	4,099,300	2,954,919	1,391,581
Net loss, per share basic and fully diluted	0.05	0.04	0.02
Total assets	41,526,715	26,521,264	24,384,590
Total long term liabilities	-	-	-
Cash dividends	-	-	-

The Company has recorded losses in each of its three most recently completed fiscal years and expects to continue to record losses until such time as an economic resource is identified, developed and brought into profitable commercial operation on one or more of the Company’s properties or otherwise disposed of at a profit.  Since the Company has no revenue from operations, annual operating losses typically represent the sum of business expenses plus any write-offs of mineral properties abandoned during the period.  The Company expects to continue to increase its level of business activity in coming years and consequently investors should anticipate that the Company’s annual operating losses will also increase until a new operation is brought into production or disposed of at a profit.

Results of Operations

Exploration and Development Activities

Resource property expenditures for the year ended August 31, 2010 totalled $13,051,666, an 83% increase over the level of expenditures in the previous fiscal year ($7,136,337).  Most of these expenditures were incurred on the Thor Lake project (95%) with the balance primarily being incurred on the East Kemptville project, in Nova Scotia.  No properties were abandoned during the year ended August 31, 2010 and no expenditures were written off.

Resource property expenditures for the three months ended August 31, 2010 totalled $3,643,336, a 56% increase over the level of expenditures in the comparable period of the previous fiscal year ($2,339,416).  This increase was primarily caused by increased level of activities including drilling, pre-feasibility study, environmental and permitting, metallurgical, engineering and community consultation work at Thor Lake.

Thor Lake

The Thor Lake Rare Metals Project ("Thor Lake") is located in the Mackenzie Mining District of the Northwest Territories (“NWT”), about five kilometres north of the Hearne Channel of Great Slave Lake and approximately 100 kilometres southeast of the city of Yellowknife.  The property is situated in an area referred to as the Akaitcho Territory, an area which is subject to a comprehensive native land claim negotiation involving several communities including the four directly impacted by the project; Yellowknives Dene (Ndilo and Dettah), Lutsel K’e and Deninu Kue.

The property is comprised of five contiguous mining leases totalling 10,449 acres (4,249 hectares) and three claims totalling 4,597 acres (1,869 hectares), the latter staked in 2009 to cover favourable geology to the west of the mining leases.  The property is subject to two underlying royalty agreements entitling the royalty holders to a cumulative 5.5% Net Smelter Returns Royalty, of which 2.5% can be bought back at the principal amount of $150,000 compounded annually at the average Canadian prime rate from May 2, 1982 to the buyback date (as at August 31, 2010, this amounts to approximately $1.2 million). Since acquiring the property in 2005, Avalon has concentrated its exploration efforts on the largest known mineralized zone on the property, formerly known as the Lake Zone, renamed the Nechalacho REE Deposit (“Nechalacho deposit”) by the Yellowknives Dene First Nation (“YKDFN”) in September 2009.

Expenditures during the year ended August 31 totalled $12,449,801.  Of this, approximately 63% was spent on drilling and geological work in support of the drilling program, 13% on pre-feasibility study, 8% on environmental studies and permitting work, 13% on metallurgical and market studies, with the balance funding community consultation work and annual lease payments.

Expenditures during the three months ended August 31 totalled $3,618,259.  Of this, approximately 70% was spent on drilling and geological work in support of the drilling program, 11% on pre-feasibility study, 6% on environmental studies and permitting work, 11% on metallurgical and market studies, with the balance funding community consultation work.  Most of the drilling done in 2009 and to date in 2010 was with the objective of better defining the Nechalacho deposit, identifying the highest grade parts of the deposit, reducing the average hole spacing to allow reclassification of more of the resource from the Inferred to the Indicated level of confidence and collecting sample material for pilot plant work.  The addition of a second rig in 2010 is for condemnation drilling around areas proposed for site infrastructure, step-out exploration holes, hydrology and geomechanical test work.

Metallurgical studies are ongoing to define the most efficient process for recovery of the REE. The flotation process testwork was advanced to the mini-pilot plant stage with a 4-5 tonne bulk sample now being tested at a test facility in Sudbury, ON with the technical support of SGS Canada Ltd. (“SGS”). Next steps are to provide enough concentrate to begin pilot plant test work on the hydrometallurgical flowsheet. The Company is also studying the merits and cost for establishing a separation plant in North America, and received a study on this subsequent to year-end.

Community engagement and consultation continues to be carried out with the objective of developing partnerships with the local Aboriginal communities.  Positive steps have been taken with finalizing a Memorandum of Understanding (“MOU”) with Avalon’s participating First Nations which will lay the ground work for a working impact and benefits agreement for future operations.  Avalon is currently working with its Aboriginal partners to obtain Traditional Knowledge from community elders for use in Avalon’s Environmental Assessment Process.

Nechalacho Deposit Drilling

Since July 2007 Avalon has completed over 59,000 metres of drilling on the Nechalacho deposit. The 2010 summer drilling program concluded in October and included 16,188 metres in 63 drill holes.  As at the date of this report, drilling had resumed at the site with one drill operating and the second drill set to resume operations later in July.  A similar amount of drilling is planned for the summer program.  Annual drilling program totals completed since July, 2007 are summarized in the Table below (as of October 31, 2010):

Calendar Year	Holes	Metres
2007	16	2,551
2008	74	14,280
2009 winter	26	5,474
2009 summer	44	9,123
2010 winter	43	11,398
2010 summer (to Oct. 31)	63	16,188
Total to date	266	59,014

Scott Wilson RPA Resource Estimate

A resource estimate was prepared by independent consultant Scott Wilson RPA as part of the pre-feasibility study. New estimates on operating costs and revenues resulted in the determination of a lower economic cut-off grade which, along with the re-classification of some Inferred Resources as Indicated, resulted in a significant expansion of the total Indicated and Inferred Resources in the deposit. Additions to the Indicated Resources in the high-grade Basal Zone significantly benefited the mine development plan.

As a result of the application of a lower cut-off grade, Indicated Mineral Resources for the Basal Zone reported by Scott Wilson RPA for the Technical Report were increased to 14.4 million tonnes of 1.82% TREO and including 0.40% HREO. The overall Inferred Mineral Resources for both Basal and Upper Zones also increased to 175.93 million tonnes of 1.43% TREO including 0.21% HREO.

The NI 43-101 compliant resources as currently established by Scott Wilson RPA, from all the drilling completed up to the end of 2009, are summarized in the table below.

INDICATED	Tonnes (millions)	% TREO	% HREO	% ZrO2	% Nb2O5	ppm Ga2O3	ppm Ta2O5
Upper Zone	6.89	1.45	0.17	1.86	0.286	175	194
Basal Zone	14.48	1.82	0.40	3.38	0.437	144	430
INFERRED	Tonnes (millions)	% TREO	% HREO	% ZrO2	% Nb2O5	ppm Ga2O3	ppm Ta2O5
Upper Zone	99.06	1.29	0.12	2.44	0.364	172	210
Basal Zone	76.87	1.60	0.33	3.14	0.443	134	413
Total Inferred	175.93	1.43	0.21	2.74	0.399	155	298

Notes:
(1)	Canadian Institute of Mining (“CIM”) definitions were followed for Mineral Resources.
(2)
Mineral Resources estimates are based on the following price assumptions: US$21.94/kg TREO (based on the typical distribution of the individual REE in the Basal Zone), US$3.76/kg zirconium oxide (ZrO2), US$45/kg niobium oxide (Nb2O5), US$275/kg gallium oxide (Ga2O3), and US$130/kg tantalum oxide (Ta2O5).

(3)	An exchange rate of C$1.11/US$1.00 was used.
(4)	Mineral Resources are estimated using a NMR cut-off value of C$260/tonne.
(5)	A minimum mining width of five metres was used.
(6)	Resource densities in the block model are interpolated values averaging 2.87 t/m3. Density is estimated from 7,622 density measurements on drill core completed by Avalon.
(7)	Indicated Mineral Resources are inclusive of Mineral Reserves.
(8)	Totals may differ from sum or weighted sum of numbers due to rounding.
(9)
The resources are estimated based on assays of 155 drill holes drilled by Avalon through the end of 2009 plus re-assay by Avalon of core from six historic drill holes. Drill results from the winter 2010 program are not included.

(10)
The sampling protocols as applied by Avalon were reported in detail in the Company’s press release of May 12, 2010 which is available on the Company’s website www.avalonraremetals.com or on its SEDAR profile at www.sedar.com.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Mineral Reserve Estimate

A Mineral Reserve estimate for the Thor Lake project has been prepared by Scott Wilson RPA.  The Mineral Reserve is based upon underground mining of the Nechalacho Deposit. The Mineral Reserves were all converted from Mineral Resources and no Inferred Mineral Resources were converted to Mineral Reserves.  Where inferred mineral resources are included within the stope boundaries of the mine plan the material has been treated as dilution.

	Tonnes (millions)	%TREO	% HREO	% ZrO2	% Nb2O5	% Ta2O5
Probable Reserves
Basal Zone	12.01	1.70	0.38	3.16	0.41	0.041
Total Probable Reserves	12.01	1.70	0.38	3.16	0.41	0.041

Notes:
(1)	CIM definitions were followed for Mineral Reserves.
(2)
Mineral Reserves are estimated using price forecasts for 2014 for rare earth oxides (US$21.94/kg average), zirconium oxide (US$3.76/kg), tantalum oxide (US$130/kg) and niobium oxide (US$45/kg), which are significantly above current prices.

(3)	HREO grade comprises Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, and Lu2O3. TREO grade comprises all HREO and La2O3, Ce2O3, Nd2O3, Pr2O3, and Sm2O3.
(4)	An exchange rate of C$1.11/US$1 was used.
(5)	Mineral Reserves are estimated using a Net Metal Return (NMR cut-off value of C$260/tonne.
(6)	A minimum mining width of five metres was used.
(7)	Totals may differ from weighted sum of numbers due to rounding.
(8)	Reserves include dilution.

Pre-feasibility Study

Avalon announced the results of the PFS on the Nechalacho deposit (the “Project”) in a news release dated June 21, 2010.  The PFS was completed by independent consultants Scott Wilson RPA.  The results demonstrate with a high degree of confidence that the project development model as presently conceived is technically feasible and will provide satisfactory returns on invested capital with acceptable risk.  The completed technical report was posted on SEDAR  July 29, 2010 with a subsequent amended version posted September 21, 2010.

The PFS covers all aspects of project development, including mining, mineral concentration, hydrometallurgical processing and all related infrastructure.  Scott Wilson RPA developed a financial model from first principle capital quotations, estimates from suppliers, manufacturers, contractors and experience based on similar operations in Canada and abroad.  The resulting discounted cash flow (“DCF”) analysis summarized below shows a positive internal rate of return (“IRR”) and a positive net present value (“NPV”) by applying a range of discount rates on both a pre-tax and after-tax basis.  The net cash flow is based on an 18 year operating schedule.  The CAD/USD exchange rate was assumed to be CAD$1.00 = USD$0.90.  The financial model assumes 100% equity financing, although the Company plans to pursue various financing options upon completion of a bankable feasibility study.

Financial Analysis	Pre-Tax	After-Tax
IRR	14%	12%
Net Cash Flow	$2.1 billion	$1.5 billion
NPV @ 5%	$826 million	$540 million
NPV @ 8%	$428 million	$236 million
NPV @ 10%	$246 million	$97 million

Total Project construction capital costs inclusive of a 22% contingency were estimated at $899.7 million.  Of the total capital costs, the mine, mill and hydrometallurgical plant capital comprises $589.3 million while the remaining costs include contingency, sustaining capital, reclamation and Engineering, Procurement, Construction and Management (“EPCM”).  Average operating costs over the 18 year life of the Project are estimated to average $267 per tonne of ore mined or $5.93 per kilogram of product.  Combined recoveries of TREO, ZrO₂, Nb₂O₅ and Ta₂O₅ are 84.6% from the flotation plant and 90% from the hydrometallurgical plant.  All four products will be concentrated together and are only isolated into individual products in the final stages of the hydrometallurgical process and therefore, their recovery costs have been aggregated.

Expected revenues are based on the following average price assumptions in USD per kilogram: TREO = $21.94, ZrO₂ = $3.77, Nb₂O₅ = $45.00, Ta₂O₅ = $130.00.  The price assumption for TREO was based on reported FOB China prices for separated oxides discounted by an average of 38% to account for the cost of separation. Some of the price assumptions used for individual rare earth oxides were roughly 30% higher than May, 2010 prices, based on independent third-party long term price forecasts. Prices for many of the rare earth oxides increased substantially in July and August 2010 following the announcement of sharp reductions in export quotas by China.

Financial analyses prepared for pre-feasibility studies are designed to determine if, after applying conservative assumptions on costs and revenues, the project stands up as an economically viable development opportunity. In this regard, management is pleased that, despite a higher capital cost estimate than previously anticipated, the DCF analysis yielded positive results.  Sensitivity analyses demonstrate that profitability is most sensitive to total revenue, exchange rate, operating costs and the metals prices.  Management has already identified many opportunities for optimization of the Project that could result in significantly enhanced economics.

Metallurgical Process Development and Product Marketing

Metallurgical process development work continued during the quarter with most of the effort being directed toward the hydrometallurgical process.  This work was conducted at the SGS laboratory in Lakefield, Ontario, under the supervision of J. R. Goode, P. Eng., Consulting Metallurgist.  The metallurgical work completed during the quarter defined the process flowsheet to a sufficient level of detail for the purpose of the PFS.

Next steps involve pilot plant work to prove both the flotation process and the hydrometallurgical process at a scale required for bankable feasibility study purposes.  Confirmatory flotation testwork is already underway at a test facility in Sudbury, Ontario, with a view toward initiating pilot plant work later this fall.  Once this work has been completed and sufficient mineral concentrate produced, pilot scale evaluation of the hydrometallurgical process flowsheet will be initiated in the second quarter in 2011.

At the presently contemplated full mine production rate of 2,000 tonnes per day, the hydrometallurgical facility will have an annual output averaging close to 10,000 tonnes TREO as a mixed oxide product, plus by-product production of 18,000 tonnes ZrO2, 1,700 tonnes Nb2O5 and 100 tonnes Ta2O5.  Estimated rates of recovery for each of these products are as follows:

Product	Flotation Plant Recoveries	HydroMet Plant Recoveries
TREO	79.5%	93.0%
Zirconium (ZrO₂)	89.7%	90.0%
Niobium (Nb₂O₅)	68.9%	80.0%
Tantalum (Ta₂O₅)	63.0%	50.0%
Combined Recovery	84.6%	90.0%

Gallium may also be recovered at a later stage. At the prices assumed for this PFS, the rare earths represent 56% of the anticipated total project revenues while niobium, zirconium and tantalum represent 44%.  Niobium and zirconium make up about 20% each and tantalum represents approximately 3% of total project revenues.

The pricing model for the REE used in the PFS takes into account forecasts of decreasing supply available outside China and increased demand as well as the nature of the mixed REE product that will be produced by the hydrometallurgical facility.  The methodology used for developing REE price assumptions for the PFS involved first calculating a “representative” price for individual rare earth oxides in China, then estimating future price appreciation inside China to 2014 from various price forecasts.  Then a 2014 “outside China” price was estimated by including a portion of the VAT and tariffs currently applied to exported product.  Finally, a formula was created to link concentrate pricing to prices for individual rare earth oxides resulting in an average price assumption of US$21.94/kg TREO for Avalon’s mixed total rare earth oxide concentrate.

The model assumes that Avalon’s concentrate will be sold or toll-processed at one or more separation plants outside China which will be established before 2014.  For the bankable feasibility study Avalon will evaluate if it should participate in the establishment of such a separation plant outside of China. Product sales volumes used in the PFS were supported by letters of interest from two potential customers.  For the bankable feasibility study, Avalon anticipates having product off-take arrangements in place.

With a positive PFS now in hand, the Company plans to immediately accelerate its product sales and marketing efforts.  This effort will be led by Mr. Pierre Neatby, who has served the Company since February 2010 as an external consultant to develop the market study for the PFS, and has now joined the Company as Vice-President, Sales and Marketing, effective July 1, 2010. Working with Ian London, P.Eng., Market Development and Energy consultant, Mr. Neatby will be developing a proactive marketing plan including continued participation in various industry conferences with the overall objective of building relationships with potential future customers for the mineral products and identifying strategic partners for the further processing (separation) of the mixed REE chemical concentrates.

Rare Earth Separation Plant

Subsequent to year end, Avalon received a study completed at a budgeted cost of $100,000, for the construction of a rare earth separation plant in North America. The purpose of this study was to determine the cost of establishing such a facility in Canada for discussion purposes with potential partners. The authors of the study concluded that a separation plant with a design capacity of 25,000 tonnes per annum of TREO, and assuming an arbitrary location in southern Ontario, would cost an estimated $346 million, with a level of accuracy of +/- 35%.

This plant capacity is intended to handle the presently contemplated production of 10,000 t/a from Nechalacho, any future Avalon production increases, and process material from other potential future producers, especially those producing chemical precipitates rich in the heavy rare earths.

Key site selection criteria include proximity to transportation infrastructure, and proximity to suppliers of the principal reagents required which include hydrochloric acid and caustic soda. The delivered cost of these reagents accounts for most of the plant’s total estimated operating cost. A number of possible sites in North America meeting these criteria have been identified by Avalon and additional sites will be considered in other parts of the world as a part of feasibility study work.

Site Development Work

Site development being carried out under the overall direction of David Swisher, Vice-President Operations, includes historic reclamation cleanup, environmental baseline studies, mine planning, all season airstrip construction, tailings disposal site evaluation, groundwater hydrology evaluations, underground rock mechanic testing and establishing additional camp facilities by re-furbishing three of the trailers that were left at the site from historic operations in the 1980’s.

During the quarter ended August 31, 2010, the Company completed the construction of an airstrip at the site for the total costs of $523,242 to facilitate year-round access by wheel-equipped aircraft.  This work was contracted to Deton Cho Logistics, a business owned by the YKDFN.

Trade-off studies on power generation and hydrometallurgical plant site alternatives were carried out during the quarter revealing that substantial costs savings can be achieved compared to the cost forecasts used in the PFS.  In particular, locating the hydrometallurgical facility in an industrial location south of the NWT would likely result in savings in transport costs for reagents and power costs to run the facility, though it may be possible to optimize the current development using local alternatives. Considerable potential exists to reduce power costs through the increased use of renewable energy alternatives and greater availability of locally-generated hydro-power.

Community, Environment, Health and Safety, Permitting

During the three months ended August 31, 2010 and subsequent to the end of the quarter, the Company continued its community consultation program in Lutselk’e, Fort Resolution (Deninu Kue First Nation and Fort Resolution Metis Council), Yellowknife (YKDFN and North Slave Metis Association) and Hay River (Katlodeeche First Nation and Hay River Metis Council). Continuing community consultation is focused on development of partnerships and facilitating employment and business opportunities for First Nations members.

A draft MOU has been prepared and delivered to local Aboriginal groups for consideration.  The MOU outlines the proposed contents for a participation arrangement and an impact and benefit agreement with First Nations and the basic principles under which the parties will work together to advance the project in a co-operative, timely, yet environmentally and socially responsible way.  Initial meetings to discuss the draft MOU were held during the nine months ended August 31, 2010 in Yellowknife, Lutsel K’e and Fort Resolution and follow-up discussions are on going.

The Company seeks to create business opportunities for First Nations through its on-going field programs.  The major air charter and expediting suppliers are partially Aboriginal-owned through joint ventures.  Recently, the drilling company, Foraco, has completed a joint venture agreement with Deton Cho Corporation (“Deton Cho”), the business arm of the Yellowknives Dene, such that the second drill at site is operated under a joint venture between Foraco and Deton Cho.  Deton Cho was also contracted to construct the now-completed airstrip at Thor Lake which will allow activities to continue through freeze up and spring thaw.  Avalon’s current environmental baseline work is being completed by Stantec (Jacques Whitford) which recently finalized a business joint venture with Deton Cho and EBA Engineering, also responsible for certain aspects of the environmental permitting process.

At least 40% of individuals employed at site are Aboriginal.  Two to three driller helper trainees from the 2009 training course for Aboriginal people have been employed at the site at any one time, and one of the graduates has now obtained full-time employment status with Foraco.

The Company has placed a high priority on its performance with respect to health and safety at Thor Lake.  During the nine months ended August 31, 2010, there has been one lost time accident at the project which occurred in March 2010 when a worker employed by a contractor strained his back lifting heavy items.

There have been a number of Land Use inspections during the period by the Indian and Northern Affairs Land Use inspector, with no significant issues to report.  All land use inspection reports have been filed on the Company’s website in the CSR/Sustainability section.

On April 23, 2010, Avalon filed a detailed Project Description Report (“PDR”) with the Mackenzie Valley Land and Water Board (“MVLWB”) as the first step in its application for a Type A Land Use Permit and Type A Water License. On May 4, 2010, the MVLWB notified Avalon that the application had been accepted and that the MVLWB would be proceeding with a pre-screening process, anticipated to take 30 days, at which time the application may be referred  to the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”). On June 11, 2010, the Company was advised by MVEIRB that, as expected, the permit application would be referred for environmental impact assessment and work required to complete this assessment has already been initiated.  As of October 26, 2010, scoping sessions have been completed in the communities of Yellowknife, Dettah, Lutsel K’e, Fort Resolution and Hay River.  Avalon is now awaiting MVIERB’s Terms of Reference (“ToR”) which will serve as the basis for the developers assessment report required for the assessment process.

Avalon Updated Resource Estimate

The June 2010 resource estimate completed by Scott Wilson RPA did not include the 2010 winter drill program which focused, in part, on testing a new area of interest in the Basal Zone referred to as West Long Lake, located at the westerly quarter of Long Lake, and the areas immediately to the north and south. Avalon’s Senior Resource Geologist, Finley Bakker, P. Geo. completed an estimate of the resources defined in that area from the winter drilling in that area which was disclosed on September 8, 2010.

The winter drilling increased the Indicated Mineral Resources in the key Basal Zone part of the deposit by 40% with an additional 5.97 million tonnes grading 1.57% TREO with 25.5% HREO/TREO, using the same $260 net metal return (“NMR”) cut-off grade applied in the previous resource estimate reported on June 14, 2010. Combined with the previously announced NI 43-101 compliant Indicated Resources defined in the area referred to as Tardiff Lakes, the total Indicated Mineral Resources in the Basal Zone now stands at 20.45 million tonnes grading 1.75% TREO with 23% HREO/TREO.

Further, the Basal Zone in the West Long Lake area contains a high grade sub-zone defined by applying a higher cut-off grade at $600. This yields 1.87 million tonnes grading 2.19% TREO, with 28.8% HREO/TREO, 4.29% zirconium oxide, 0.50% niobium oxide and 0.06% tantalum oxide, representing 30% of the total Indicated Resources in the West Long Lake area. Further additions to this high grade sub-zone are anticipated from the 2010 summer drilling program on the land-accessible north extension of this zone.

The resources are summarized in the following table.  Note that a portion of the existing Inferred Resources was converted to the Indicated category, meaning that the total increase in resources includes deduction for that overlap. The estimation parameters were essentially identical to those utilized by Scott Wilson RPA in June 2010.

INDICATED		Tonnes (Millions)	TREO %	Undiluted Grades		ZrO2%	Nb2O5%	Ta2O5 ppm	Ga2O3 ppm
				HREO %	HREO / TREO %
Basal	Tardiff Lake	14.48	1.82	0.40	22	3.38	0.44	430	144
	West Long Lake	5.97	1.57	0.40	25	3.06	0.39	436	127
Total		20.45	1.75	0.40	23	3.29	0.42	432	139
Upper	Tardiff Lake	6.89	1.45	0.17	12	1.86	0.29	194	175
	West Long Lake	3.09	1.40	0.15	11	2.17	0.27	192	156
Total		9.98	1.43	0.16	11	1.95	0.28	193	169
Grand Total		30.43	1.64	0.32	20	2.85	0.38	353	149

INFERRED		Tonnes (Millions)	TREO %	Undiluted Grades		ZrO2%	Nb2O5%	Ta2O5 ppm	Ga2O3 ppm
				HREO %	HREO / TREO %
Basal	Nechalacho	76.87	1.60	0.33	21	3.14	0.44	413	134
	Overlap	(15.85)	1.60	0.33	21	3.14	0.44	413	134
	West Long Lake	23.16	1.33	0.25	18	2.79	0.40	397	122
Total		84.18	1.53	0.31	20	3.04	0.43	409	131
Upper	Nechalacho	99.06	1.29	0.12	9	2.44	0.36	210	172
	Overlap	(8.26)	1.29	0.12	9	2.44	0.36	210	172
	West Long Lake	7.58	1.31	0.12	9	2.03	0.27	165	163
Total		98.38	1.29	0.12	9	2.41	0.36	207	171
Grand Total		182.56	1.40	0.21	15	2.70	0.39	300	153

Notes:
(1)	“Tardiff Lakes” refers to Indicated Resources estimated by Hudgtec and Scott Wilson RPA released on June 14, 2010 and further detailed in the Technical Report.
(2)	“West Long Lake” refers to the updated resource estimate prepared by Avalon’s Senior Resource Geologist Finley Bakker, P.Geo. and presented in the press release dated September 8, 2010.
(3)
“Overlap” refers to that portion of the West Long Lake area Inferred Resources that overlap with the previous Nechalacho Inferred Resource estimates and deducted from the totals. There was no overlap in the Indicated Resource volumes.

(4)	“Nechalacho” in the Inferred Resource table refers to the Inferred Resources for each of the Upper and Basal Zones of the Nechalacho Deposit reported on June 14, 2010.
(5)	Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Future Plans

With the completion of the PFS on the Nechalacho deposit, the Company’s priorities on the project now shift to completing all the work required for a bankable feasibility study.  The Company is planning to hire additional staff so that much of this work can be completed in-house and with the overall objective of building a qualified operating team for project development and ultimately production.  Additional development work at site either planned or in progress for the property includes:

•
Continue exploration drilling at the Nechalacho Deposit to define the new areas of mineralization and definition drilling to better define continuity, increase the confidence level on resources and obtain a bulk sample for pilot plant work.

•	Review of the stoping sequence and stoping plans to determine whether further increases in the feed grades in the early years are obtainable.
•	Incorporate additional indicated Resources into the mine plan as they become available.
•	Investigate higher production rate scenarios.
•	Pilot plant work for optimization of mass pull (affecting concentrate handling costs) vs. recovery (affecting revenue) for the concentrator should be carried out at the Feasibility stage.
•
Continue testwork to optimize the mineral cracking process, to fully define the process for the recovery of values from the flotation concentrate, followed by pilot plant trials of the hydrometallurgical flowsheet in 2011.

•
Conduct a trade-off study for site location of the hydrometallurgical plant due to the Thor Lake Project incurring an economic disadvantage by assuming a northern location for the hydrometallurgical plant.

•	Review availability of grid power for both site locations as the Thor Lake Project is advanced.

Costs to complete the bankable feasibility study are estimated to be approximately $43 million, of which approximately $3 million has been incurred to date.

Separation Rapids

During the year ended August 31, 2010, the Company incurred $23,023 in expenditures on the Separation Rapids Lithium-Tantalum Project which is host to the Big Whopper petalite deposit.  These costs were mainly related to market development work for the Company’s lithium minerals product, site clean-up, property maintenance and community consultation.  During the quarter ended August 31, 2010, a meeting was held in Toronto with two representatives of the Wabaseemoong Independent Nations, the Company’s Aboriginal partner on the project, to update them on the status of the project and potential development timelines.

The Company continues to implement a proactive market development program with the glass and ceramics industry to demonstrate the energy-savings and environmental benefits associated with the use of lithium in its batch formulations.  This has involved a number of presentations to glass industry participants and interest is growing along with public pressure for the industry to reduce its greenhouse gas emissions.

Investor interest in lithium remains high amongst investors, due to its use in rechargeable batteries and the anticipated large future demand for such batteries from the automotive sector.  Management continues to receive inquiries about the Big Whopper as a known high quality lithium resource and is evaluating a number of potential strategic options but no commitments have been made as at the date of this report.

East Kemptville

During the year ended August 31, 2010, the Company incurred expenditures totalling $574,673 on the East Kemptville Tin-Rare Metals Project in Yarmouth Co., Nova Scotia.  Of this total, $409,927 was expended on exploration work on the Ikes Ridge property which consists of approximately 6,500 hectares (12,520 acres) of exploration licences adjacent to, and along trend from the East Kemptville Special Licence and Closure area.  The work is being conducted by Hudgetec under the supervision of the Company’s Vice-President, Exploration, Dr. William Mercer, P.Geo.

Most of the expenditures incurred on the Ikes Ridge property were related to a grass roots exploration program (with an original budget of $500,000) that was substantially completed during the year ended August 31, 2010. The work program included line cutting, geophysical and geochemical surveys and diamond drilling.  Several priority geophysical IP targets were developed and drilled during the year ended August 31, 2010.  The drill program testing the targets at Gardners Meadow, Ikes Ridge and Northeast Extension areas totaled 12 holes for 2,219 meters.

The most encouraging results were obtained from the Gardners Meadow Area where drilling of coincident geochemical/geophysical targets returned several 0.10 to 3.00 meter wide zones of highly anomalous, polymetallic, Sn-Zn-Cu-Ag-In mineralization associated with weakly developed zones of quartz-sulphide veining and alteration in metasedimentary rocks. The best individual assay returned 0.25% tin. 0.96% zinc, 0.21% copper, 3.0g/t silver and trace indium across 1.75 metres. There are no immediate plans for further drilling on the Ike’s Ridge property until additional compilation and target definition work is completed. Expenditures incurred during the quarter ended August 31, 2010 on the Ikes Ridge property totalled $24,727 and were related primarily to compilation of analytical data and other geological compilation work.

Future work on the East Kemptville project will be focused mainly on the Special Licence and completion of the Preliminary Economic Assessment (“PEA”) of the historic tin-indium resources in that area.

Outside of the Ikes Ridge property, exploration expenditures totalled $164,746 for the East Kemptville Special Licence in the year ended August 31, 2010, which were primarily related to the PEA being carried out by Wardrop on the potential for renewed production of tin and by-product indium plus copper and zinc. A total of $1.5 million in additional expenditures are required on the Special Licence before the Compnay can vest its 100% interest in the mineral tenure.

A $350,000 work program proposal for the East Kemptville Special Licence was submitted in December 2009, to the government of Nova Scotia and Rio Algom Ltd. (the holder of surface tenure at the East Kemptville mine site) to access the site to carry out sampling in connection with the PEA.  The Company is still awaiting permission from Rio Algom to proceed with this work.  Subsequent to the year ended August 31, 2010, the Company received an extension from the Minister of Natural Resources of Nova Scotia to fulfill its expenditure obligations under the Special Licence by August 1, 2011.

Warren Township

Expenditures of $4,169 were incurred on the Warren Township Anorthosite Project during the twelve months ended August 31, 2010.  These were mainly related to routine project maintenance costs.  Essentially the project will remain inactive until issues over the size of the permit area are resolved with the Ontario Ministry of Natural Resources.  There are no specific timelines in place for initiation of any new work programs on the project.

Administration

Operating expenses totalled $4,710,223 for the year ended August 31, 2010, a 61% increase over the amount incurred for the year ended August 31, 2009 ($2,921,342).  Excluding non-cash stock-based compensation, operating expenses totalled $2,668,468, a 40% increase compared to the fiscal year ended 2009.  This increase reflects the increased level of business activities.  During the first nine months of fiscal 2009, the Company was operating under cost reduction measures intended to reduce administrative expenses to preserve its cash resources due to the global economic downturn at that time.  During the year ended August 31, 2010, the Company opened its operations office in Delta, BC and added several key employees to its management team.  The main areas of increased expenses were stock-based compensation, public and investor relations, salaries and benefits, transfer and filing fees, travel and consulting fees.

Stock-based compensation increased to $2,041,755 from $1,016,933 compared to fiscal 2009.  This increase is primarily a result of the increase in the price of the Company’s shares.

Salaries and benefits for the year ended August 31, 2010 totalled $647,788, a 24% increase over the fiscal year ended 2009 ($522,294).  The increase relates primarily to the increased number of staff on payroll as well as some individual pay increases.  The increase in salaries and benefits is partly offset by the $36,261 (or 20%) decrease in professional fees, as the Company’s financial and accounting personnel, previously retained pursuant to a professional services agreement and included under Professional Fees, are compensated directly through the Company’s payroll commencing at the beginning of calendar 2010.

Transfer and filing fees increased by $97,585 compared with the fiscal year ended 2009, primarily as a result of the additional fees incurred relating the financing completed in October 2009, the increase in the annual TSX listings fees, and the additional TSX listing fees of $17,148 for replenishing the number of shares reserved for issuance under the Company’s stock option plan.

Consulting fees increased by $71,981 to $117,769 compared to the fiscal year ended 2009.  The main reason for the increase is relating to a $50,000 performance bonus awarded to a consulting company owned and operated by an officer of the Company.

Directors’ fees for the current fiscal year increased by $66,400 to $104,400 compared to the fiscal year ended 2009.  Commencing in January 2010, each of the Company’s independent directors is compensated by an annual base fee of $16,000 (additional annual fees of $6,000 each for the Chairman of the Board and the Chairman of the Audit Committee, and additional annual fees of $3,000 for the Chairman of any other committee of the Board) plus an attendance fee of $800 for each meeting attended.  During the year ended August 31, 2010, the Company also increased the number of directors serving on the Board from five to seven.

Expenditures on public and investor relations (“IR”) activities for the year ended August 31, 2010 totalled $778,647, a 31% increase over the year ended 2009 ($593,728).  Approximately $129,000 of the increase represents the additional costs relating to the Company’s listing on the OTCQX.  The balance of the increase relates primarily to the increased participation in trade shows and investment conferences by the Company and other marketing programs to institutional investors.  Travel expenses also increased by $105,179 to $257,715 during the year ended August 31, 2010, partly as a result of increased marketing to international investors and travel to international conferences related to new product marketing initiatives.

Investor interest in rare earths continues to grow with the intense media coverage of the international trade issues, and with increasing numbers of institutional shareholders, investor relations activities and international marketing initiatives have accelerated. During and subsequent to the end of the quarter, the Company participated in five investment conferences and trade shows in Europe and North America and carried out international marketing trips to New York, Boston, Atlanta, Chicago, Los Angeles, San Francisco, Zurich, Geneva, Munich, Frankfurt and Hong Kong. During the quarter ended August 31, 2010, the Company retained Roth Capital Partners of Newport Beach, California as its Principal American Liaison for 12 months in connection in connection with the Company’s OTCQX listing. The Company also retained Value Relations of Frankfurt, Germany as an Investor Relations consultant for 12 months to market the Company in Germany and Switzerland.

Lower average interest rates resulted in interest income declining to $80,557 compared with $159,982 for the fiscal year ended 2009.

During the year ended August 31, 2010, the Company renounced Canadian exploration expenditures of $2,000,750 to the investors in the flow-through private placement completed in October, 2009.  This renunciation resulted in a reduction of the Company’s future income tax assets of $540,203 and a corresponding reduction in share capital.  However, as the Company has not recognized its future income tax assets, this amount is recorded as a future income tax recovery on the statement of operations.

For the quarter ended August 31, 2010, operating expenses totalled $1,098,875 compared with $980,306 during the comparable period in fiscal 2009.  Excluding non-cash stock-based compensation, operating expenses totalled $668,107 with $502,936 for the same quarter in fiscal 2009.  The main areas of increased administrative expenditures for the quarter ended August 31, 2010 were salaries and benefits, directors’ fees, rent and utilities, and amortization.

Consistent with the increases for the year ended August 31, 2010, the increase of $97,827 in salaries and benefits reflects the increase in the number of employees on payroll.  The increase of $29,150 in directors’ fees was directly related to increase in the quarterly compensation paid to the Company’s independent directors as well as the increased number of directors serving on the Board.    The increase of $18,867 in rent and utilities is related to the addition of the Company’s operations office in Delta, BC (which commenced in November, 2009) as well as the recent expansion of its head office premises in Toronto.

Summary of Quarterly Results

The following selected financial data is derived from the unaudited interim financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

Fiscal Year	2010				2009
For the Quarters Ended	Aug. 31	May 31	Feb. 28	Nov. 30	Aug. 31	May 31	Feb. 28	Nov. 30
	$	$	$	$	$	$	$	$
Net revenues	19,015	21,583	16,688	23,271	27,770	35,265	52,701	44,246
Loss before discontinued operations and extraordinary items	1,079,860	893,979	1,295,917	829,544	1,551,095	636,998	238,665	528,161
Loss before discontinued operations and extraordinary items, per share, basic and fully diluted	0.01	0.01	0.02	0.01	0.02	0.01	-	0.01
Net loss	1,079,860	893,979	1,295,917	829,544	1,551,095	636,998	238,665	528,161
Net loss, per share, basic and fully diluted	0.01	0.01	0.02	0.01	0.02	0.01	-	0.01

The fluctuation on quarterly net loss is primarily due to stock-based compensation expenses recognized on stock options granted to directors, officers, employees and consultants of the Company, the write-downs of resource properties and recovery of future income taxes.  The costs of resource properties are written down at the time the properties are abandoned or considered to be impaired in value.

Liquidity and Capital Resources

In management’s view, given the nature of the Company’s operations, which consist of the exploration and development of mining properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures.  The Company’s financial success will be dependent on the economic viability of its resource properties and the extent to which it can discover and develop new mineral deposits.  Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine.  The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company’s control, including the market value of the metals and minerals to be produced.  The Company does not expect to receive significant revenue from any of its properties until 2015 at the earliest.

As at August 31, 2010, the Company had working capital of $6,005,725 and cash and cash equivalents on hand of $6,932,125.

Subsequent to the year ended August 31, 2010, the Company completed a short form prospectus offering and raised $30,030,000 in gross proceeds and also received $9,915,481 in cash relating the exercises of warrants, options and brokers’ compensation warrants, as more fully described later on under “Subsequent Events”.

The Company’s current operating expenditures, excluding expenditures on resource property work programs, are approximately $300,000 per month.  As at the date of this report, the Company’s current anticipated resource property expenditures for fiscal year 2011 are budgeted at approximately $24,000,000, with most of these expenditures being allocated to the Thor Lake Project for the bankable feasibility study, metallurgical studies (including mini-pilot plant and pilot plant tests), environmental studies and further definition drilling on the Nechalacho Deposit.

The Company’s present cash resources are sufficient to meet all of its current contractual obligations, administrative and overhead expenditures, and planned exploration and development work programs for at least the next twenty-four months.  The Thor Lake, Warren Township, Separation Rapids and Lilypad Lakes properties are all 100% owned by the Company with minimal holding costs, the most significant being annual lease rental fees on Thor Lake of $20,998 and the annual expenditures related to the new mining lease at Separation Rapids total $1,264.

Under the amended terms of the East Kemptville Special Licence, the Company has optional obligations to incur $1.48 million in exploration expenditures by August 1, 2011 to vest its mineral title. The property is currently in good standing.

A joint venture with an industry partner or end-user may represent an attractive alternative for financing the more advanced stages in the development of any of the Company’s four advanced rare metals projects at Separation Rapids, Thor Lake, East Kemptville, or Warren Township projects, when capital requirements become relatively large.

The Company has two standby letters of credit; one in the amount of $76,580 for its closure plan at Separation Rapids related to the Company’s advanced exploration permit and one in the amount of $105,000 related to the construction of an airstrip at Thor Lake, which are secured by guaranteed investment certificates for the same amounts.

The Company has two operating leases for its office premises.  As at the date of this report, the minimum lease commitments under these leases are as follows:

2011                           $157,256
2012                           $205,122
2013                           $197,266
2014                           $204,443
2015                           $208,960
2016                           $208,960
2017                           $69,653

Corporate Social Responsibility (“CSR”)

The Company has embraced the principles of sustainability as core to its business practice and in 2008, the Company adopted the Principles and Guidelines for Responsible Exploration being developed by the Prospectors and Developers Association of Canada (“PDAC”) as policy of the Company.  These principles for environmental and social best practice were announced by PDAC as part of the roll-out of its e3 Plus program (“Environmental Excellence in Exploration”), with the “Plus” referring largely to the inclusion of CSR principles as part of e3.  Specifically, the Company has committed to implementing the core CSR principles of e3 Plus on its exploration and development programs which are as follows:

1.  adopt responsible governance and management;
2.  adopt ethical business practices;
3.  respect human rights;
4.  commit to project due diligence and risk assessment;
5.  engage host communities and other affected interested parties;
6.  contribute to community development and well-being;
7.  protect the environment; and
8.  safeguard the health and safety of workers and the local population.

The Company reports on its performance against these principles as part of its continuous disclosure practice as it has in the section above on the Thor Lake project.  In addition to that disclosure, the Company participated in or sponsored numerous community events with the Dene Nation and in several Dene Nation communities.

The Company has a number of policies relating to CSR and ethics including:

•	Safety and Environmental Policy
•	Whistleblower Policy
•	Code of Business Conduct
•	Corporate Governance Principles
•	Disclosure Policy
•	And the PDAC e3 Plus Principles for Responsible Exploration

These policies are posted on the corporate website.  The Company maintains a Community, Environment, Health and Safety Committee comprised of the three independent experts to advise management on best practice and provide guidance on specific challenges.

As an example of a first step taken to implement the PDAC e3 Plus principles, the Company needs to “ensure that project personnel have knowledge, awareness and training in all corporate policies and procedures”.  As a first step, the Company requires that all those in positions of authority or managing others, to have read the corporate policies and procedures.  The Company is ensuring that all executives and those managing operations in the field have signed off on reading and understanding all corporate policies and holds periodic in-house workshops to reinforce this understanding.

Management is especially proud of a significant new training initiative undertaken by the Company in cooperation with the NWT Mine Training Society and Aurora College to help promote skills development among Aboriginal people for increased participation in the mineral exploration industry.  Two training programs were completed, one for First Aid responders and the other for diamond driller helpers.  Three of the graduates of the driller helper program, Herman Abel of Lutselk’e, Darren Rabesca of Wha Ti and Cliff Tsetta of Yellowknife, have been employed at the Thor Lake site along with six other Aboriginal workers on a rotational basis.

To date, from the commencement of drilling in 2007, Aboriginal people have represented about 40% of the 30+ employees at the Thor Lake site.  In addition, major service contracts for expediting and air charter services are with companies partnered with Aboriginal groups.  The Company is also seeking Aboriginal contractor bids on significant work at site in the coming year.  During the quarter ending August 31, 2010, meetings were also held with each of the four impacted Dene communities to discuss the Company’s progress on its PFS.

The Company’s diligent community engagements received formal recognition from the industry when in March 2010 the Company was awarded the Prospectors and Developers Association of Canada’s Environment and Social Responsibility Award at the PDAC Convention.  To quote the PDAC, “this award honours an individual or organization demonstrating outstanding initiative, leadership and accomplishment in protecting and preserving the natural environment and/or in establishing good community relations during an exploration program or operation of a mine. Two companies have won this year’s Environmental & Social Responsibility Award: De Beers Canada and Avalon Rare Metals Inc.”.

The PDAC further states on its website: “Avalon Rare Metals has been a leader in promoting responsible exploration practices, emphasizing early engagement and open communication with communities around its Thor Lake, NWT, rare earth project, Nechalacho.  The company has encouraged skills training and employment opportunities for aboriginal people and has offered joint business opportunities.  Committed to protecting the fragile environment of the North, Avalon was the first company to adopt e3 Plus principles and guidance.  Company officials have been instrumental in the program’s development and in advancing its use within the exploration industry.”

During the quarter, the Company contracted Jantzi Sustainalytics (“Jantzi”) to carry out a “Sustainability Intelligence Review” to evaluate the Company’s current sustainability practice and identify areas where its performance can be improved.  Jantzi is a Toronto-based firm recognized as a leading global provider of environmental, social and governance (“ESG”) research and analysis for public companies and investors. The report was completed by September, 2010 at a cost of $22,700, and the results reported in the news release dated September 27, 2010. Jantzi determined that the Company’s overall environmental, social and governance performance was above average and provided a number of recommendations of how performance could be further improved, which the Company is beginning to act on.

Jantzi maintains the Jantzi Social Index or “JSI” of 60 TSX-listed companies as well as an index of “CleanTech” companies and partnered with RBC Asset Management to launch three sustainability-oriented equity investment funds.  The Company seeks to achieve a high level of performance with respect to its sustainability practice and then have it independently verified to attract the interest of the growing number of socially responsible investors around the world.  The Sustainability Intelligence Review was intended in part to provide the Company with the guidance necessary to help it achieve this objective.

Off Balance Sheet Arrangements

As at August 31, 2010, the Company had no material off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to the Company.

Transactions with Related Parties

All transactions with related parties are in the normal course of business and are measured at the exchange amount.  During the year ended August 31, 2010, the Company incurred:

a)
accounting fees and share issuance costs of $37,000 with an accounting firm in which an officer is the principal.  As at August 31, 2010, accounts payable included $2,414 payable to this accounting firm;

b)	consulting fees of $33,000 with a former officer, of which $23,238 were deferred as resource property costs. As at August 31, 2010, accounts payable included $6,215 payable to this former officer;

c)
consulting fees of $230,923 with a company owned by an officer of the Company, of which $180,923 were deferred as resource property costs.  As at August 31, 2010, accounts payable included $18,645 payable to this company;

d)	consulting fees of 30,000 with an officer of the Company. As at August 31, 2010, accounts payable included $3,709 payable to this officer; and

e)	consulting fees of $8,799 and rental fees of $8,000 for an apartment in Yellowknife, NT. with a company owned by a director of the Company, which were deferred as resource property costs.

Subsequent Events

Subsequent to the year ended August 31, 2010, the Company:

a)	issued 3,483,650 common shares pursuant to the exercise of an equivalent number of share purchase warrants for cash proceeds of $8,743,962;

b)	issued 168,900 common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $184,106;

c)
issued 394,650 common shares and 197,325 warrants pursuant to the exercise of 394,650 Brokers’ Compensation Warrants for cash proceeds of $987,413.  180,000 of these warrants were exercised at the price of $2.51 (which have been included in the total in a) above) and the remaining 17,325 warrants are exercisable at the price of $3.60 per share until September 30, 2011;

d)
granted 25,000 stock options to a new member of the Company’s technical advisory committee.  Each option entitles the holder to purchase one common share of the Company at a price of $3.63 per share until September 27, 2015;

e)
granted an aggregate of 150,000 stock options to two new employees of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $3.52 per share until October 1, 2015.  These options vest at the rate of 25% every twelve months following the commencement of their employments with the company; and

f)
completed a short form prospectus offering and issued 9,240,000 units at a price of $3.25 per unit for gross proceeds of $30,030,000 (“2010 Offering”). Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $3.60 until September 30, 2011 (“Series III Unit”).

In connection with the 2010 Offering, the Company paid cash commissions totalling $1,801,800 and issued 277,200 warrants (“Broker Compensation Warrants”) to the underwriters of the 2010 Offering.  Each Broker Compensation Warrant entitles the holder to purchase one Series III Unit for a period of 12 months following September 30, 2010 at the exercise price of $3.25 per Series III Unit.

Proposed Transactions

With four active projects, the Company is not aggressively searching for new mineral property acquisition opportunities.  However, there are two new project opportunities under consideration at the present time and management is always interested in evaluating potential transactions or business combinations that are of possible long term strategic value.  The Company is doing some project generative work through geological research into prospective new areas for rare metals deposits. This could result in a decision to acquire mineral claims at any time.

The Company has no immediate plans for any equity offerings, but anticipates it will need to complete an equity financing within the next 24 to 36 months in order to advance its anticipated development work at Thor Lake on a schedule that will allow commercial operations to begin by 2015.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the value of stock-based compensation and the Company’s estimate of recoverable value of its resource properties.  These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and the financial objectives of the stock-based instrument holders.

The Company’s recoverability of the recorded value of its resource properties is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors, including environmental and legal risks, the existence of economically recoverable reserves, and the ability of the Company to obtain necessary financing to complete the development and future profitable production of its properties or to secure any proceeds from their disposition.

Changes in Accounting Policies Including Initial Adoption

There were no changes in accounting policies or newly adopted policies during the quarter.

Recent accounting pronouncements issued and not yet effective:

Business combinations

In January 2009, the CICA published Section 1582, “Business Combinations” to replace Section 1581.  The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value including contingent assets and liabilities, and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase.  Acquisition-related costs are to be expensed. This standard becomes effective January 1, 2011, and early adoption is permitted.  This new standard will only have an impact on the financial statements for future acquisitions that will be made in periods subsequent to the of date adoption.

Consolidated financial statements and non-controlling interests

In January 2009, the CICA published Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests” replacing Section 1600. Section 1601 carries forward guidance from Section 1600 with the exception of non-controlling interests, which are addressed in a separate section.  This standard requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions.  These standards become effective January 1, 2011, and early adoption is permitted.  The Company currently does not have any significant equity investment in other entities and therefore the application of this new standard is not expected to have any impact on the financial statements of the Company.

International Financial Reporting Standards (“IFRS”)

The CICA plans to incorporate IFRS into the CICA Handbook as a replacement for current Canadian Generally Accepted Accounting Principles for most publicly accountable enterprises effectively for fiscal years beginning on or after January 1, 2011.  The Company will thus apply IFRS in Fiscal 2012.  The Company will require restatement for comparative purposes of amounts reported by the Company for the year ending August 31, 2011 and accordingly the Company will need to prepare an opening balance sheet, in accordance with IFRS, as at September 1, 2010.

The Company has identified a three-phase transition plan: initial diagnostic assessment and scoping, in-depth analysis and assessment, and implementation.  The initial diagnostic assessment and scoping includes the identification of significant differences between existing Canadian GAAP and IFRS as relevant to the Company’s specific situation.  The initial assessment will be followed by an in-depth analysis and assessment which includes the identification, evaluation and selection of the accounting policies necessary for the Company to changeover to IFRS.  This phase will also identify all internal procedures and systems that have to be updated in order for the Company to comply with IFRS requirements.  In the third phase, the Company will implement the accounting changes and the required modifications to internal procedures, controls and systems.

As at August 31, 2010, the Company has completed phase one of its transition plan and have identified the areas that potentially have significant impact on the Company’s financial reports: exploration expenditures, stock-based compensation and income taxes.  At this time, the Company has not determined the full financial impact of the transition to IFRS.  In addition, the Company anticipates a significant increase in disclosure requirements under IFRS and such requirements are also being evaluated along with the necessary system changes required to gather, process and review such disclosure.  The Company does not anticipate any significant changes to its information technology, internal controls over financial reporting, disclosure controls and procedures or its business activities as a result of the conversion to IFRS.  The Company will commence phase two of its transition plan during the first quarter of fiscal 2011.

The International Accounting Standards Board continues to amend and add to current IFRS standards with several projects currently underway.  The Company will continue to monitor the actual and anticipated changes to IFRS standards and the related rules and regulations and assess the impacts of these changes on the Company and its financial reporting.

Financial Instruments and Other Risk Factors

The Company's financial instruments consist of cash and cash equivalents, receivables, and accounts payable.

Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments.  The fair market values of cash and cash equivalents, receivables and accounts payable approximate their carrying values.  Investments available for sale are carried at fair market value.

In conducting its business, the principal risks and uncertainties faced by the Company relate to exploration and development success as well as metal prices and market sentiment to a lesser extent.

Exploration for minerals and development of mining operations involve significant risks, including but not limited to economic risks, regulatory risks, environmental risks, and risks associated with land title disputes including Aboriginal land title claims.  In addition to the normal and usual risks of exploration and mining, the Company often works in remote locations that lack the benefit of infrastructure and easy access.

The prices of metals fluctuate widely and are affected by many factors outside of the Company's control.  The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies.  The Company relies on equity financing for its long term working capital requirements and to fund its exploration programs.  The Company does not anticipate using existing funds to put any of its resource interests into production from its own financial resources.  There is no assurance that other forms of financing will be available to the Company, or that such will be available on acceptable terms.

An additional risk factor that has developed over the past two years is access to adequate human resources to carry out work programs, particularly skilled professionals for which there is currently an industry-wide shortage, which can cause delays completing work programs on schedule and in meeting program budgets.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of August 31, 2010.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings, are designed effectively to ensure that the information required to be disclosed in reports that are filed or submitted under Canadian securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.

During the process of review and evaluation, it was determined that the Company’s disclosure controls and procedures are operating effectively as at August 31, 2010.

Design of Internal Controls

The Company evaluated the design of its internal controls and procedures over financial reporting, as defined under Multilateral Instrument 52-109, for the year ended August 31, 2010. This evaluation was performed by the Chief Executive Officer and the Chief Financial Officer, with the assistance of other corporate personnel to the extent necessary or appropriate. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design of these internal controls and procedures over financial reporting was effective.

The Company has very limited administrative staffing and in many instances, the implementation of internal controls relying on segregation of duties is not possible. The Company relies on senior management review and approval to ensure that the controls are as effective as possible.

There has been no change in the Company’s internal control over financial reporting during the quarter ended August 31, 2010.

Outstanding Share Data

a)	Common and Preferred Shares

The Company is presently authorized to issue an unlimited number of common shares without par value.  The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

As at August 31, 2010, the Company had 79,104,270 common shares issued and outstanding. Subsequent to the year ended August 31, 2010 (as described earlier under “Subsequent Events”), the Company issued 9,240,000 common shares pursuant short form prospectus offering and issued 4,047,200 common shares pursuant to the exercises of warrants, stock options and brokers’ compensation warrants.  Accordingly, as at the date of this report, the Company had 92,391,470 common shares outstanding.

b)	Warrants

As at August 31, 2010, the Company’s had 3,372,500 warrants outstanding.  Each warrant entitles the holder to purchase one additional common share of the Company, at a price of $3.00 per common share, and expires on September 17, 2011.  3,329,000 of these warrants were eligible for the reduced exercise price of $2.51 per share for the period from September 1, 2010 to September 30, 2010.

Subsequent to the year ended August 31, 2010, 3,303,700 of these warrants were exercised at the reduced exercise price of $2.51 per share.

Subsequent to the year ended August 31, 2010 (as described earlier under “Subsequent Events”), the Company issued 4,620,000 share purchase warrants.

As the date of this report, the Company has the following warrants outstanding:

i)	68,800 warrants. Each warrant entitles the holder to purchase one additional common share of the Company, at a price of $3.00 per common share, and expires on September 17, 2011; and

ii)	4,637,375 warrants. Each warrant entitles the holder to purchase one additional common share of the Company, at a price of $3.60 per common share, and expires on September 30, 2011.

In addition, as at the date of this report, the Company has the following brokers’ compensation warrants outstanding:

i)
90,000 brokers’ compensation warrants.  Each brokers’ compensation warrant entitles the holder to purchase one unit of the Company at a price of $2.43 per unit.  Each unit consists of one common share of the Company and a half warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company, at a price of $3.00 per common share, and expires on September 17, 2011; and

ii)
242,550 brokers’ compensation warrants.  Each brokers’ compensation warrant entitles the holder to purchase one unit of the Company at a price of $3.25 per unit.  Each unit consists of one common share of the Company and a half warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company, at a price of $3.60 per common share, and expires on September 30, 2011.

c)	Options

As at August 31, 2010, the Company had an aggregate of 5,556,400 incentive stock options outstanding with a weighted average exercise price of $1.63 (of which 2,162,650 were vested and 3,393,750 were unvested).  Subsequent to the year ended August 31, 2010, 168,900 of these options were exercised (as described earlier under “Subsequent Events”), 25,000 stock options at a price of $3.63 per share were granted to a new member of the Company’s technical advisory committee, an aggregate of 150,000 stock options at a price of $3.52 were granted to two new employees of the Company.  As at the date of this report, the Company has 5,562,500 incentive stock options with a weighted average exercise price of $1.71 outstanding.

Other Information

Additional information on the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.avalonraremetals.com.

Financial Statements

Avalon Rare Metals Inc.
(formerly Avalon Ventures Ltd.)

For the years ended August 31, 2010, 2009 and 2008

INDEX

Management’s Responsibility for Financial Reporting	1

Auditors’ Report	2

Balance Sheets	3

Statements of Operations and Deficit	4

Statements of Comprehensive Loss	5

Cash Flow Statements	6

Notes to the Financial Statements	7 - 40

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The financial statements and other financial information for this annual report were prepared by the management of Avalon Rare Metals Inc. reviewed by the Audit Committee of the Board of Directors, and approved by the Board of Directors.

Management is responsible for the preparation of the financial statements and believes that they fairly represent the Company's financial position and the results of operations in accordance with Canadian generally accepted accounting principles.  Management also accepts responsibility for ensuring the use of appropriate accounting policies and estimates in disclosure of information prepared following accounting principles generally accepted in the United States of America.  Management has included amounts in the Company's financial statements based on estimates, judgements, and policies that it believes reasonable in the circumstances.

To discharge its responsibilities for financial reporting and for the safeguarding of assets, management believes that it has established appropriate systems of internal accounting control which provide reasonable assurance that the assets are maintained and accounted for in accordance with its policies and that transactions are recorded accurately in the Company's books and records.

McCarney Greenwood LLP, Chartered Accountants were appointed as auditors by the Board of Directors of the Company.

“Donald S. Bubar”
President and CEO

“R. J. (Jim) Andersen”
CFO and Vice President Finance

Toronto, Ontario
November 5, 2010

AUDITORS' REPORT

TO THE SHAREHOLDERS OF AVALON RARE METALS INC.

We have audited the balance sheets of Avalon Rare Metals Inc. as at August 31, 2010, 2009 and 2008, and the statements of operations and deficit, cash flows and comprehensive loss for each of the three years then ended.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2010, 2009 and 2008, and the results of its operations and cash flows for each of the three years then ended in accordance with Canadian generally accepted accounting principles.

“McCarney Greenwood LLP”

McCarney Greenwood LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada
November 5, 2010

Avalon Rare Metals Inc.
Balance Sheets
As at August 31

	2010	2009	2008

Assets

Current Assets

Cash and cash equivalents	$6,932,125	$6,003,782	$10,738,700
Receivables	1,057,660	598,468	152,165
Prepaid expenses	194,080	118,037	130,226
	8,183,865	6,720,287	11,021,091

Investments Available for Sale (note 3)	-	2,657	3,943

Resource Properties (note 4)	32,646,738	19,677,856	13,188,626

Property, Plant and Equipment (note 5)	696,112	120,464	170,930

	$41,526,715	$26,521,264	$24,384,590

Liabilities

Current Liabilities

Accounts payable (note 11)	$2,178,140	$1,429,712	$892,806

Shareholders’ Equity

Share Capital (note 6)	58,263,175	44,828,738	40,032,502

Contributed Surplus (note 7)	7,967,053	3,054,653	3,294,916

Deficit	(26,881,653)	(22,782,353)	(19,827,434)

Accumulated Other Comprehensive Loss (note 8)	-	(9,486)	(8,200)

	39,348,575	25,091,552	23,491,784

	$41,526,715	$26,521,264	$24,384,590

Nature of Operations (note 1)
Commitments (note 14, 15)
Subsequent Events (note 18)

The accompanying notes form an integral part of these financial statements.

Approved on behalf of the Board of Directors:

“Donald S. Bubar”	, Director	“Brian MacEachen”	, Director

Avalon Rare Metals Inc.
Statements of Operations and Deficit
For the Years Ended August 31

	2010	2009	2008

Revenue
Interest	$80,557	$159,982	$357,539

Expenses
Amortization	81,385	50,466	40,806
Consulting fees (note 11)	117,769	45,788	88,504
Directors’ fees	104,400	38,000	42,000
Insurance	73,391	63,359	43,727
Interest and financing costs (note 6b)	6,250	19,826	81,274
Office and general	83,404	31,418	36,722
Professional fees (note 11)	143,475	179,736	172,962
Public and investor relations	778,647	593,728	526,291
Rent and utilities	160,479	111,978	108,237
Salaries and benefits	647,788	522,294	655,765
Shareholders’ information	48,211	27,311	32,069
Stock-based compensation (note 7b)	2,041,755	1,016,933	641,458
Transfer and filing fees	165,554	67,969	203,858
Travel	257,715	152,536	230,580

	4,710,223	2,921,342	2,904,253

Loss before the Undernoted Items	(4,629,666)	(2,761,360)	(2,546,714)

Write-down of Resource Properties (note 4f)	-	(598,559)	(228,367)

Loss on Sale of Investments	(9,837)	-	-

Recoveries of Resource Properties (note 10)	-	-	10,000

Loss before Income Taxes	(4,639,503)	(3,359,919)	(2,765,081)

Future Income Tax Recoveries (note 12g)	540,203	405,000	1,373,500

Net Loss for the Year	(4,099,300)	(2,954,919)	(1,391,581)

Deficit – Beginning of Year	(22,782,353)	(19,827,434)	(18,435,853)

Deficit - End of Year	$(26,881,653)	$(22,782,353)	$(19,827,434)

Loss per Share, Basic and Fully Diluted	$(0.05)	$(0.04)	$(0.02)

Weighted Average Number of Common Shares Outstanding, Basic and Fully Diluted	77,865,072	67,603,514	61,658,223

The accompanying notes form an integral part of these financial statements.

Avalon Rare Metals Inc.
Statements of Comprehensive Loss
For the Years Ended August 31

	2010	2009	2008

Net Loss for the Year	$(4,099,300)	$(2,954,919)	$(1,391,581)

Other Comprehensive Income (Loss)

Unrealized gains (losses) on available-for-sale financial assets arising during the year	-	(1,286)	899
Reclassification of previously unrealized losses on investments available for sale to net loss	9,486	-	-

Comprehensive Loss for the Year	$(4,089,814)	$(2,956,205)	$(1,390,682)

The accompanying notes form an integral part of these financial statements.

Avalon Rare Metals Inc.
Cash Flow Statements
For the Years Ended August 31

	2010	2009	2008

Cash Flows from Operating Activities

Cash paid to suppliers and employees	$(2,518,676)	$(1,954,458)	$(2,136,448)
Interest received	80,557	159,982	357,539
Interest paid	(3,264)	(72,969)	(45,273)

	(2,441,383)	(1,867,445)	(1,824,182)

Cash Flows from Financing Activities

Share capital – private placement(s) (note 6b)	16,106,016	1,400,625	15,527,155
Share capital – exercise of warrants (note 6b)	78,125	903,040	1,317,769
Share capital – exercise of options (note 6b)	661,144	516,625	265,500
Share capital – exercise of agents’ compensation options (note 6b)	-	1,123,750	-

	16,845,285	3,944,040	17,110,424

Cash Flows from Investing Activities

Resource property expenditures	(12,952,164)	(6,811,513)	(5,979,571)
Resource property – government contributions	131,332	-	-
Recoveries of abandoned resource properties	-	-	10,000
Proceeds from sale of investments	2,306	-	-
Purchase of property, plant and equipment	(657,033)	-	(140,073)

	(13,475,559)	(6,811,513)	(6,109,644)

Change in Cash and Cash Equivalents	928,343	(4,734,918)	9,176,598

Cash and Cash Equivalents - Beginning of Year	6,003,782	10,738,700	1,562,102

Cash and Cash Equivalents - End of Year	$6,932,125	$6,003,782	$10,738,700

The accompanying notes form an integral part of these financial statements.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

1.	Nature of Operations

The Company is in the process of exploring its mineral resource properties.  To date, the Company has not earned significant revenues and is considered to be in the development stage.

The realization of amounts shown for resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to develop these properties, and future profitable production or proceeds of disposition from these properties.

The Company operates in one geographic area, Canada, and in one industry segment, mining exploration and development.

2.	Summary of Significant Accounting Policies

These financial statements are prepared in accordance with accounting principles generally accepted in Canada, and reflect the following significant accounting policies:

a)   Capital Disclosures

Handbook Section 1535 requires disclosure of an entity’s objectives, policies and process for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.  The Company has included disclosures recommended by this Handbook section in note 9.

b)    Use of Estimates

The preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of operations during the reporting period.  Significant estimates and assumptions include those related to the recoverability of resource properties, stock-based compensation and the fair value of warrants issued in conjunction with the issuance of the Company’s common shares.  While management believes that the estimates and assumptions are reasonable, actual results could differ from those estimates.

c)    Financial Instruments

Financial instruments are initially recognized at fair value and are subsequently re-measured based on their classification as: held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other liabilities. Financial assets and liabilities held-for-trading are measured at fair value with the change in the fair value recognized in net income.  Available-for-sale instruments are measured at fair value with any unrealized gains or losses recognized in other comprehensive income.  Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading are measured at amortized cost, using the effective interest method.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

2.	Summary of Significant Accounting Policies (continued)

c)    Financial Instruments (continued)

The Company has classified its financial instruments as follows:

Financial Instrument	Classification	Accounting Treatment
Cash and cash equivalents	Held-for-trading	Fair value through statement of operations
Receivables	Loans and receivables	Amortized cost
Investments available for sale	Available-for-sale	Fair value through other comprehensive income
Accounts payable	Other financial liabilities	Amortized cost

d)    Cash and Cash Equivalents

Cash and cash equivalents include bank deposits and highly liquid short-term money market investments such as bankers acceptance notes, treasury bills and guaranteed investment certificates.

e)    Resource Properties

Acquisition costs of resource properties together with direct exploration and development expenditures thereon are deferred in the accounts.  When production is attained, these costs will be amortized on a unit-of-production basis.  If the properties are abandoned, sold or considered to be impaired in value, the costs of the properties and related deferred expenses will be written down at that time.  When deferred expenditures on individual producing properties exceed the estimated net realizable value of undiscounted proven reserves, the properties are written down to the estimated fair value.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Senior management regularly reviews the carrying amount of mineral properties and deferred exploration and development costs to assess whether there has been any impairment in value.

f)    Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated amortization.  Amortization is provided over the estimated useful lives of the Company’s assets on the following basis and rates per annum:

Airstrip	-	8% on a declining balance basis
Computer equipment	-	30% on a declining balance basis
Computer software	-	33 1/3% on a declining balance basis
Exploration equipment	-	30% on a declining balance basis
Office furniture and equipment	-	25% on a declining balance basis
Leasehold improvements	-	straight line basis over the term of the lease

Additions during the year are amortized using one-half of the normal rates.

The Company reviews property plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying values are not recoverable, when indicators of impairment exist, and the carrying values are not greater than the sum of the undiscounted future net cash flows, an impairment loss is recognized to the extent the carrying value exceeds the fair value.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

2.	Summary of Significant Accounting Policies (continued)

g)    Asset Retirement Obligations

The Company recognizes the legal liability for obligations relating to the retirement of property, plant and equipment, and arising from the acquisition, construction, development, or normal operation of those assets.  Such asset retirement costs are recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the related asset, and amortized into income on a systematic basis over the related asset’s useful life.  The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to net income.

As at August 31, 2010, no asset retirement obligations have been recognized as none of the Company’s properties are estimated to require any remediation or other expenditures upon their retirement.

h)    Research and Development

Research and development costs related to a specific property are deferred as part of the costs of that property in accordance with the Company’s policy on exploration and development expenditures. General research and development costs are expensed as incurred.

i)     Flow-through Shares

A portion of the Company’s exploration activities is financed by flow-through share arrangements.  Under the terms of flow-through share agreements, the tax deductions of the related Canadian exploration expenses (“CEE”) are renounced in favor of the investors.  Accordingly, share capital issued through flow-through arrangements is recorded at net proceeds less the tax effect relating to the renunciation of the Company’s CEE to investors.

j)     Income Taxes

Future tax assets and liabilities are measured using substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Future tax assets are recorded only to the extent that, based on available evidence, it is more likely than not that they will be realized.

k)    Stock Option Compensation

The Company has one stock option plan that is described in note 7b).  The Company has adopted CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based method of accounting for stock-based transactions.

l)     Foreign Currency Transactions

Transactions denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date.  Monetary assets and liabilities denominated in foreign currency are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date.  Unrealized gains and losses on translation of monetary assets and liabilities are included in the determination of earnings for the year.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

2.	Summary of Significant Accounting Policies (continued)

m)	Related Party Transactions

All transactions with related parties are in the normal course of business and are measured at the exchange amount.

n)	Share Issuance Costs

Costs incurred in connection with the issuance of share capital are netted against the proceeds received.

o)	Basic and Diluted Loss per Share

The basic loss per share is computed based on the weighted average number of common shares outstanding during the year.  The diluted loss per share is calculated using the treasury method, and is equal to the basic loss per share due to the anti-dilutive effect of share purchase options and warrants.

p)	Comparative Figures

Certain comparative figures have been reclassified to conform with the current year’s financial statement presentation.

3.	Investments Available for Sale

Investments available for sale (“investments”) consist of shares received as consideration for resource property interests.  All investments are in publicly traded companies.

Investments are carried at fair value, any unrealized gains or losses are recognized as other comprehensive income until the investment is disposed of, at which time any cumulative unrealized gain or loss previously recognized in accumulated other comprehensive income is transferred and recognized as net income for the period.

As at August 31, 2010, the Company had no investments. The investments consisted of the following as at August 31, 2009 and 2008:

	2009		2008
	Number	Amount	Number	Amount

Alto Ventures Inc.	28,571	$857	28,571	$2,143
Tiomin Resources Inc.(1)	45,000	1,800	-	-
Radiant Resources Inc.	-	-	45,000	1,800

		$2,657		$3,943

(1)Received in exchange for 45,000 shares of Radiant Resources Inc. as a result of the acquisition of Radiant Resources Inc. by Tiomin Resources Inc.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

4.	Resource Properties

	August 31, 2010
	Separation
	Rapids	Warren	Thor Lake		Red Hill	East
	Lithium-	Township	Rare		Copper-	Kemptville
	Tantalum	Anorthosite	Metals		Zinc-Silver	Rare Metals
	Project	Project	Project		Project	Project	Other	Total
note	4(a)	4(b)	4(c)		4(d)	4(e)	4(f,g)

Property costs	$1,750	$-	$-		$-	$-	$-	$1,750
Community consultation	-	-	315,142		-	-	-	315,142
Diamond drilling	-	-	7,137,159		-	186,947	-	7,324,106
Environmental studies/permitting	3,578	275	988,675		-	750	-	993,278
Feasibility/engineering studies	-	-	1,649,186		-	122,229	-	1,771,415
Geochemical	-	-	-		-	24,827	-	24,827
Geology	5,170	-	710,784		-	133,209	-	849,163
Geophysical	-	-	8,625		-	59,944	-	68,569
Linecutting	-	-	-		-	10,990	-	10,990
Metallurgical/market studies	11,375	294	1,612,380		-	35,777	-	1,659,826
Other	1,150	3,600	27,850		-	-	-	32,600

Current expenditures	23,023	4,169	12,449,801		-	574,673	-	13,051,666
Less: amounts recovered from:
Government contributions	-	-	(82,784	)(1)	-	-	-	(82,784)

Net current expenditures	23,023	4,169	12,367,017		-	574,673	-	12,968,882
Balance - beginning of year	3,857,237	1,194,618	13,843,234		-	782,767	-	19,677,856
Write-down of resource properties	-	-	-			-	-

Balance - end of year	$3,880,260	$1,198,787	$26,210,251		$-	$1,357,440	$-	$32,646,738

(1)	Contributions received from the Mine Training Society of the Northwest Territories (“MTS”) under the Driller Training Program Contribution Agreement between the Company and MTS.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

4.	Resource Properties (continued)

	August 31, 2009
	Separation
	Rapids	Warren	Thor Lake		Red Hill	East
	Lithium-	Township	Rare		Copper-	Kemptville
	Tantalum	Anorthosite	Metals		Zinc-Silver	Rare Metals
	Project	Project	Project		Project	Project	Other	Total
note	4(a)	4(b)	4(c)		4(d)	4(e)	4(f,g)

Property costs	$-	$-	$590		$-	$-	$-	$590
Community consultation	-	3,325	204,462		-	-	-	207,787
Diamond drilling	-	-	3,365,819		-	-	-	3,365,819
Environmental studies/permitting	70,302	996	1,125,276		-	-	-	1,196,574
Feasibility/engineering studies	3,120	67	504,770		-	159,019	-	666,976
Geochemical	-	-	-		-	32,348	-	32,348
Geology	-	-	397,565		295	105,973	-	503,833
Geophysical	-	-	87,121		-	-	-	87,121
Metallurgical/market studies	60,387	4,125	903,214		-	76,586	-	1,044,312
Other	9,479	300	21,198		-	-	-	30,977

Current expenditures	143,288	8,813	6,610,015		295	373,926	-	7,136,337
Less: amounts recovered from:
Government contributions	-	-	(48,548	)(1)	-	-	-	(48,548)

Net current expenditures	143,288	8,813	6,561,467		295	373,926	-	7,087,789
Balance - beginning of year	3,713,949	1,185,805	7,281,767		598,264	408,841	-	13,188,626
Write-down of resource properties	-	-	-		(598,559)	-	-	(598,559)

Balance - end of year	$3,857,237	$1,194,618	$13,843,234		$-	$782,767	$-	$19,677,856

(1)	Contributions received from the Mine Training Society of the Northwest Territories (“MTS”) under the Driller Training Program Contribution Agreement between the Company and MTS.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

4.	Resource Properties (continued)

	August 31, 2008
	Separation
	Rapids	Warren	Thor Lake	Red Hill	East
	Lithium-	Township	Rare	Copper-	Kemptville
	Tantalum	Anorthosite	Metals	Zinc-Silver	Rare Metals
	Project	Project	Project	Project	Project	Other	Total
note	4(a)	4(b)	4(c)	4(d)	4(e)	4(f,g)

Property costs	$1,154	$-	$-	$-	$991	$-	$2,145
Community consultation	2,974	5,323	36,352	-	2,423	-	47,072
Diamond drilling	-	-	4,677,581	-	-	-	4,677,581
Environmental studies/permitting	-	1,679	82,496	-	-	-	84,175
Feasibility/engineering studies	5,443	1,482	32,517	-	52,945	-	92,387
Geochemical	-	-	-	-	7,972	-	7,972
Geology	4,451	1,359	367,954	10,021	172,850	7,272	563,907
Geophysical	-	-	11,078	1,813	15,550	-	28,441
Metallurgical/market studies	217,473	95,518	239,383	-	56,466	-	608,840
Other	12,840	1,800	24,991	-	9,400	-	49,031

Current expenditures	244,335	107,161	5,472,352	11,834	318,597	7,272	6,161,551

Balance - beginning of year	3,469,614	1,078,644	1,809,415	586,430	90,244	221,095	7,255,442

Write-down of resource properties	-	-	-	-	-	(228,367)	(228,367)

Balance - end of year	$3,713,949	$1,185,805	$7,281,767	$598,264	$408,841	$-	$13,188,626

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

4.	Resource Properties (continued)

a)	Separation Rapids Rare Metals Project, Ontario

The Company owns a 100% interest (subject to a 2.0% net smelter returns royalty (“NSR”), half of which can be bought back for $1.0 million) in certain claims and a mining lease in the Paterson Lake area of Ontario.

b)	Warren Township Anorthosite Project, Ontario

The Company owns a 100% interest in certain claims located near Foleyet, Ontario, which were staked by the Company during the year ended August 31, 2003.

c)	Thor Lake Rare Metals Project, Northwest Territories

During the year ended August 31, 2005 the Company acquired a 100% interest (subject to a 5.5% NSR), of which 2.5% can be bought back at the principal amount of $150,000 compounded annually at the average Canadian prime rate from May 2, 1982 to the buyback date (as at August 31, 2010, this amounted to approximately $1.2 million), in five mining leases covering the Thor Lake rare metals deposit located in the Mackenzie Mining District of the Northwest Territories.  In addition, three mineral claims were staked in 2009 to cover favourable geology to the west of the mining leases.

d)	Red Hill Copper-Zinc-Silver Project, British Columbia

During the year ended August 31, 2005 the Company entered into an option agreement with Teck Cominco Limited to acquire a 100% interest (subject to a 2.0% NSR and certain back-in-rights) in Teck Cominco’s Red Hill Copper-Zinc-Silver property located in the Kamloops Mining Division of British Columbia.

During the year ended August 31, 2009 the Company decided not to fund any further expenditures on the project, and the total costs incurred to date of $598,559 had been written off.

e)	East Kemptville Rare Metals Project, Nova Scotia

During the year ended August 31, 2007 the Company was granted a special exploration licence to search and prospect for all minerals except for coal, salt, potash and uranium within four claims in the East Kemptville area of Yarmouth, Nova Scotia.  In order to keep the licence in good standing, the Company must incur $2,250,000 in exploration expenditures by August 1, 2011, of which $766,320 had been incurred by August 31, 2010.

As at August 31, 2010 the Company also has twelve regular exploration licences for 401 additional claims in the same proximity to the claims covered under the special exploration licence.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

4.	Resource Properties (continued)

f)	No resource properties were written down during the year ended August 31, 2010. Resource properties written down during the years ended August 31, 2009 and 2008 consist of the following:

	2009	2008

Red Hill Copper-Zinc-Silver Project	$598,559	$-
U6 Savant Gold Project	-	220,774
General Exploration	-	7,593

	$598,559	$228,367

g)	Other Resource Properties

The Company has a 100% interest in several mining claims in the Lilypad Lakes Tantalum Property, a 2.0% NSR interest in certain mining claims of the East Cedartree Gold Property located near Kenora, Ontario, and a 0.4% NSR interest in the Wolf Mountain Platinum-Palladium Project.

5.	Property, Plant and Equipment
	2010
		Accumulated
	Cost	Amortization	Net

Airstrip	$523,242	$20,930	$502,312
Computer equipment	28,064	14,019	14,045
Computer software	13,214	6,539	6,675
Exploration equipment	276,996	135,286	141,710
Office furniture and equipment	35,861	12,433	23,428
Leasehold improvements	25,725	17,783	7,942

	$903,102	$206,990	$696,112

	2009
		Accumulated
	Cost	Amortization	Net

Computer equipment	$25,520	$17,708	$7,812
Computer software	7,395	4,656	2,739
Exploration equipment	183,590	94,569	89,021
Office furniture and equipment	18,866	7,455	11,411
Leasehold improvements	18,963	9,482	9,481

	$254,334	$133,870	$120,464

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

5.	Property, Plant and Equipment (continued)

	2008
		Accumulated
	Cost	Amortization	Net

Computer equipment	$25,520	$14,360	$11,160
Computer software	7,395	3,287	4,108
Exploration equipment	183,590	56,417	127,173
Office furniture and equipment	18,866	3,651	15,215
Leasehold improvements	18,963	5,689	13,274

	$254,334	$83,404	$170,930

6.	Share Capital

a)	Authorized

The Company is presently authorized to issue an unlimited number of common shares without par value.  The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

6.	Share Capital (continued)

b)	Common Shares Issued and Outstanding:

	Number	Amount

Balance - August 31, 2007	52,128,123	$25,645,316
Issued pursuant to:
private placement(s)	10,360,000	15,248,752
exercise of warrants	1,414,125	1,640,312
exercise of options	747,500	480,820
Commission - cash paid	-	(1,013,076)
Commission - agents’ compensation options issued	-	(384,597)
Issuance costs paid	-	(211,525)
Tax effect on issuance of flow-through shares	-	(1,373,500)

Balance - August 31, 2008	64,649,748	$40,032,502
Issued pursuant to:
private placement(s)	3,000,000	1,500,000
exercise of warrants	1,302,200	1,394,755
exercise of options	1,127,500	892,578
exercise of agents’ compensation options	725,000	1,549,470
Finder’s fees - paid cash	-	(99,375)
Finder’s fees - compensation warrants issued	-	(36,192)
Tax effect on issuance of flow-through shares	-	(405,000)

Balance - August 31, 2009	70,804,448	$44,828,738
Issued pursuant to:
private placement(s)	7,500,000	14,083,743
exercise of warrants	156,250	106,578
exercise of options	643,600	1,405,605
Cancellation of fractional shares	(28)	-
Commission - cash paid	-	(844,993)
Commission - brokers’ compensation warrants issued	-	(488,925)
Issuance costs paid	-	(287,368)
Tax effect on issuance of flow-through shares	-	(540,203)

Balance - August 31, 2010	79,104,270	$58,263,175

During the year ended August 31, 2008 the Company:

i)
completed a private placement (the "2008 Offering") comprised of the issuance of 7,610,000 units (the "Series I Units") at a price of $1.55 per unit and 2,750,000 flow-through common shares at a price of $1.85 per share (of which 75,000 flow-through common shares were issued to directors and officers of the Company) for gross proceeds of $16,883,000.  Each Series I Unit consisted of one common share and one-half of one common share purchase warrant.  Each whole warrant entitled the holder to purchase one common share at an exercise price of $2.00 per share until May 22, 2009.

The estimated fair value of the warrants totalled $1,634,248 and this amount has been allocated to the warrant component of the Series I Units.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

6.	Share Capital (continued)

In consideration for the services of the agents of the 2008 Offering, the Company paid commissions and advisory fees of $1,121,650 in cash and granted compensation options to the agents to acquire up to 725,000 Series I Units (the "Agents’ Compensation Options") at a price of $1.55 per Series I Unit, exercisable until November 22, 2009.  Any warrants issued pursuant to the exercise of the Agents’ Compensation Options will expire on May 22, 2009.  No warrants will be issued upon any exercise of the Agent=s Compensation Options after May 22, 2009.

The estimated fair value of the Agents’ Compensation Options totalled $425,720.  The fair values of the Agents’ Compensation Options were estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 3.70%; expected life of 2.0 years; and expected volatility of 65%.

The Company also paid other cash issuance costs of $234,195 in connection with the 2008 Offering.

The total transaction costs of $1,781,565 (including cash commissions and advisory fees, the estimated fair value of the Agents’ Compensation Options and other cash issuance costs) has been allocated to the common shares and the warrants on a pro rata basis based on the fair values of the common shares and the warrants.

ii)
issued 1,414,125 common shares pursuant to the exercise of an equivalent number of common share purchase warrants for cash proceeds of $1,317,769.  The estimated fair value at issuance of these warrants was $322,543, and this amount had been added to the recorded value of the issued shares.

iii)
issued 747,500 common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $265,500.  The estimated fair value at issuance of these options was $215,320, and this amount had been added to the recorded value of the issued shares.

During the year ended August 31, 2009 the Company:

i)	completed a private placement and issued 3,000,000 flow-through common shares at a price of $0.50 per share for gross proceeds of $1,500,000.

In connection with this private placement, the Company paid finders’ fees of $99,375 in cash and granted 198,750 non-transferable finders’ warrants to the finders.  Each warrant entitles the holder to purchase one common share at a price of $0.50 per share, exercisable until December 15, 2010.  The estimated fair value of the warrants totalled $36,192.

ii)
issued 1,302,200 common shares pursuant to the exercise of an equivalent number of common share purchase warrants for cash proceeds of $903,040.  The estimated fair value at issuance of these options was $491,715, and this amount has been added to the recorded value of the issued shares.

iii)
issued 1,127,500 common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $516,625.  The estimated fair value at issuance of these options was $375,953, and this amount has been added to the recorded value of the issued shares.

iv)
issued 725,000 common shares pursuant to the exercise of an equivalent number of agents’ compensation options for cash proceeds of $1,123,750.  The estimated fair value at issuance of these compensation options was $425,720, and this amount has been added to the recorded value of the issued shares.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

6.	Share Capital (continued)

During the year ended August 31, 2010, the Company:

i)
completed an offering (the “2009 Offering”) pursuant to an agreement (the “Offering Agreement”) with a syndicate of underwriters led by CIBC World Markets Inc. and issued 6,745,000 Special Warrants ("Special Warrants") at a price of $2.30 per Special Warrant and 755,000 Flow-Through Special Warrants ("FT Special Warrants") at price $2.65 per FT Special Warrant for total gross proceeds of $17,514,250.

Each Special Warrant was exercisable into one unit (the "Series II Unit") of the Company without further payment. Each Series II Unit is comprised of one common share and one-half of a common share purchase warrant.  Each whole warrant (a "Warrant") entitles the holder to purchase one additional common share of the Company, at a price of $3.00 per common share, for a period of 24 months following September 17, 2009.

Each FT Special Warrant was exercisable into one flow-through common share of the Company without further payment.

All of the Special Warrants and FT Special Warrants were exercised during the year ended August 31, 2010, and accordingly, the Company issued 6,745,000 Series II Units and 755,000 flow-through common shares pursuant to these exercises.

Of the Special Warrant price of $2.30, $1.7914 was allocated to the common share component of the Series II Unit and the balance of $0.5086 was allocated to the Warrant component of the Series II Unit.  These values were calculated on a pro rata basis based on the closing trading price of the Company’s common shares on the date of the Offering Agreement, which was $2.58, and the estimated fair value of a whole Warrant of $1.4649 (which was estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.28%; expected life of 2.0 years; and expected volatility of 117%).

In connection with the 2009 Offering, the Company paid cash commissions totalling $1,050,855 and issued 450,000 warrants (“Brokers’ Compensation Warrants”) to the underwriters of the 2009 Offering. Each Broker Warrant entitles the holder to purchase one Unit for a period of 24 months following September 17, 2009 at the exercise price of $2.43 per Unit.

The estimated fair value of the Brokers’ Compensation Warrants totalled $608,040.  The fair values of the Broker Warrants were estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.28%; expected life of 2.0 years; and expected volatility of 117%.

The Company also paid other cash issuance costs of $357,379 in connection to the 2009 Offering.

The total transaction costs of $2,016,274 (including cash commissions, the estimated fair value of the Brokers’ Compensation Warrants and other cash issuance costs) has been allocated to the common shares and the warrants on a pro rata basis based on the fair values of the common shares and the warrants.

ii)
issued 643,600 common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $661,144.  The estimated fair value at issuance of these options was $744,461, and this amount has been added to the recorded value of the issued shares.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

6.	Share Capital (continued)

iii)
issued 156,250 common shares pursuant to the exercise of an equivalent number of share purchase warrants for cash proceeds of $78,125.  The estimated fair value at issuance of these warrants was $28,453, and this amount has been added to the recorded value of the issued shares.

The fair values of the warrants issued in connection with the private placements were estimated on the issuance date using the Black-Scholes pricing model, with the following weighted average assumptions:

	2010	2009	2008

Expected dividend yield	Nil	Nil	Nil
Risk-free interest rate	1.28%	1.49%	3.63%
Expected life	2.0 years	2.0 years	1.5 year
Expected volatility	117%	96%	62%

Warrant pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s warrants.

The Company incurred Part XII.6 interest expense of $Nil (2009 - $7,190, 2008 - $83,041) on the monthly unspent portions of the proceeds from its flow-through financings.  This amount has been included in the interest and financing costs.

7.	Contributed Surplus

Contributed surplus consists of the following:

	2010	2009	2008

Warrants	$3,035,519	$28,453	$1,461,881
Stock Options	2,951,086	1,665,442	1,353,140
Agents’ Compensation Options	-	-	425,720
Brokers’ Compensation Warrants	608,040	-	-
Expired Warrants	1,019,683	1,019,683	41,778
Expired Options	199,928	199,928	1,480
Cancelled Options	152,797	141,147	10,917

	$7,967,053	$3,054,653	$3,294,916

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

7.	Contributed Surplus (continued)

	Number	Amount
Warrants
Balance - August 31, 2007	1,489,125	$338,342
Issued pursuant to private placement(s)	3,805,000	1,634,248
Exercised	(1,414,125)	(322,543)
Expired	(75,000)	(15,799)
Commission - cash paid	-	(108,574)
Commission - agents’ compensation options issued	-	(41,123)
Issuance costs paid	-	(22,670)

Balance - August 31, 2008	3,805,000	1,461,881
Issued for finders’ fees	198,750	36,192
Exercised	(1,302,200)	(491,715)
Expired	(2,545,300)	(977,905)

Balance - August 31, 2009	156,250	28,453
Issued pursuant to private placement(s)	3,372,500	3,430,507
Exercised	(156,250)	(28,453)
Commission - cash paid	-	(205,862)
Commission - brokers’ compensation warrants issued	-	(119,115)
Issuance costs paid	-	(70,011)

Balance - August 31, 2010	3,372,500	$3,035,519

Stock Options
Balance - August 31, 2007	3,900,000	$927,002
Granted	1,175,000	-
Exercised	(747,500)	(215,320)
Fair value of options recognized in the year	-	641,458

Balance - August 31, 2008	4,327,500	1,353,140
Granted	1,907,000	-
Exercised	(1,127,500)	(375,953)
Expired	(350,000)	(198,448)
Cancelled	(457,000)	(130,230)
Fair value of options recognized in the year	-	1,016,933

Balance - August 31, 2009	4,300,000	1,665,442
Granted	2,075,000	-
Exercised	(643,600)	(744,461)
Cancelled	(175,000)	(11,650)
Fair value of options recognized in the year	-	2,041,755

Balance - August 31, 2010	5,556,400	$2,951,086

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

7.	Contributed Surplus (continued)

	Number	Amount
Agents’ Compensation Options
Balance - August 31, 2007	-	$-
Granted to agents	725,000	425,720

Balance - August 31, 2008	725,000	425,720
Exercised	(725,000)	(425,720)

Balance - August 31, 2009 and 2010	-	$-

Brokers’ Compensation Warrants
Balance - August 31, 2007, 2008 and 2009	-	$-
Issued pursuant to private placement	450,000	608,040

Balance - August 31, 2010	450,000	$608,040

Cancelled/Expired Warrants and Options
Balance - August 31, 2007		$38,376
Expired warrants		15,799

Balance - August 31, 2008		54,175
Expired warrants		977,905
Expired options		198,448
Cancelled options		130,230

Balance - August 31, 2009		1,360,758
Cancelled options		11,650

Balance - August 31, 2010		$1,372,408

a)	Warrants

During the year ended August 31, 2009 the Company amended the exercise price of 3,805,000 share purchase warrants that were expiring on May 22, 2009 from $2.00 to $0.70.  Of these warrants, 1,259,700 were exercised and the balance of 2,545,300 expired unexercised.

During the years ended August 31, 2010, 2009 and 2008, warrants were issued, exercised and expired as follows:

	Number	Weighted
	of	Average
	Warrants	Exercise Price

Balance - August 31, 2007	1,489,125	$0.94
Issued	3,805,000	2.00
Exercised	(1,414,125)	0.93
Expired	(75,000)	1.08

Balance - August 31, 2008	3,805,000	$2.00

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

7.	Contributed Surplus (continued)

	Number	Weighted
	of	Average
	Warrants	Exercise Price

Balance - August 31, 2008	3,805,000	$2.00
Issued	198,750	0.50
Exercised	(1,302,200)	0.69
Expired	(2,545,300)	0.70

Balance - August 31, 2009	156,250	$0.50
Issued	3,372,500	3.00
Exercised	(156,250)	0.50

Balance - August 31, 2010	3,372,500	$3.00

As at August 31, 2010, the Company had 3,372,500 warrants issued and outstanding.  Each warrant entitles the holder to purchase one common share at a price of $3.00 per share, exercisable until September 17, 2011. 3,329,000 of these warrants were eligible for the reduced exercise price of $2.51 per share for the period from September 1, 2010 to September 30, 2010.

Subsequent to the year ended August 31, 2010, 3,303,650 of these warrants were exercised at the reduced exercise price of $2.51 per share.

b)	Stock Option Plan

The shareholders have approved a Stock Option Plan (the "Plan") that provides for the issue of up to 10% of the number of issued and outstanding common shares of the Company to eligible employees, directors and service providers of the Company.

The Plan authorizes the granting of options to purchase common shares of the Company at a price equal to or greater than the closing price of the shares on either the trading day prior to the grant or the day of the grant.  The options generally vest over a period of one to four years, and generally have a term of two to five years (but can have a maximum term of 10 years).

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

7.	Contributed Surplus (continued)

b)	Stock Option Plan (continued)

During the years ended August 31, 2010, 2009 and 2008, stock options were granted, exercised, expired and cancelled as follows:

	Number	Weighted
	of	Average
	Options	Exercise Price

Balance - August 31, 2007	3,900,000	$0.91

Granted	1,175,000	1.35
Exercised	(747,500)	0.36

Balance – August 31, 2008	4,327,500	$1.13

Granted	1,907,000	1.00
Exercised	(1,127,500)	0.46
Expired	(350,000)	1.52
Cancelled	(457,000)	1.55

Balance - August 31, 2009	4,300,000	$1.17

Granted	2,075,000	2.37
Exercised	(643,600)	1.03
Cancelled	(175,000)	1.41

Balance - August 31, 2010	5,556,400	$1.63

As at August 31, 2010, there were 2,162,650 options vested (2009 - 1,581,650, 2008 - 2,133,750) with the average exercised price of $1.20 (2009 - $1.15, 2008 - $0.87).

During the year ended August 31, 2010, the Company granted:

i)
175,000 stock options to a new director of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $2.80 per share until September 4, 2014.  These options vest at the rate of 25% every twelve months following September 4, 2009. The estimated fair value of these options totalled $466,130 and this amount will be amortized and expensed as stock-based compensation over the vesting terms;

ii)
an aggregate of 200,000 stock options to two officers of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $2.35 per share until October 29, 2014.  These options vest at the rate of 25% every twelve months following October 29, 2009.  The estimated fair value of these options totalled $342,140 and this amount will be amortized and expensed as stock-based compensation over the vesting terms;

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

7.    Contributed Surplus (continued)

b)	Stock Option Plan (continued)

iii)
400,000 stock options to an officer of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $2.51 per share until November 1, 2014.  These options vest at the rate of 25% every twelve months following November 1, 2009.  The estimated fair value of these options totalled $773,800 and this amount will be amortized and expensed as stock-based compensation over the vesting terms;

iv)
50,000 stock options to a consultant of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $2.51 per share until November 1, 2011.  These options vest at the rate of 25% every three months following November 1, 2009.  These options had been cancelled during the year ended August 31, 2010;

v)
An aggregate of 50,000 stock options to two members of the Company’s technical advisory committee.  Each option entitles the holder to purchase one common share of the Company at a price of $2.36 per share until February 1, 2015.  These options vest at the rate of 25% every twelve months following February 1, 2010.  25,000 of these options had been cancelled during the year ended August 31, 2010.  The estimated fair value for the remaining 25,000 options totalled $45,573 and this amount will be amortized and expensed as stock-based compensation over the vesting terms;

vi)
175,000 stock options to a new director of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $2.52 per share until April 1, 2015.  These options vest at the rate of 25% every twelve months following April 1, 2010.  The estimated fair value of these options totalled $316,733 and this amount will be amortized and expensed as stock-based compensation over the vesting terms;

vii)
175,000 stock options to a new director of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $2.25 per share until May 26, 2015.  These options vest at the rate of 25% every twelve months following May 26, 2010.  The estimated fair value of these options totalled $276,623 and this amount will be amortized and expensed as stock-based compensation over the vesting terms;

viii)
100,000 stock options to a new employee of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $2.32 per share until May 28, 2015.  These options vest at the rate of 25% every twelve months following June 28, 2010.  The estimated fair value of these options totalled $174,230 and this amount will be amortized and expensed as stock-based compensation over the vesting terms;

ix)
50,000 stock options to a new maternity leave-replacement employee of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $2.14 per share until June 3, 2012.  These options vest at the rate of 25% every three months following June 3, 2010. The estimated fair value of these options totalled $66,435 and this amount will be amortized and expensed as stock-based compensation over the vesting terms;

x)
400,000 stock options to a new officer of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $2.00 per share until June 30, 2015.  These options vest at the rate of 25% every twelve months following July 1, 2010. The estimated fair value of these options totalled $566,960 and this amount will be amortized and expensed as stock-based compensation over the vesting terms;

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

7.    Contributed Surplus (continued)

b)   Stock Option Plan (continued)

xi)
200,000 stock options to a consultant of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $2.35 per share until July 12, 2012.  These options vest at the rate of 25% every three months following July 12, 2010; and

xii)
100,000 stock options to a consultant of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $2.76 per share until August 30, 2012.  These options vest at the rate of 25% every three months following August 30, 2010.

As at August 31, 2010, the following options were vested and outstanding:

	Number of Options		Weighted Average
Option Price	Unvested	Vested	Remaining Contractual Life

$2.80	175,000	-	4.0 years
$2.76	100,000	-	2.0 years
$2.52	175,000	-	4.6 years
$2.51	400,000	-	4.2 years
$2.36	25,000	-	4.4 years
$2.35	437,500	12,500	3.1 years
$2.32	100,000	-	4.7 years
$2.25	175,000	-	4.7 years
$2.14	50,000	-	1.8 years
$2.00	400,000	-	4.8 years
$1.82	112,500	112,500	2.2 years
$1.80	12,500	37,500	2.0 years
$1.61	125,000	325,000	1.8 years
$1.54	168,750	237,650	2.5 years
$1.41	150,000	50,000	3.8 years
$1.20	312,500	437,500	2.2 years
$1.08	-	150,000	0.8 years
$0.98	100,000	150,000	1.4 years
$0.80	-	300,000	1.1 years
$0.75	300,000	225,000	2.7 years
$0.70	-	75,000	0.4 years
$0.63	-	50,000	0.4 years
$0.55	75,000	-	3.6 years

	3,393,750	2,162,650

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

7.    Contributed Surplus (continued)

b)   Stock Option Plan (continued)

During the year ended August 31, 2010, the Company recorded stock-based compensation expense of $2,041,755 (2009 - $1,016,933, 2008 - $641,458) related to stock options which were recognized during the year ended August 31, 2010.

The fair value of stock options to employees, officers and directors was estimated at the grant date and the options to service providers were estimated at the service completion date based on the Black-Scholes pricing model, using the following weighted average assumptions:

	2010	2009	2008

Expected dividend yield	Nil	Nil	Nil
Risk-free interest rate	2.30%	1.92%	3.34%
Expected life	4.1 years	3.9 years	3.9 years
Expected volatility	101%	103%	77%

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company=s stock options.

c)	Brokers’ Compensation Warrants

As at August 31, 2010, the Company had 450,000 Brokers’ Compensation Warrants issued and outstanding.  Each Brokers’ Compensation Warrant entitles the holder to purchase one Series II Unit at a price of $2.43 per Series II Unit, exercisable until September 17, 2011.  Each Series II Unit will consist of one common share and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share at an exercise price of $3.00 per share (or $2.51 per share if exercised during September 1, 2010 to September 30, 2010) until September 17, 2011.

Subsequent to the year ended August 31, 2010, 360,000 of these Brokers’ Compensation Warrants were exercised at a price of $2.43 per Series II Unit and the 180,000 warrants issued pursuant to the exercise of the Broker’s Compensation Warrants were also exercised at the reduced price of $2.51 per share.

8.     Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of the unrealized losses on the Company’s investments available for sale.  The changes during the years ended August 31, 2010, 2009 and 2008 are summarized below:

	2010	2009	2008

Balance - beginning of year	$(9,486)	$(8,200)	$(9,099)
Reclassification of previously unrealized losses on investments available for sale to net loss	9,486	-	-
Change in unrealized gains and losses	-	(1,286)	899

Balance - end of year	$-	$(9,486)	$(8,200)

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

9.    Capital Disclosures

Capital of the Company consists of the components of shareholders’ equity.

The Company’s objectives when managing capital are as follows:

(i)	to safeguard the Company’s assets and ensure the Company’s ability to continue as a going concern;
(ii)	to raise sufficient capital to finance its exploration and development activities on its Thor Lake Project; and
(iii)	to raise sufficient capital to meet its general and administrative expenditures, and to explore and develop its other resource properties.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company in light of changes in general economic conditions, the Company’s short term working capital requirements, and its planned exploration and development program expenditure requirements.

As the Company is in the development stage, its principal source of capital is from the issuance of common shares.  In order to achieve its objectives, the Company expects to spend its existing working capital and raise additional funds as required.

The Company does not have any externally imposed capital requirements and there were no changes to the Company’s approach to capital management during the year ended August 31, 2010.

10.  Recoveries of Resource Properties

During the year ended August 31, 2008, the Company sold the technical data files related to one of its abandoned properties to a third party for cash proceeds of $10,000.

11.	Related Party Transactions

a)	During the year ended August 31, 2008 the Company incurred consulting fees of $Nil (2009 - $Nil, 2008 - $9,750) with an officer and director, which were deferred as resource property costs.

b)
During the year ended August 31, 2010 the Company incurred accounting fees and share issuance costs of $37,000 (2009 - $57,000, 2008 - $72,000) with an accounting firm in which an officer is the principal.  As at August 31, 2010 accounts payable included $2,414 (2009 - $14,000, 2008 - $27,133) payable to this accounting firm.

c)
During the year ended August 31, 2010 the Company incurred consulting fees of $230,923 (2009 - $154,525, 2008 - $125,300) with a company owned by an officer of the Company, of which $180,923 (2009 - $154,525, 2008 - $125,300) were deferred as resource property costs.  As at August 31, 2010 accounts payable included $18,645 payable to this company (2009 - $7,875, 2008 - $16,170).

d)
During the year ended August 31, 2010 the Company incurred consulting fees of $33,000 (2009 - $67,100, 2008 - $Nil) with a former officer of the Company, of which $23,238 (2009 - $41,800, 2008 - $Nil) were deferred as resource property costs.  As at August 31, 2010 accounts payable included $6,215 payable to this former officer (2009 - $5,775, 2008 - $Nil).

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

11.	Related Party Transactions (continued)

e)
During the year ended August 31, 2010 the Company incurred consulting fees of $30,000 (2009 - $Nil, 2008 - $Nil) with an officer of the Company.  As at August 31, 2010 accounts payable included $3,709 payable to this officer (2009 - $Nil, 2008 - $Nil).

f)
During the year ended August 31, 2010 the Company incurred consulting fees of $8,799 (2009 - $Nil, 2008 - $Nil) and rental fees of $8,000 (2009 - $Nil, 2008 - $Nil) for an apartment in Yellowknife, NT. with a company owned by a director of the Company, which were deferred as resource property costs.

Additional related party transactions are described separately in note 6b).

12.  Income Taxes

a)     Future Income Tax Assets

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and liabilities at August 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008

Difference in resource properties	$300,651	$480,782	$510,378
Difference in investments available for sale	-	33,972	33,624
Difference in property, plant and equipment	56,559	39,110	25,484
Difference in share issuance costs	433,083	243,153	296,784
Non-capital loss carry forwards	943,108	597,254	354,552
Capital loss carry forwards	238,309	240,345	240,345
Non-refundable investment tax credit
carry forwards	1,320,444	800,065	441,074
	3,292,154	2,434,681	1,902,241

Less: valuation allowance	(3,292,154)	(2,434,681)	(1,902,241)

Net future income tax assets	$-	$-	$-

A valuation allowance has been applied against all of the above future income tax assets since it is not presently more likely than not that the benefits will be realized.

b)    Non-Capital Losses

The Company has non-capital losses carried forward of approximately $3,777,000 (2009 - $2,212,000, 2008 - $1,313,000) available to reduce future years’ taxable income.  These losses will expire as follows:

2014	$40,000
2015	4,000
2026	156,000
2027	232,000
2028	847,000
2029	914,000
2030	1,584,000

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

12.  Income Taxes (continued)

c)     Capital Losses

The Company has capital losses carried forward of approximately $1,906,000 (2009 and 2008 - $1,800,000) available to reduce future years’ capital gains.

d)     Canadian Exploration and Development Expenses

The Company has cumulative Canadian development expenses of $3,181,000 (2009 - $3,179,000, 2008 - $3,179,000) and cumulative Canadian exploration expenses of $25,644,000 (2009 - $15,621,000, 2008 - $10,913,000) available to reduce future years’ taxable income.

e)     Scientific Research and Experimental Expenditures (“SR&ED”)

The Company has SR&ED expenditures carry forward of $5,002,000 (2009 - $2,635,000, 2008 - $964,000) available to reduce future years’ taxable income.

f)      Non-refundable Investment Tax Credits

The Company has non-refundable investment tax credits of $1,320,000 (2009 - $802,000, 2008 - $441,000) available to reduce future years’ federal income tax payable.  These credits will expire as follows:

2018	$44,000
2019	72,000
2020	14,000
2024	24,000
2025	19,000
2026	63,000
2027	133,000
2028	72,000
2029	361,000
2030	518,000

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

12.  Income Taxes (continued)

g)    Future Income Tax Recoveries

During year ended August 31, 2010 the Company renounced CEE of $2,000,750 (2009 - $1,500,000, 2008 - $5,087,500) to the investors in the flow-through private placement completed in September, 2009.  This renunciation resulted in a reduction of the Company’s future income tax assets of $540,203 (2009 - $405,000, 2008 - $1,373,500) and a corresponding reduction in share capital.  However, as the Company has not recognized its future income tax assets, the $540,203 (2009 - $405,000, 2008 - $1,373,500) is recorded as a future income tax recovery on the statement of operations.

	2010	2009	2008
Net loss for the year before income taxes	$4,639,503	$3,359,919	$2,765,081
Combined federal and provincial tax rate	30.0%	31.2%	32.3%
Expected income tax recovery at statutory rates	$1,391,851	$1,048,295	$893,121
Stock-based compensation	(612,526)	(317,283)	(207,191)
Non-deductible expenses	(8,888)	(5,057)	(5,598)
Share issuance costs	172,941	92,978	89,837
Impact of tax rate reductions	(157,230)	(110,241)	(126,374)
Losses and other deductions for which no benefit has been recognized	(245,945)	(303,692)	-
Change in valuation allowance relating to prior years’ unrecognized future income tax assets	-	-	729,705
Future income tax recoveries	$540,203	$405,000	$1,373,500

13.  Financial Instruments

CICA section 3862 establishes a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1	quoted prices in active markets for identical assets or liabilities;
Level 2	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and
Level 3	inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.  As at August 31, 2010, the Company’s Cash and Cash Equivalents are classified as Level 1.

Fair Values

Except as disclosed elsewhere in these financial statements, the carrying amounts for the Company’s financial instruments approximate their fair values because of the short-term nature of these items.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

13.  Financial Instruments (continued)

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

The Company is not exposed to any significant credit risk as at August 31, 2010.  The Company’s cash and cash equivalents are either on deposit with a highly rated banking group in Canada or invested in bankers acceptance notes or guaranteed investment certificates issued by a highly rated Canadian banking group.  The Company’s receivables is primarily consisted of Goods and Services Tax/Harmonized Sales Tax receivable and Investment Tax Credits receivable and are therefore not subject to significant credit risk.

Liquidity risk

Liquidity risk is the risk that an entity will not be able to meet its financial obligations as they come due. The Company has sufficient funds to cover its short term working capital requirements and with the financing completed subsequent to August 31, 2010 as disclosed in note 18, the Company has sufficient funds to cover its working capital requirements for at least the next two years.

Market risk

(i)   Interest rate risk

The Company has significant cash and cash equivalents balances and it has no interest-bearing debt.  The Company’s current policy is to invest its excess cash in highly liquid money market investments such as bankers acceptance notes, treasury bills and guaranteed investment certificates.  These short term money market investments are subject to interest rate fluctuations.

(ii)  Foreign currency risk

The Company’s functional currency is primarily the Canadian dollar.  The majority of the Company’s purchases are transacted in Canadian dollars.  As at August 31, 2010, the Company had cash of US$47,693 and accounts payable of US$22,523 denominated in US currency.

(iii) Price risk

The prices of metals and minerals fluctuate widely and are affected by many factors outside of the Company’s control.  The prices of metals and minerals and future expectation of such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies.  This in turn may impact the Company’s ability to raise equity financing for its long term working capital requirements.

Sensitivity analysis

Based on management’s knowledge and experiences of the financial markets, the Company’s management believes the following movements are “reasonably possible” over a three month period.

As at August 31, 2010, the majority of the Company’s cash and cash equivalents are subject to interest rate fluctuations.  Sensitivity to a plus or minus 25 basis points change in rates would decrease or increase the Company’s net loss by approximately $3,000 over a three month period.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

13.  Financial Instruments (continued)

The Company had cash of US$47,693 in cash and accounts payable of US$22,523 denominated in US currency as at August 31, 2010 and its anticipated expenditures transacted in US dollars for the next three months is approximately US$250,000.  If the Canadian Dollar weakens or strengthens 5% against the United States Dollar with other variables held constant, the Company’s net loss would increase or decrease by approximately $12,000 over a three month period.

14.  Commitments

The Company has two standby letters of credit; one in the amount of $76,580 for its closure plan at Separation Rapids related to the Company’s advanced exploration permit and one in the amount of $105,000 related to the construction of an airstrip at Thor Lake, which are secured by guaranteed investment certificates for the same amounts.

15.  Lease Commitments

The Company has two operating lease for its office premises, the minimum lease commitments under these leases are as follows:

2011	$209,675
2012	$205,122
2013	$197,266
2014	$204,443
2015	$208,960
2016	$208,960
2017	$69,653

16.  Recent Accounting Pronouncements

Recent accounting pronouncements issued and not yet effective:

Business combinations

In January 2009, the CICA published Section 1582, “Business Combinations” to replace Section 1581. The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value including contingent assets and liabilities, and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition-related costs are to be expensed. This standard becomes effective January 1, 2011, and early adoption is permitted. This new standard is expected to only have an impact on the financial statements for future acquisitions that will be made in periods subsequent to the of date adoption.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

16.  Recent Accounting Pronouncements (continued)

Consolidated financial statements and non-controlling interests

In January 2009, the CICA published Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests” replacing Section 1600.  Section 1601 carries forward guidance from Section 1600 with the exception of non-controlling interests, which are addressed in a separate section. This standard requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions. These standards become effective January 1, 2011, and early adoption is permitted.  The Company currently does not have any significant equity investment in other entities and therefore the application of this new standard is not expected to have any impact on the financial statements of the Company.

International Financial Reporting Standards (“IFRS”)

The CICA plans to incorporate IFRS into the CICA Handbook as a replacement for current Canadian Generally Accepted Accounting Principles for most publicly accountable enterprises effectively for fiscal years beginning on or after January 1, 2011.  The Company thus will apply IFRS in fiscal 2012.  The Company will require restatement for comparative purposes of amounts reported by the Company for the year ending August 31, 2011 and accordingly the Company will need to prepare an opening balance sheet, in accordance with IFRS, as at September 1, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS has not been determined at this time.

The Company has identified a three-phase transition plan: initial diagnostic assessment and scoping, in-depth analysis and assessment, and implementation.  The initial diagnostic assessment and scoping includes the identification of significant differences between existing Canadian GAAP and IFRS as relevant to the Company’s specific situation.  The initial assessment will be followed by an in-depth analysis and assessment which includes the identification, evaluation and selection of the accounting policies necessary for the Company to changeover to IFRS.  This phase will also identify all internal procedures and systems that have to be updated in order for the Company to comply with IFRS requirements.  In the third phase, the Company will implement the accounting changes and the required modifications to internal procedures, controls and systems.

As at August 31, 2010, the Company has completed phase one of its transition plan and have identified the areas that potentially have significant impact on the Company’s financial reports: exploration expenditures, stock-based compensation and income taxes.  At this time, the Company has not determined the full financial impact of the transition to IFRS.  In addition, the Company anticipates a significant increase in disclosure requirements under IFRS and such requirements are also being evaluated along with the necessary system changes required to gather, process and review such disclosure.  The Company does not anticipate any significant changes to its information technology, internal controls over financial reporting, disclosure controls and procedures or its business activities as a result of the conversion to IFRS.  The Company will commence phase two of its transition plan during the first quarter of fiscal 2011.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

17.	Differences between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A description of United States generally accepted accounting principles and practices (collectively “US GAAP”) that result in material measurement and disclosure differences from Canadian GAAP is as follows:

Balance Sheets
The impact of the differences between Canadian GAAP and U.S. GAAP on the balance sheet line items is as follows:

	2010	2009	2008
Assets
Resource properties under Canadian GAAP	$32,646,738	$19,677,856	$13,188,626
Resource property expenditures expensed under U.S. GAAP	(32,169,330)	(19,202,198)	(12,689,708)

Resource properties under U.S. GAAP	$477,408	$475,658	$498,918

Shareholders’ Equity
Closing shareholders’ equity under Canadian GAAP	$39,348,575	$25,091,552	$23,491,784
Adjustment to deficit for resource property expenditures expensed under U.S. GAAP	(32,169,330)	(19,202,198)	(12,689,708)

Closing shareholders’ equity U.S. GAAP	$7,179,245	$5,889,354	$10,802,076

Statements of Operations and Deficit

The impact of the differences between Canadian GAAP and U.S. GAAP on the statements of operations and deficit is as follows:

	2010	2009	2008
Net Loss
Net loss under Canadian GAAP	$(4,099,300)	$(2,954,919)	$(1,391,581)
Resource property expenditures expensed under U.S. GAAP (a)	(13,117,726)	(7,276,378)	(6,192,359)
Write-down of resource properties (a)	-	574,709	228,367
Future income tax recoveries - flow-through shares (b)	(540,203)	(405,000)	(1,373,500)
Research & Development - ITC (e)	150,594	189,179	32,953

Net loss under U.S. GAAP	$(17,606,635)	$(9,872,409)	$(8,696,120)

Basic and Diluted Loss Per Share - U.S. GAAP	$(0.23)	$(0.15)	$(0.14)

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

17.	Differences between Canadian and United States Generally Accepted Accounting Principles (continued)

Cash Flow Statements

The impact of the differences between Canadian GAAP and U.S. GAAP on the cash flow statement line items would be as follows:

	2010	2009	2008
Cash flows - Operating Activities
Cash used in operating activities – Canadian GAAP	$(2,441,383)	$(1,867,445)	$(1,824,182)
Net cash used for resource property expenditures under Canadian GAAP	(12,820,832)	(6,811,513)	(5,969,571)

Cash used in operating activities - U.S. GAAP	$(15,262,215)	$(8,678,958)	$(7,793,753)

Cash flows - Investing Activities
Cash used in investing activities – Canadian GAAP	$(13,475,559)	$(6,811,513)	$(6,109,644)
Net cash used for resource property expenditures under Canadian GAAP	12,820,832	6,811,513	5,969,571

Cash used in investing activities - U.S. GAAP	$(654,727)	$-	$(140,073)

a)    Resources Properties

Under Canadian GAAP, acquisition costs of resource properties together with direct exploration and development expenditures thereon, are carried at cost and written down if the properties are abandoned, sold or if management determines there to be an impairment in value.

Under US GAAP, expenditures incurred to acquire interests in resource properties or concessions are capitalized. However, all exploration and development expenditures relating to mineral properties for which commercial and legal feasibility has not yet been established are expensed as incurred. Accordingly, as at August 31, 2010, 2009 and 2008 capitalized acquisition costs would have been $477,408, $498,918 and $475,658 respectively.

For Canadian GAAP, cash flows relating to resource property costs are reported as investing activities. For US GAAP, these costs are characterized as operating activities.

b)	Flow-through Shares

Under Canadian income tax legislation a company is allowed to issue flow-through shares pursuant to which the Company renounces Canadian exploration expenditures to the flow-through share investors for an amount equal to the share issuance price. Under Canadian GAAP, the Company recognizes a future income tax benefit upon the renouncement of these exploration expenditures for the amount of the future tax value of the expenditures renounced.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

17.	Differences between Canadian and United States Generally Accepted Accounting Principles (continued)

b)	Flow-through Shares (continued)

Under US GAAP, the gross proceeds from the issuance of flow-through shares are allocated between the offering of the flow-through shares and any premium paid by investors for the benefit to be received in future upon renunciation.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares.

The calculated tax benefit is recognized as a liability until the Company has renounced the deductible expenditures, at which time the liability is reversed and is recorded as a tax recovery.  This difference has not been material and has not been recognized for US GAAP purposes.

US GAAP also requires that the portion of the gross proceeds from flow-through shares not yet spent by the Company be disclosed as restricted cash since the funds are required to be spent on exploration in Canada in order to satisfy the requirements of the renunciation.  Accordingly unrestricted cash and cash equivalents under US GAAP would be reduced by $Nil at August 31, 2010, $Nil at August 31, 2009, and $195,306 as at August 31, 2008, and restricted cash and cash equivalents under US GAAP would be increased by the same amounts respectively as at August 31, 2010, 2009 and 2008.

c)	Stock Option Compensation

For US GAAP purposes, all share-based payments to employees, including grants of employee stock options, are recognized in results from operations based on the fair values of options expected to vest. In calculating compensation to be recognized, US GAAP requires to estimate forfeitures. For Canadian GAAP, the Company accounts for forfeitures as they occur. The effect of forfeitures is not material. Accordingly no adjustments for any of the periods were required.

d)	Income Taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. There were no significant differences between enacted and substantively enacted tax rates for any of the periods presented.

Financial Statement Accounting Board (“FASB”) issued FIN 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement 109, (now accounting standards codification (“ASC”) 740), which prescribes a recognition threshold and measurement criteria for the financial statement recognition of a tax position taken or expected to be taken in a tax return. The Company is required to determine whether it is more likely than not that a tax position will be sustained upon examination and such positions that meet this threshold will be measured at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement.

The Company has reviewed its tax positions and determined that the application of FIN 48 does not result in any material adjustment for US GAAP purposes.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

17.	Differences between Canadian and United States Generally Accepted Accounting Principles (continued)

e)	Research and Development and Investment Tax Credits

Under Canadian GAAP research and development expenditures are capitalized if the development activities meet certain criteria, including reasonable assurance regarding future benefits. Investment tax credits on eligible research and development expenditures that are non-refundable are treated as a reduction of the expenditure.

Under US GAAP research and development expenditures are expensed in the period that it is incurred. Investment tax credits are treated as income tax benefits or as a reduction on income tax expense.

f)	Adoption of New Accounting Pronouncements

The Company adopted new general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued (ASC 855). The new guidelines require an entity to evaluate subsequent events to the date the financial statements were issued or were available to be issued. The Company adopted this standard in its 2010 fiscal year with no material impact to the financial statements.

The Company adopted the new ASC 105 and the hierarchy of generally accepted accounting principles which became effective on July 1, 2009. All other non-grandfathered non-SEC accounting literature not included in the ASC will become non-authoritative. The new ASC did not have a material impact on the financial statements.

In December 2007, FASB issued new guidance for business combinations which requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions (now ASC 805). It also requires that the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full amounts of assets and liabilities as if they had occurred on the acquisition date. In addition, all acquisition related costs must be expensed as incurred, rather than capitalized as part of the purchase price and those restructuring costs that an acquirer expected, but was not obligated to incur, to be recognized separately from the business combination. This guidance applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted this guidance commencing September 1, 2009 and it had no material impact on the financial statements.

In December 2007, the FASB issued new accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary (now ASC 810). The new standards clarify that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. It also requires consolidated net income and comprehensive income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest on the face of the consolidated statement of income. Changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation must be accounted for as equity transactions for the difference between the parent’s carrying value and the cash exchanged in the transaction. The Company adopted this guidance commencing September 1, 2009 and it did not have a material impact on the financial statements.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

17.	Differences between Canadian and United States Generally Accepted Accounting Principles (continued)

f)	Adoption of New Accounting Pronouncements (continued)

New guidance for fair value measurements and disclosures for nonfinancial assets and nonfinancial liabilities, other than for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) became effective September 1, 2009 (now ASC 820).  The adoption of this guidance did not have a material impact on the financial statements.

g)    Recently Issued Accounting Pronouncements

In June 2009, FASB issued FAS 167, Amendments to FASB Interpretation No. 46(R) (“FAS 167”) (ASC subtopic 855-10). FAS 167 eliminates FASB Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. FAS 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying FASB Interpretation 46(R)’s provisions. FAS 167 is effective for fiscal years beginning after November 15, 2009, and for interim periods within that first period, with earlier adoption prohibited. This will be effective for the Company’s fiscal year starting September 1, 2010. The Company is currently assessing the potential impacts, if any, on its financial statements.

In January 2010, FASB issued Accounting Standards update No. 2010-06, “Fair Value Measurements Disclosures” which amends Sub topic 820-10.  This amendment requires new disclosures for fair value measurements and provides clarification of existing disclosure requirements.  This update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuance and settlements to be presented separately (that is on a gross basis rather than net) in the reconciliation of fair value measurement using significant unobservable inputs (Level 3 inputs).  This update clarifies existing disclosure requirements for the level of disaggregation of classes of assets and liabilities measured at fair value and require disclosures about inputs and valuation techniques used to measure fair value for both recurring fair value measurement using Level 2 and Level 3 inputs.  The Company is evaluating the impact that the adoption of this standard will have on its financial statement disclosures.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

18.  Subsequent Events

Subsequent to the year ended August 31, 2010 the Company:

a)	issued 3,483,650 common shares pursuant to the exercise of an equivalent number of share purchase warrants for cash proceeds of $8,743,962;

b)	issued 168,900 common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $184,106;

c)
issued 394,650 common shares and 197,325 warrants pursuant to the exercise of 394,650 Brokers’ Compensation Warrants for cash proceeds of $987,413.  180,000 of these warrants were exercised at the price of $2.51 which have been included in note 18a) above, and the remaining 17,325 warrants are exercisable at the price of $3.60 per share until September 30, 2011;

d)
granted 25,000 stock options to a new member of the Company’s technical advisory committee.  Each option entitles the holder to purchase one common share of the Company at a price of $3.63 per share until September 27, 2015.  These options vest at the rate of 25% every twelve months following September 27, 2010.  The estimated fair value of these options totalled $68,388 and this amount will be amortized and expensed as stock-based compensation over the vesting terms.  The fair values of these options were estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 2.01%; expected life of 5.0 years; and expected volatility of 101%;

e)
granted an aggregate of 150,000 stock options to two new employees of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $3.52 per share until October 1, 2015.  These options vest at the rate of 25% every twelve months following the commencement of their employments with the company.  The estimated fair value of these options totalled $388,605 and this amount will be amortized and expensed as stock-based compensation over the vesting terms.  The fair values of these options were estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 2.06%; expected life of 5 years; and expected volatility of 97%;

f)
completed a short form prospectus offering and issued 9,240,000 units at a price of $3.25 per unit for gross proceeds of $30,030,000 (“2010 Offering”). Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $3.60 until September 30, 2011 (“Series III Unit”).

Of the unit price of $3.25, $2.8836 was allocated to the common share component of the Series III Unit and the balance of $0.3664 was allocated to the warrant component of the Series III Unit.  These values were calculated on a pro rata basis based on the closing trading price of the Company’s common shares on the date of the Offering Agreement which was $3.58, and the estimated fair value of a whole Warrant of $0.9099 (which was estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.39%; expected life of 1.0 years; and expected volatility of 64%).

In connection with the 2010 Offering, the Company paid cash commissions totalling $1,801,800 and issued 277,200 warrants (“Broker Compensation Warrants”) to the underwriters of the 2010 Offering.  Each Broker Compensation Warrant entitles the holder to purchase one Series III Unit for a period of 12 months following September 30, 2010 at the exercise price of $3.25 per Series III Unit.  The estimated fair value of the Broker Compensation Warrants totalled $230,852.  The fair values of the Broker Warrants were estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.39%; expected life of 1.0 years; and expected volatility of 64%.